DORSEY
DORSEY & WHITNEY LLP



06011910

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com


SEC MAIL
RECEIVED
PROCESSING
MAR 22 2006
WASH, D.C.
213
SECTION

March 21, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

SUPPL

Re: Highpine Oil & Gas Limited
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34869

Dear Sirs/Mesdames:

On behalf of our client, Highpine Oil & Gas Limited (the "Corporation"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,



Daniel M. Miller

DMM/dmm
Enclosure

cc: Fred Davidson
Burnet, Duckworth & Palmer LLP

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL



SCHEDULE A

1. Preliminary prospectus, dated February 8, 2006
2. Final prospectus, dated February 16, 2006
3. Underwriting Agreement, dated February 8, 2006
4. Certification of the CEO for the period ended December 31, 2004
5. Certification of the CEO for the period ended September 30, 2005
6. Certification of the CFO for the period ended December 31, 2004
7. Certification of the CFO for the period ended September 30, 2005
8. Interim financial statements for the three and nine months ended September 30, 2005
9. Management's Discussion and Analysis for the three and nine months ended September 30, 2005
10. Material change report, dated December 21, 2005
11. Material change report, dated February 21, 2006
12. Material change report, dated February 23, 2006
13. Arrangement Agreement, dated as of January 18, 2006
14. Notice of Meeting and Record Date for the Annual Meeting of Shareholders to be held on May 10, 2006
15. Documents related to Plan of Arrangement, dated February 21, 2006
16. Notice of Principal Regulator, dated February 20, 2006
17. News release, dated November 10, 2005
18. News release, dated December 12, 2005
19. News release, dated January 10, 2006
20. News release, dated February 2, 2006
21. News release, dated February 2, 2006
22. News release, dated February 21, 2006
23. News release, dated February 23, 2006
24. News release, dated February 27, 2006
25. News release, dated March 2, 2006
26. News release, dated March 8, 2006

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**"), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement (as defined herein) and pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".*

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Highpine Oil & Gas Limited, at Suite 4000, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 265-3333, and are also available electronically at www.sedar.com.*

New Issue **February 8, 2006**


SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2006
WASH, D.C.
213
SECTION

PRELIMINARY SHORT FORM PROSPECTUS



HIGHPINE
OIL & GAS LIMITED

$100,620,000
4,300,000 Common Shares

This short form prospectus qualifies the distribution of 4,300,000 class A common shares ("**Common Shares**") of Highpine Oil & Gas Limited ("**Highpine**" or the "**Corporation**") at a price of $23.40 per Common Share (the "**Offering**"). The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "HPX". On February 1, 2006, the last trading day before the public announcement of the Offering, the closing price of the Common Shares on the TSX was $24.40 and on February 7, 2006, the last trading day before the filing of this short form prospectus, the closing price of the Common Shares on the TSX was $23.18. The Corporation has applied to list the Common Shares offered under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. The offering price of the Common Shares offered under this short form prospectus was determined by negotiation between the Corporation and the Underwriters (as defined below).

Price: $23.40 per Common Share

	Price to the Public	Underwriters' Fee	Net Proceeds to the Corporation [1]
Per Common Share	$23.40	$0.936	$22.464
Total Offering	$100,620,000	$4,024,800	$96,595,200

Note:
(1) Before deducting expenses of the Offering estimated to be $500,000, which will be paid from the general funds of the Corporation.

RBC Dominion Securities Inc., FirstEnergy Capital Corp., GMP Securities L.P., Tristone Capital Inc., BMO Nesbitt Burns Inc. and Wellington West Capital Markets Inc. (collectively, the "**Underwriters**"), as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Corporation by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Bennett Jones LLP.

RBC Dominion Securities Inc., one of the Underwriters, is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank that is a lender to Highpine and to which it is presently indebted. Consequently, Highpine may be considered to be a "connected issuer" of RBC Dominion Securities Inc. under applicable Canadian securities laws. Highpine will initially use the net proceeds of the Offering to repay a portion of its indebtedness to such bank. See "Relationship Between Highpine's Banker and an Underwriter" and "Use of Proceeds".

Highpine's head office is located at Suite 4000, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about February 23, 2006 or such other date not later than February 28, 2006 as the Corporation and the Underwriters may agree. Definitive certificates representing the Common Shares will be available for delivery at closing. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP and Bennett Jones LLP, and subject to the provisions of any particular plan, the Common Shares when issued will be qualified investments, within the meaning of the *Income Tax Act* (Canada), for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "targeting", "intend", "could", "might", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

- the performance characteristics of the Corporation's oil and natural gas properties;
- oil and natural gas production levels and the sources of their growth;
- the quantity of oil and natural gas reserves;
- capital expenditure programs;
- supply and demand for oil and natural gas and commodity prices;
- planned construction and expansion of facilities;
- drilling plans;
- reserve life;
- availability of rigs, equipment and other goods and services;
- procurement of drilling licenses;

- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
- treatment under governmental regulatory regimes and tax laws; and
- realization of the anticipated benefits of acquisitions and dispositions.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic, market and business conditions in Canada, the United States and globally;
- industry conditions, including fluctuations in the price of oil and natural gas;
- governmental regulation of the oil and gas industry, including environmental regulation;
- fluctuation in foreign exchange or interest rates;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- unanticipated operating events which can reduce production or cause production to be shut in or delayed;
- failure to obtain industry partner and other third party consents and approvals, when required;
- actions by governmental authorities, including increases in taxes;
- the availability of capital on acceptable terms;
- stock market volatility and market valuations;
- competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
- the need to obtain required approvals from regulatory authorities; and
- the other factors considered under "Risk Factors".

Statements relating to "reserves" or "resources" are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. **Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Corporation nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Corporation's expectations except as otherwise required by applicable legislation.**

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"bbl" means one barrel

"boe" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. **Boes may be misleading, particularly if used in isolation. The boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.**

"boe/d" means barrels of oil equivalent per day

"mmcf" means one million cubic feet

"mmcf/d" means one million cubic feet per day

"NGL" means natural gas liquids

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Corporation's initial annual information form dated April 27, 2005 (the "**AIF**");

(b) the audited consolidated financial statements of Highpine as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of the financial condition and results of operations of Highpine for the year ended December 31, 2004;

(d) the material change report of Highpine dated April 5, 2005 regarding the completion of the initial public offering of Common Shares of Highpine;

(e) the material change report of Highpine dated April 8, 2005 regarding Highpine entering into an agreement with Vaquero Energy Ltd. ("**Vaquero**") in respect of the plan of arrangement under the *Business Corporations Act* (Alberta) (the "**ABCA**") involving Highpine, Vaquero and the securityholders of Vaquero (the "**Vaquero Arrangement**");

(f) the business acquisition report in the form of the information circular – proxy statement of Vaquero dated April 29, 2005 relating to an annual and special meeting of the securityholders of Vaquero held on May 31, 2005 to approve the Vaquero Arrangement;

(g) the material change report of Highpine dated June 1, 2005 regarding the completion of the Vaquero Arrangement;

(h) the information circular – proxy statement of Highpine dated June 6, 2005 relating to an annual and special meeting of the shareholders of Highpine held on July 6, 2005;

(i) the unaudited consolidated financial statements of Highpine as at and for the nine month period ended September 30, 2005 together with the notes thereto;

(j) the management's discussion and analysis of the financial condition and results of operations of Highpine for the nine month period ended September 30, 2005; and

(k) the material change report of Highpine dated December 21, 2005 regarding Highpine entering into an agreement with White Fire Energy Ltd. ("**White Fire**") in respect of the proposed plan of arrangement under the ABCA involving Highpine, White Fire and the shareholders of White Fire resulting in the acquisition of White Fire by Highpine.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution, shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

HIGHPINE OIL & GAS LIMITED

General

Highpine was incorporated under the name 779573 Alberta Inc. pursuant to the ABCA on April 2, 1998. On April 9, 1998, Highpine filed Articles of Amendment to change its name to Highpine Oil & Gas Limited. On December 14, 1999, Highpine

filed Articles of Amendment to remove the "private company" provisions from its Articles. On December 23, 1999, Highpine filed Articles of Amendment to reorganize its share capital to provide for the issuance of an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series. On February 2, 2000, Highpine filed Articles of Amendment to reorganize its share capital to consist of an unlimited number of Common Shares and an unlimited number of class "B" common non-voting shares (**"Class B Shares"**), issuable in series. On February 17, 2000, Highpine filed Articles of Amendment to reorganize its share capital to fix the rights, privileges, restrictions and conditions of an initial series of 3,000,000 Class B Shares, designated as class "B" common non-voting shares, series 1 (**"Series 1 Class B Shares"**). On February 18, 2000, Highpine filed Articles of Amendment to effect a split in its then outstanding Common Shares on a 1.256440 for one basis. On February 3, 2005, Highpine filed Articles of Amendment to amend the provisions of the Series 1 Class B Shares to provide for the automatic conversion of such shares into Common Shares on February 4, 2006. On February 7, 2005, Highpine filed Articles of Amendment to cancel the Series 1 Class B Shares.

Highpine has four wholly owned subsidiaries, Pino Alto Energy II Ltd. (**"Pino Alto"**), Highpine Asset Corporation (**"HAC"**), Highpine Energy Ltd. (**"HE"**) and 665162 B.C. Ltd. Pino Alto, HAC and HE were incorporated under the ABCA on April 12, 2000, February 24, 2004 and May 5, 1995, respectively. 665162 B.C. Ltd. was incorporated under the *Business Corporations Act* (British Columbia) on March 4, 2003. Highpine also owns 50% of the issued and outstanding common shares of Rubicon Energy Corporation, which was formed by Articles of Amalgamation filed pursuant to the ABCA on March 5, 2004. In addition, Highpine is the managing partner of Highpine Oil & Gas Partnership, which was formed under the laws of Alberta pursuant to a partnership agreement, dated as of February 18, 2003, as amended, between Highpine and Pino Alto. Substantially all of Highpine's producing assets have been contributed to Highpine Oil & Gas Partnership with the exception of Highpine's Joffre area properties, which are held by Highpine, and certain Pembina area properties, which are held by Highpine and HAC.

Highpine's Business

Highpine is an Alberta based oil and gas corporation with an aggressive activity plan for future growth. Highpine is engaged in the exploration for, and the acquisition, development and production of, natural gas and crude oil in western Canada. Highpine's business plan contemplates that Highpine will pursue exploration, development and exploitation drilling, complemented with property or corporate acquisitions exhibiting synergy in lands, facilities, production and operating efficiencies. The vast majority of Highpine's current operations are in the Province of Alberta.

The business plan of Highpine will be to focus on sustainable and profitable growth in production, cash flow from operations and net asset value. To accomplish this, Highpine's management intends to pursue an integrated growth strategy, including exploration, development and exploitation drilling, complemented with acquisitions of properties in specific areas where further exploration, development or exploitation opportunities exist. Management believes that "full cycle" exploration and exploitation of oil and natural gas is the most efficient way to create "true" shareholder value (that is, generate significant rates-of-return on invested capital), in the current oil and natural gas environment. Management intends to internally generate exploration, development and exploitation opportunities, starting with thorough detailed regional mapping. Once trends and areas of interests have been established, Highpine will attempt to accumulate land in the applicable area by way of crown/freehold land acquisitions, industry farm-ins and joint ventures. To date, Highpine has chosen to concentrate its activities and focus to Alberta. Highpine's production is derived from the following three core operating and exploration areas:

Pembina/Nisku – Central Alberta:	These assets target oil and natural gas in the Nisku, Glauconitic, Rock Creek, Ellerslie and Pekisko zones.
West Central Gas Fairway – Central Alberta:	These assets target natural gas and associated NGLs sands in the Edmonton, Gething, Notikewan, Rock Creek, Nordegg, Belly River, Viking, Glauconitic and Ellerslie zones. In addition, Highpine is evaluating coal bed methane opportunities in this area.
Bantry/Retlaw – Southern Alberta:	These assets target lower risk oil and natural gas exploitation in the Mannville zone.

See "Highpine's Business" at page 4 of Highpine's AIF.

RECENT DEVELOPMENTS

White Fire Arrangement

Overview

On December 12, 2005, Highpine and White Fire jointly announced that they had entered into a merger agreement, which has subsequently been superseded by an arrangement agreement (the "**Arrangement Agreement**"), pursuant to which Highpine has agreed to acquire all of the issued and outstanding shares of White Fire pursuant to a proposed plan of arrangement (the "**White Fire Arrangement**") under the ABCA involving Highpine, White Fire and the shareholders of White Fire. Pursuant to the White Fire Arrangement, shareholders of White Fire will receive for each common share of White Fire held 0.132 of a Common Share of Highpine and outstanding stock options and common share purchase warrants of White Fire will be cancelled in consideration of a cash payment equal to the difference between the exercise price of the option or warrant, as applicable, and $3.11. The White Fire Arrangement is anticipated to be completed on or about February 21, 2006.

Closing Conditions and Non-Completion Fee

The obligation of Highpine to complete the White Fire Arrangement is conditional upon, among other things, the approval of the shareholders of White Fire required for the White Fire Arrangement pursuant to the ABCA or as required by the Court of Queen's Bench of Alberta, no material adverse change in respect of White Fire having occurred, compliance by White Fire with its covenants contained in the Arrangement Agreement and all necessary securities, corporate and regulatory approvals being obtained.

Pursuant to the Arrangement Agreement, White Fire has agreed to pay Highpine a non-completion fee in the amount of $3.0 million in certain circumstances if the White Fire Arrangement is not completed. In addition, White Fire has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving White Fire and has granted Highpine certain pre-emptive rights if White Fire receives any other offers. See "Risk Factors – Possible Failure to Complete the White Fire Arrangement".

Pro Forma Highpine Highlights

Upon the successful completion of the White Fire Arrangement, Mr. Ken Woolner of White Fire has agreed to join the board of directors of Highpine and Mr. Bob Rosine, Mr. Robert Fryk, Mr. Rob Pinckston and Mr. Dave Humphreys of White Fire, have agreed to join the management of Highpine. Messrs. Rosine, Fryk, Pinckston and Humphreys have agreed to deposit all of the Common Shares which they receive pursuant to the White Fire Arrangement in escrow, which shares will be releasable to them from escrow over a period of approximately three years from the closing date of the White Fire Arrangement provided that they are an employee of Highpine on the release dates.

The merged entity will be a light oil and natural gas (with liquids) exploration company with its core asset base located in an emerging oil exploration play on the prolific Pembina Nisku trend. In addition, Highpine will have diversified oil and gas exploration and development opportunities in Joffre/Gilby, Windfall, Chip Lake, McLeod/Goodwin, Wilson Creek and Ferrier.

At Pembina, pro forma, Highpine will have:

- total undeveloped land in excess of 80,000 net acres;
- an average working interest of approximately 72%;
- a 3-D seismic base of approximately 1,000 square kilometres, that essentially covers the entire Nisku play;
- approximately 90 distinct seismically defined locations at an approximate 70% working interest;
- 20 contingent locations and several additional leads/opportunities in the Nisku play; and
- control of facilities with a capacity net to Highpine of approximately 20,000 bbls/d.

In addition to Pembina, Highpine will have seven additional core areas at Joffre/Gilby, Bantry/Retlaw, Windfall, Chip Lake, McLeod/Goodwin, Wilson Creek and Ferrier. In its West Central Gas Fairway, Highpine will have over 90,000 net acres of undeveloped land and a drilling inventory in excess of 60 drilling locations, at an average working interest of approximately 70%.

This inventory targets high quality, medium depth, medium risk, multi-zone natural gas with associated liquids in Western Canada.

Total combined net debt is approximately $93 million as of December 12, 2005 and Highpine, on closing of the White Fire Arrangement, will have approximately 48.3 million basic and 52.0 million fully diluted Common Shares outstanding.

CAPITALIZATION

There have been no material changes in the share capitalization or in the indebtedness of Highpine since September 30, 2005, other than an increase in bank debt to approximately $110 million as at February 7, 2006. After giving effect to the Offering, Highpine will have 48,549,715 Common Shares outstanding as at February 7, 2006.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and Class B Shares. As at February 7, 2006, there were 44,249,715 Common Shares issued and outstanding. No Class B Shares are currently issued and outstanding.

Common Shares

Highpine is authorized to issue an unlimited number of Common Shares without nominal or par value. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Highpine, except meetings of another class or series of shares of Highpine, which are required by law to be held separately. Subject to the rights of the holders of any other shares having priority over the Common Shares, holders of Common Shares are entitled to dividends if, as and when declared by the Board of Directors and, upon liquidation, dissolution or winding-up, to receive the remaining property of Highpine.

Class B Shares

Highpine is authorized to issue an unlimited number of Class B Shares issuable in series, each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Highpine prior to the issuance thereof. Subject to applicable law, the holders of Class B Shares are not entitled to receive notice of, attend or vote at any meetings of the shareholders of Highpine. The holders of Class B Shares are not entitled to receive any dividends on the Class B Shares and are not entitled, in the event of any liquidation, dissolution or winding-up of Highpine, whether voluntary or involuntary, or any other distribution of the assets of Highpine among its shareholders for the purpose of winding-up its affairs, to receive the remaining property of Highpine.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Common Shares hereunder are estimated to be $96,095,200 after deducting the Underwriters' fee of $4,024,800 and the estimated expenses of the Offering of $500,000. The net proceeds of the Offering will be used by the Corporation to temporarily reduce bank indebtedness, which will be redrawn, as needed to fund the Corporation's ongoing exploration and development activities and for general working capital purposes. In particular, the net proceeds will be used to fund the Corporation's 2006 capital expenditure program, which contemplates expenditures of approximately $140 million, or if the White Fire Arrangement is successfully completed, of approximately $160 million. The capital expenditure program will primarily fund the Corporation's Pembina and West Central Gas Fairway exploration and production programs as well as the ongoing evaluation of high impact prospects at Crystal, Medicine Loge and Ferrier. See "Plan of Distribution" and "Relationship Between Highpine's Banker and an Underwriter".

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated as of February 8, 2006, between the Corporation and the Underwriters, the Corporation has agreed to issue and sell an aggregate of 4,300,000 Common Shares to the Underwriters, and the Underwriters have severally agreed to purchase such Common Shares on February 23, 2006, or such other date not later than February 28, 2006 as may be agreed by the Corporation and the Underwriters. Delivery of the Common Shares is conditional upon payment on closing of $23.40 per Common Share by the Underwriters to the Corporation. The Underwriting

Agreement provides that the Corporation will pay the Underwriters' fee of $0.936 per Common Share for Common Shares issued and sold by the Corporation, for an aggregate fee payable by the Corporation of $4,024,800 in consideration for their services in connection with the Offering. The terms of the Offering were determined by negotiation between the Corporation and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Common Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Common Shares. The Underwriters are, however, obligated to take up and pay for all Common Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that closing will occur on or about February 23, 2006, or such other date as the Corporation and the Underwriters may agree but not later than February 28, 2005. Definitive certificates representing the Common Shares will be available for delivery at closing.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable into Common Shares for a period of 90 days subsequent to the closing date of the Offering without the consent of RBC Dominion Securities Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Corporation has applied to list the Common Shares distributed pursuant to the Offering on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Common Shares offered hereby have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "**1933 Act**"), or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Common Shares that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. The Underwriting Agreement also permits the Underwriters to offer and resell the Common Shares to certain institutional accredited investors pursuant to exemptions from registration under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Common Shares offered under this short form prospectus within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

RELATIONSHIP BETWEEN HIGHPINE'S BANKER AND AN UNDERWRITER

RBC Dominion Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank that is a lender to Highpine. As a result, Highpine may be considered to be a connected issuer of RBC Dominion Securities Inc. under applicable

Canadian securities laws. At February 7, 2006, the Corporation was indebted to the bank under a secured extendible revolving term credit facility in the amount of approximately $110 million. The credit facility is secured by a general security agreement and a first floating charge over all of the Corporation's assets. Highpine is in compliance with all material terms of the agreements governing such credit facility and the bank has not waived any material breach of such agreements since their execution. Neither Highpine's financial position nor the value of the security under the credit facility has changed adversely since the indebtedness under the credit facility was incurred.

The decision to distribute the Common Shares offered under this prospectus and the determination of the terms of the distribution were made through negotiations between Highpine and the Underwriters. The bank affiliated with RBC Dominion Securities Inc. did not have any involvement in such decision or determination but has been advised of this issuance and its terms. As a consequence of the Offering, RBC Dominion Securities Inc. will receive its share of the Underwriters' fee and the bank affiliated with it will receive certain proceeds of the Offering from Highpine as a temporary repayment of outstanding indebtedness. See "Use of Proceeds".

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Corporation, and by Bennett Jones LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, own less than 1% of the Common Shares and the partners and associates of Bennett Jones LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares. Mr. John Brussa, a director of Highpine and Mr. Fred Davidson, the Corporate Secretary of Highpine, are partners of Burnet, Duckworth & Palmer LLP.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in and incorporated by reference in this prospectus and, in particular, the following risk factors, before making an investment decision. There can be no assurance that Highpine's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Possible Failure to Realize Anticipated Benefits of Acquisitions

Since incorporation, the Corporation has completed a number of acquisitions and is proposing to complete the acquisition of White Fire pursuant to the White Fire Arrangement to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these and future acquisitions the Corporation may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Corporation's ability to achieve the anticipated benefits of these and future acquisitions.

Possible Failure to Complete the White Fire Arrangement

The White Fire Arrangement is subject to normal commercial risk that the White Fire Arrangement may not be completed on the terms negotiated or at all. The White Fire Arrangement is subject to necessary court and regulatory approvals and the approval of the shareholders of White Fire, all of which are beyond the control of Highpine. If closing of the White Fire Arrangement does not take place as contemplated, the Corporation could suffer adverse consequences, including a loss of investor confidence.

Operational and Reserves Risks Relating to White Fire

The risk factors set forth in Highpine's AIF and in this short form prospectus relating to the oil and natural gas business and the operations and reserves of the Corporation apply equally in respect of White Fire, which the Corporation is acquiring pursuant to the White Fire Arrangement.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Highpine depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Highpine's existing reserves and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Highpine's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Highpine will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Highpine may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Highpine.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, Highpine explores for and produces sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Highpine. In accordance with industry practice, Highpine is not fully insured against all of these risks, nor are all such risks insurable. Although Highpine maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Highpine could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on Highpine.

Operational Dependence

Other companies operate some of the assets in which Highpine has an interest. As a result, Highpine has a limited ability to exercise influence over the operation of these assets or their associated costs, which could adversely affect Highpine's financial performance. Highpine's return on assets operated by others will therefore depend upon a number of factors that may be outside of Highpine's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

Highpine manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic.

Highpine's ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Corporation's control, including:

- the availability of processing capacity;
- the availability and proximity of pipeline capacity;
- the supply of and demand for oil and natural gas;
- the availability of alternative fuel sources;
- the effects of inclement weather;
- the availability of drilling and related equipment;
- unexpected cost increases;
- accidental events;
- currency fluctuations;
- the availability and productivity of skilled labour; and
- regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, Highpine could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. Highpine competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Highpine's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than Highpine. Highpine's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "Industry Conditions" at page 31 of Highpine's AIF. Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase Highpine's costs, any of which may have a material adverse effect on Highpine's business, financial condition and results of operations. In order to conduct oil and gas operations, Highpine requires licenses from various governmental authorities. There can be no assurance that Highpine will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". Highpine's exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject Highpine to possible future legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation. See also "Industry Conditions – Environmental Regulation" at page 33 of Highpine's AIF.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Highpine to incur costs to remedy such discharge. Although Highpine believes that it is in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Highpine's financial condition, results of operations or prospects. See "Industry Conditions – Environmental Regulation" at page 33 of Highpine's AIF.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Highpine is and will continue to be affected by numerous factors beyond its control. Highpine's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Highpine may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Highpine's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of Highpine's reserves. Highpine might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Highpine's net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Highpine are in part determined by Highpine's borrowing base. A sustained material decline in prices from historical average prices could reduce Highpine's borrowing base, therefore reducing the bank credit available to Highpine which could require that a portion, or all, of Highpine's bank debt be repaid and a liquidation of assets.

Substantial Capital Requirements

Highpine anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Highpine's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Highpine. The inability of Highpine to access sufficient capital for its operations could have a material adverse effect on Highpine's financial condition, results of operations and prospects.

Additional Funding Requirements

Highpine's cash flow from its reserves may not be sufficient to fund its ongoing activities. From time to time, Highpine may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Highpine to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Highpine's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, Highpine's ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If Highpine's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Issuance of Debt

From time to time Highpine may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Highpine's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Highpine may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Highpine's articles nor its by-laws limit the amount of indebtedness that Highpine may incur. The level of Highpine's indebtedness from time to time, could impair Highpine's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Highpine may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Highpine will not benefit from such increases. Similarly, from time to time Highpine may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Highpine will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Highpine and may delay exploration and development activities. To the extent Highpine is not the operator of its oil and gas properties, Highpine will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Highpine's claim which could result in a reduction of the revenue received by Highpine.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in the AIF are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Highpine's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. In Highpine's case, 60% of proved reserves are estimated using volumetric analysis. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Paddock Lindstrom & Associates Ltd. ("**Paddock**") has used both constant and escalated prices and costs in estimating the reserves and future net cash flows contained in their reports (collectively, the "**Paddock Reports**") summarized in Highpine's AIF. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Highpine's oil and gas reserves will vary from the estimates contained in the Paddock Reports, and such variations could be material. The Paddock Reports are based in part on the assumed success of activities Highpine intends to undertake in future years. The reserves and estimated cash flows set out in the Paddock Reports will be reduced to the extent that such activities do not achieve the level of success assumed in the Paddock Reports.

Insurance

Highpine's involvement in the exploration for and development of oil and natural gas properties may result in Highpine becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Highpine maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, Highpine may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Highpine. The occurrence of a significant event that Highpine is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Highpine.

Dividends

To date, other than the stock dividend declared by the Corporation effective February 15, 2005 of 0.047 of a Common Share in respect of each issued and outstanding Common Share as at February 15, 2005, the Corporation has not declared or paid any dividends on the outstanding Common Shares or Class B Shares. Any decision to pay dividends on the Common Shares in the future will be made by the Board of Directors on the basis of Highpine's earnings, financial requirements and other conditions existing at such future time. At present, Highpine does not anticipate declaring and paying any dividends in the near future.

Conflicts of Interest

Certain directors of Highpine are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Directors and Executive Officers – Conflicts of Interest" at page 42 of Highpine's AIF.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licenses and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in the Corporation's ongoing capital program, potentially delaying the program and the results of such program until the Corporation finds a suitable alternative partner.

Reliance on Key Personnel

Highpine's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Highpine. Highpine does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Highpine are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Highpine will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Highpine.

LEGAL PROCEEDINGS

To the knowledge of management, there are no outstanding legal proceedings material to the Corporation to which the Corporation is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by

the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

CONSENT OF KPMG LLP

The Board of Directors of Highpine Oil & Gas Limited

We have read the preliminary short form prospectus of Highpine Oil & Gas Limited (the "**Corporation**") dated February 8, 2006 relating to the qualification for distribution of 4,300,000 class A common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report was dated April 22, 2005.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of Vaquero Energy Ltd. on the balance sheets of Vaquero Energy Ltd. as at December 31, 2004 and 2003 and the statements of operations and retained earnings and cash flows for each of the years then ended. Our report is dated March 23, 2005.

(signed) *"KPMG LLP"*
Chartered Accountants
Calgary, Canada
February 8, 2006

CERTIFICATE OF THE CORPORATION

Dated: February 8, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

HIGHPINE OIL & GAS LIMITED

(signed) A. Gordon Stollery
Chairman, President and Chief Executive Officer

(signed) Harry D. Cupric
Vice President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) John A. Brussa
Director

(signed) Richard G. Carl
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: February 8, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

RBC DOMINION SECURITIES INC.

By: (signed) Robi Contrada

FIRSTENERGY CAPITAL CORP.	**GMP SECURITIES L.P.**	**TRISTONE CAPITAL INC.**
By: (signed) John S. Chambers	By: (signed) Christopher T. Graham	By: (signed) Brad Hurtubise

BMO NESBITT BURNS INC.

By: (signed) Shane C. Fildes

WELLINGTON WEST CAPITAL MARKETS INC.

By: (signed) Jeff Reymer

File No. 82-34869

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**"), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement (as defined herein) and pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".*

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Highpine Oil & Gas Limited, at Suite 4000, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 265-3333, and are also available electronically at www.sedar.com.*

New Issue **February 16, 2006**

SHORT FORM PROSPECTUS


HIGHPINE
OIL & GAS LIMITED



$100,620,000
4,300,000 Common Shares

This short form prospectus qualifies the distribution of 4,300,000 class A common shares ("**Common Shares**") of Highpine Oil & Gas Limited ("**Highpine**" or the "**Corporation**") at a price of $23.40 per Common Share (the "**Offering**"). The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "HPX". On February 1, 2006, the last trading day before the public announcement of the Offering, the closing price of the Common Shares on the TSX was $24.40 and on February 15, 2006, the last trading day before the filing of this short form prospectus, the closing price of the Common Shares on the TSX was $22.25. The TSX has conditionally approved the listing of the Common Shares offered under this short form prospectus. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before May 10, 2006. The offering price of the Common Shares offered under this short form prospectus was determined by negotiation between the Corporation and the Underwriters (as defined below).

Price: $23.40 per Common Share

	Price to the Public	Underwriters' Fee	Net Proceeds to the Corporation (1)
Per Common Share	$23.40	$0.936	$22.464
Total Offering	$100,620,000	$4,024,800	$96,595,200

Note:
(1) Before deducting expenses of the Offering estimated to be $500,000, which will be paid from the general funds of the Corporation.

RBC Dominion Securities Inc., FirstEnergy Capital Corp., GMP Securities L.P., Tristone Capital Inc., BMO Nesbitt Burns Inc. and Wellington West Capital Markets Inc. (collectively, the "**Underwriters**"), as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Corporation by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Bennett Jones LLP.

RBC Dominion Securities Inc., one of the Underwriters, is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank that is a lender to Highpine and to which it is presently indebted. Consequently, Highpine may be considered to be a "connected issuer" of RBC Dominion Securities Inc. under applicable Canadian securities laws. Highpine will initially use the net proceeds of the Offering to repay a portion of its indebtedness to such bank. See "Relationship Between Highpine's Banker and an Underwriter" and "Use of Proceeds".

Highpine's head office is located at Suite 4000, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about February 23, 2006 or such other date not later than February 28, 2006 as the Corporation and the Underwriters may agree. Definitive certificates representing the Common Shares will be available for delivery at closing. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP and Bennett Jones LLP, and subject to the provisions of any particular plan, the Common Shares when issued will be qualified investments, within the meaning of the *Income Tax Act* (Canada), for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "targeting", "intend", "could", "might", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

- the performance characteristics of the Corporation's oil and natural gas properties;
- oil and natural gas production levels and the sources of their growth;
- the quantity of oil and natural gas reserves;
- capital expenditure programs;
- supply and demand for oil and natural gas and commodity prices;
- planned construction and expansion of facilities;
- drilling plans;
- reserve life;
- availability of rigs, equipment and other goods and services;
- procurement of drilling licenses;

- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
- treatment under governmental regulatory regimes and tax laws; and
- realization of the anticipated benefits of acquisitions and dispositions.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic, market and business conditions in Canada, the United States and globally;
- industry conditions, including fluctuations in the price of oil and natural gas;
- governmental regulation of the oil and gas industry, including environmental regulation;
- fluctuation in foreign exchange or interest rates;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- unanticipated operating events which can reduce production or cause production to be shut in or delayed;
- failure to obtain industry partner and other third party consents and approvals, when required;
- actions by governmental authorities, including increases in taxes;
- the availability of capital on acceptable terms;
- stock market volatility and market valuations;
- competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
- the need to obtain required approvals from regulatory authorities; and
- the other factors considered under "Risk Factors".

Statements relating to "reserves" or "resources" are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. **Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Corporation nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Corporation's expectations except as otherwise required by applicable legislation.**

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"bbl" means one barrel

"boe" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. **Boes may be misleading, particularly if used in isolation. The boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.**

"boe/d" means barrels of oil equivalent per day

"mcf" means one thousand cubic feet

"mmcf" means one million cubic feet

"mmcf/d" means one million cubic feet per day

"NGL" means natural gas liquids

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Corporation's initial annual information form dated April 27, 2005 (the "**AIF**");

(b) the audited consolidated financial statements of Highpine as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of the financial condition and results of operations of Highpine for the year ended December 31, 2004;

(d) the material change report of Highpine dated April 5, 2005 regarding the completion of the initial public offering of Common Shares of Highpine;

(e) the material change report of Highpine dated April 8, 2005 regarding Highpine entering into an agreement with Vaquero Energy Ltd. ("**Vaquero**") in respect of the plan of arrangement under the *Business Corporations Act* (Alberta) (the "**ABCA**") involving Highpine, Vaquero and the securityholders of Vaquero (the "**Vaquero Arrangement**");

(f) the business acquisition report in the form of the information circular – proxy statement of Vaquero dated April 29, 2005 relating to an annual and special meeting of the securityholders of Vaquero held on May 31, 2005 to approve the Vaquero Arrangement;

(g) the material change report of Highpine dated June 1, 2005 regarding the completion of the Vaquero Arrangement;

(h) the information circular – proxy statement of Highpine dated June 6, 2005 relating to an annual and special meeting of the shareholders of Highpine held on July 6, 2005;

(i) the unaudited consolidated financial statements of Highpine as at and for the nine month period ended September 30, 2005 together with the notes thereto;

(j) the management's discussion and analysis of the financial condition and results of operations of Highpine for the nine month period ended September 30, 2005; and

(k) the material change report of Highpine dated December 21, 2005 regarding Highpine entering into an agreement with White Fire Energy Ltd. ("**White Fire**") in respect of the proposed plan of arrangement under the ABCA involving Highpine, White Fire and the shareholders of White Fire resulting in the acquisition of White Fire by Highpine.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution, shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

HIGHPINE OIL & GAS LIMITED

General

Highpine was incorporated under the name 779573 Alberta Inc. pursuant to the ABCA on April 2, 1998. On April 9, 1998, Highpine filed Articles of Amendment to change its name to Highpine Oil & Gas Limited. On December 14, 1999, Highpine

filed Articles of Amendment to remove the "private company" provisions from its Articles. On December 23, 1999, Highpine filed Articles of Amendment to reorganize its share capital to provide for the issuance of an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series. On February 2, 2000, Highpine filed Articles of Amendment to reorganize its share capital to consist of an unlimited number of Common Shares and an unlimited number of class "B" common non-voting shares ("**Class B Shares**"), issuable in series. On February 17, 2000, Highpine filed Articles of Amendment to reorganize its share capital to fix the rights, privileges, restrictions and conditions of an initial series of 3,000,000 Class B Shares, designated as class "B" common non-voting shares, series 1 ("**Series 1 Class B Shares**"). On February 18, 2000, Highpine filed Articles of Amendment to effect a split in its then outstanding Common Shares on a 1.256440 for one basis. On February 3, 2005, Highpine filed Articles of Amendment to amend the provisions of the Series 1 Class B Shares to provide for the automatic conversion of such shares into Common Shares on February 4, 2006. On February 7, 2005, Highpine filed Articles of Amendment to cancel the Series 1 Class B Shares.

Highpine has four wholly owned subsidiaries, Pino Alto Energy II Ltd. ("**Pino Alto**"), Highpine Asset Corporation ("**HAC**"), Highpine Energy Ltd. ("**HE**") and 665162 B.C. Ltd. Pino Alto, HAC and HE were incorporated under the ABCA on April 12, 2000, February 24, 2004 and May 5, 1995, respectively. 665162 B.C. Ltd. was incorporated under the *Business Corporations Act* (British Columbia) on March 4, 2003. Highpine also owns 50% of the issued and outstanding common shares of Rubicon Energy Corporation, which was formed by Articles of Amalgamation filed pursuant to the ABCA on March 5, 2004. In addition, Highpine is the managing partner of Highpine Oil & Gas Partnership, which was formed under the laws of Alberta pursuant to a partnership agreement, dated as of February 18, 2003, as amended, between Highpine and Pino Alto. Substantially all of Highpine's producing assets have been contributed to Highpine Oil & Gas Partnership with the exception of Highpine's Joffre area properties, which are held by Highpine, and certain Pembina area properties, which are held by Highpine and HAC.

Highpine's Business

Highpine is an Alberta based oil and gas corporation with an aggressive activity plan for future growth. Highpine is engaged in the exploration for, and the acquisition, development and production of, natural gas and crude oil in western Canada. Highpine's business plan contemplates that Highpine will pursue exploration, development and exploitation drilling, complemented with property or corporate acquisitions exhibiting synergy in lands, facilities, production and operating efficiencies. The vast majority of Highpine's current operations are in the Province of Alberta.

The business plan of Highpine will be to focus on sustainable and profitable growth in production, cash flow from operations and net asset value. To accomplish this, Highpine's management intends to pursue an integrated growth strategy, including exploration, development and exploitation drilling, complemented with acquisitions of properties in specific areas where further exploration, development or exploitation opportunities exist. Management believes that "full cycle" exploration and exploitation of oil and natural gas is the most efficient way to create "true" shareholder value (that is, generate significant rates-of-return on invested capital), in the current oil and natural gas environment. Management intends to internally generate exploration, development and exploitation opportunities, starting with thorough detailed regional mapping. Once trends and areas of interests have been established, Highpine will attempt to accumulate land in the applicable area by way of crown/freehold land acquisitions, industry farm-ins and joint ventures. To date, Highpine has chosen to concentrate its activities and focus to Alberta. Highpine's production is derived from the following three core operating and exploration areas:

Pembina/Nisku – Central Alberta:	These assets target oil and natural gas in the Nisku, Glauconitic, Rock Creek, Ellerslie and Pekisko zones.
West Central Gas Fairway – Central Alberta:	These assets target natural gas and associated NGLs sands in the Edmonton, Gething, Notikewan, Rock Creek, Nordegg, Belly River, Viking, Glauconitic and Ellerslie zones. In addition, Highpine is evaluating coal bed methane opportunities in this area.
Bantry/Retlaw – Southern Alberta:	These assets target lower risk oil and natural gas exploitation in the Mannville zone.

See "Highpine's Business" at page 4 of Highpine's AIF.

RECENT DEVELOPMENTS

White Fire Arrangement

Overview

On December 12, 2005, Highpine and White Fire jointly announced that they had entered into a merger agreement, which has subsequently been superseded by an arrangement agreement (the "**Arrangement Agreement**"), pursuant to which Highpine has agreed to acquire all of the issued and outstanding shares of White Fire pursuant to a proposed plan of arrangement (the "**White Fire Arrangement**") under the ABCA involving Highpine, White Fire and the shareholders of White Fire. Pursuant to the White Fire Arrangement, shareholders of White Fire will receive for each common share of White Fire held 0.132 of a Common Share of Highpine and outstanding stock options and common share purchase warrants of White Fire will be cancelled in consideration of a cash payment equal to the difference between the exercise price of the option or warrant, as applicable, and $3.11. The White Fire Arrangement is anticipated to be completed on or about February 21, 2006.

Closing Conditions and Non-Completion Fee

The obligation of Highpine to complete the White Fire Arrangement is conditional upon, among other things, the approval of the shareholders of White Fire required for the White Fire Arrangement pursuant to the ABCA or as required by the Court of Queen's Bench of Alberta, no material adverse change in respect of White Fire having occurred, compliance by White Fire with its covenants contained in the Arrangement Agreement and all necessary securities, corporate and regulatory approvals being obtained.

Pursuant to the Arrangement Agreement, White Fire has agreed to pay Highpine a non-completion fee in the amount of $3.0 million in certain circumstances if the White Fire Arrangement is not completed. In addition, White Fire has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving White Fire and has granted Highpine certain pre-emptive rights if White Fire receives any other offers. See "Risk Factors – Possible Failure to Complete the White Fire Arrangement".

Pro Forma Highpine Highlights

Upon the successful completion of the White Fire Arrangement, Mr. Ken Woolner of White Fire has agreed to join the board of directors of Highpine and Mr. Bob Rosine, Mr. Robert Fryk, Mr. Rob Pinckston and Mr. Dave Humphreys of White Fire, have agreed to join the management of Highpine. Messrs. Rosine, Fryk, Pinckston and Humphreys have agreed to deposit all of the Common Shares which they receive pursuant to the White Fire Arrangement in escrow, which shares will be releasable to them from escrow over a period of approximately three years from the closing date of the White Fire Arrangement provided that they are an employee of Highpine on the release dates.

The merged entity will be a light oil and natural gas (with liquids) exploration company with its core asset base located in an emerging oil exploration play on the prolific Pembina Nisku trend. In addition, Highpine will have diversified oil and gas exploration and development opportunities in Joffre/Gilby, Windfall, Chip Lake, McLeod/Goodwin, Wilson Creek and Ferrier.

At Pembina, pro forma, Highpine will have:

- total undeveloped land in excess of 80,000 net acres;
- an average working interest of approximately 72%;
- a 3-D seismic base of approximately 1,000 square kilometres, that essentially covers the entire Nisku play;
- approximately 90 distinct seismically defined locations at an approximate 70% working interest;
- 20 contingent locations and several additional leads/opportunities in the Nisku play; and
- control of facilities with a capacity net to Highpine of approximately 20,000 bbls/d.

In addition to Pembina, Highpine will have seven additional core areas at Joffre/Gilby, Bantry/Retlaw, Windfall, Chip Lake, McLeod/Goodwin, Wilson Creek and Ferrier. In its West Central Gas Fairway, Highpine will have over 90,000 net acres of undeveloped land and a drilling inventory in excess of 60 drilling locations, at an average working interest of approximately 70%.

This inventory targets high quality, medium depth, medium risk, multi-zone natural gas with associated liquids in Western Canada.

Total combined net debt was approximately $99 million as of December 12, 2005 and Highpine, on closing of the White Fire Arrangement, will have approximately 48.3 million basic and 52.0 million fully diluted Common Shares outstanding.

CAPITALIZATION

There have been no material changes in the share capitalization or in the indebtedness of Highpine since September 30, 2005, other than an increase in bank debt to approximately $117 million as at February 15, 2006. After giving effect to the Offering, Highpine will have a temporary reduction in bank debt to approximately $20.5 million, 48,549,715 Common Shares outstanding and share capital of approximately $576.1 million as at February 15, 2006. See "Use of Proceeds".

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and Class B Shares. As at February 15, 2006, there were 44,249,715 Common Shares issued and outstanding. No Class B Shares are currently issued and outstanding.

Common Shares

Highpine is authorized to issue an unlimited number of Common Shares without nominal or par value. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Highpine, except meetings of another class or series of shares of Highpine, which are required by law to be held separately. Subject to the rights of the holders of any other shares having priority over the Common Shares, holders of Common Shares are entitled to dividends if, as and when declared by the Board of Directors and, upon liquidation, dissolution or winding-up, to receive the remaining property of Highpine.

Class B Shares

Highpine is authorized to issue an unlimited number of Class B Shares issuable in series, each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Highpine prior to the issuance thereof. Subject to applicable law, the holders of Class B Shares are not entitled to receive notice of, attend or vote at any meetings of the shareholders of Highpine. The holders of Class B Shares are not entitled to receive any dividends on the Class B Shares and are not entitled, in the event of any liquidation, dissolution or winding-up of Highpine, whether voluntary or involuntary, or any other distribution of the assets of Highpine among its shareholders for the purpose of winding-up its affairs, to receive the remaining property of Highpine.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Common Shares hereunder are estimated to be $96,095,200 after deducting the Underwriters' fee of $4,024,800 and the estimated expenses of the Offering of $500,000. The net proceeds of the Offering will be used by the Corporation to temporarily reduce bank indebtedness, which will be redrawn, as needed to fund the Corporation's ongoing exploration and development activities and for general working capital purposes. In particular, the net proceeds will be used to fund the Corporation's 2006 capital expenditure program, which contemplates expenditures of approximately $140 million, or if the White Fire Arrangement is successfully completed, of approximately $160 million. The capital expenditure program will primarily fund the Corporation's Pembina and West Central Gas Fairway exploration and production programs as well as the ongoing evaluation of high impact prospects at Crystal, Medicine Loge and Ferrier. See "Plan of Distribution" and "Relationship Between Highpine's Banker and an Underwriter".

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated as of February 8, 2006, between the Corporation and the Underwriters, the Corporation has agreed to issue and sell an aggregate of 4,300,000 Common Shares to the Underwriters, and the Underwriters have severally agreed to purchase such Common Shares on February 23, 2006, or such other date not later than February 28, 2006 as may be agreed by the Corporation and the Underwriters. Delivery of the Common Shares is

conditional upon payment on closing of $23.40 per Common Share by the Underwriters to the Corporation. The Underwriting Agreement provides that the Corporation will pay the Underwriters' fee of $0.936 per Common Share for Common Shares issued and sold by the Corporation, for an aggregate fee payable by the Corporation of $4,024,800 in consideration for their services in connection with the Offering. The terms of the Offering were determined by negotiation between the Corporation and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Common Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Common Shares. The Underwriters are, however, obligated to take up and pay for all Common Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that closing will occur on or about February 23, 2006, or such other date as the Corporation and the Underwriters may agree but not later than February 28, 2005. Definitive certificates representing the Common Shares will be available for delivery at closing.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable into Common Shares for a period of 90 days subsequent to the closing date of the Offering without the consent of RBC Dominion Securities Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Common Shares distributed pursuant to the Offering. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before May 10, 2006.

The Common Shares offered hereby have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "**1933 Act**"), or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Common Shares that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. The Underwriting Agreement also permits the Underwriters to offer and resell the Common Shares to certain institutional accredited investors pursuant to exemptions from registration under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Common Shares offered under this short form prospectus within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

RELATIONSHIP BETWEEN HIGHPINE'S BANKER AND AN UNDERWRITER

RBC Dominion Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank that is a lender to Highpine. As a result, Highpine may be considered to be a connected issuer of RBC Dominion Securities Inc. under applicable Canadian securities laws. At February 15, 2006, the Corporation was indebted to the bank under a secured extendible revolving term credit facility in the amount of approximately $117 million. The credit facility is secured by a general security agreement and a first floating charge over all of the Corporation's assets. Highpine is in compliance with all material terms of the agreements governing such credit facility and the bank has not waived any material breach of such agreements since their execution. Neither Highpine's financial position nor the value of the security under the credit facility has changed adversely since the indebtedness under the credit facility was incurred.

The decision to distribute the Common Shares offered under this prospectus and the determination of the terms of the distribution were made through negotiations between Highpine and the Underwriters. The bank affiliated with RBC Dominion Securities Inc. did not have any involvement in such decision or determination but has been advised of this issuance and its terms. As a consequence of the Offering, RBC Dominion Securities Inc. will receive its share of the Underwriters' fee and the bank affiliated with it will receive certain proceeds of the Offering from Highpine as a temporary repayment of outstanding indebtedness. See "Use of Proceeds".

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Corporation, and by Bennett Jones LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, own less than 1% of the Common Shares and the partners and associates of Bennett Jones LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares. Mr. John Brussa, a director of Highpine and Mr. Fred Davidson, the Corporate Secretary of Highpine, are partners of Burnet, Duckworth & Palmer LLP.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in and incorporated by reference in this prospectus and, in particular, the following risk factors, before making an investment decision. There can be no assurance that Highpine's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Possible Failure to Realize Anticipated Benefits of Acquisitions

Since incorporation, the Corporation has completed a number of acquisitions and is proposing to complete the acquisition of White Fire pursuant to the White Fire Arrangement to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these and future acquisitions the Corporation may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Corporation's ability to achieve the anticipated benefits of these and future acquisitions.

Possible Failure to Complete the White Fire Arrangement

The White Fire Arrangement is subject to normal commercial risk that the White Fire Arrangement may not be completed on the terms negotiated or at all. The White Fire Arrangement is subject to necessary court and regulatory approvals and the approval of the shareholders of White Fire, all of which are beyond the control of Highpine. If closing of the White Fire Arrangement does

not take place as contemplated, the Corporation could suffer adverse consequences, including a loss of investor confidence and the loss of the opportunity to acquire additional production, reserves, undeveloped land and skilled personnel.

Operational and Reserves Risks Relating to White Fire

The risk factors set forth in Highpine's AIF and in this short form prospectus relating to the oil and natural gas business and the operations and reserves of the Corporation apply equally in respect of White Fire, which the Corporation is acquiring pursuant to the White Fire Arrangement.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Highpine depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Highpine's existing reserves and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Highpine's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Highpine will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Highpine may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Highpine.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, Highpine explores for and produces sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Highpine. In accordance with industry practice, Highpine is not fully insured against all of these risks, nor are all such risks insurable. Although Highpine maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Highpine could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on Highpine.

Operational Dependence

Other companies operate some of the assets in which Highpine has an interest. As a result, Highpine has a limited ability to exercise influence over the operation of these assets or their associated costs, which could adversely affect Highpine's financial performance. Highpine's return on assets operated by others will therefore depend upon a number of factors that may be outside of Highpine's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

Highpine manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic.

Highpine's ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Corporation's control, including:

- the availability of processing capacity;
- the availability and proximity of pipeline capacity;
- the supply of and demand for oil and natural gas;
- the availability of alternative fuel sources;
- the effects of inclement weather;
- the availability of drilling and related equipment;
- unexpected cost increases;
- accidental events;
- currency fluctuations;
- the availability and productivity of skilled labour; and
- regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, Highpine could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. Highpine competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Highpine's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than Highpine. Highpine's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "Industry Conditions" at page 31 of Highpine's AIF. Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase Highpine's costs, any of which may have a material adverse effect on Highpine's business, financial condition and results of operations. In order to conduct oil and gas operations, Highpine requires licenses from various governmental authorities. There can be no assurance that Highpine will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". Highpine's exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject Highpine to possible future legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by

the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation. See also "Industry Conditions – Environmental Regulation" at page 33 of Highpine's AIF.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Highpine to incur costs to remedy such discharge. Although Highpine believes that it is in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Highpine's financial condition, results of operations or prospects. See "Industry Conditions – Environmental Regulation" at page 33 of Highpine's AIF.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Highpine is and will continue to be affected by numerous factors beyond its control. Highpine's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Highpine may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Highpine's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of Highpine's reserves. Highpine might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Highpine's net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Highpine are in part determined by Highpine's borrowing base. A sustained material decline in prices from historical average prices could reduce Highpine's borrowing base, therefore reducing the bank credit available to Highpine which could require that a portion, or all, of Highpine's bank debt be repaid and a liquidation of assets.

Substantial Capital Requirements

Highpine anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Highpine's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Highpine. The inability of Highpine to access sufficient capital for its operations could have a material adverse effect on Highpine's financial condition, results of operations and prospects.

Additional Funding Requirements

Highpine's cash flow from its reserves may not be sufficient to fund its ongoing activities. From time to time, Highpine may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Highpine to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Highpine's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, Highpine's ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If Highpine's cash flow from operations is not sufficient to satisfy its capital expenditure

requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Issuance of Debt

From time to time Highpine may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Highpine's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Highpine may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Highpine's articles nor its by-laws limit the amount of indebtedness that Highpine may incur. The level of Highpine's indebtedness from time to time, could impair Highpine's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Highpine may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Highpine will not benefit from such increases. Similarly, from time to time Highpine may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Highpine will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Highpine and may delay exploration and development activities. To the extent Highpine is not the operator of its oil and gas properties, Highpine will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Highpine's claim which could result in a reduction of the revenue received by Highpine.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in the AIF are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Highpine's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. In Highpine's case, 60% of proved reserves are estimated using volumetric analysis. Estimates based on these methods are generally less reliable than those based on actual

production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Paddock Lindstrom & Associates Ltd. ("**Paddock**") has used both constant and escalated prices and costs in estimating the reserves and future net cash flows contained in their reports (collectively, the "**Paddock Reports**") summarized in Highpine's AIF. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Highpine's oil and gas reserves will vary from the estimates contained in the Paddock Reports, and such variations could be material. The Paddock Reports are based in part on the assumed success of activities Highpine intends to undertake in future years. The reserves and estimated cash flows set out in the Paddock Reports will be reduced to the extent that such activities do not achieve the level of success assumed in the Paddock Reports.

Insurance

Highpine's involvement in the exploration for and development of oil and natural gas properties may result in Highpine becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Highpine maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, Highpine may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Highpine. The occurrence of a significant event that Highpine is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Highpine.

Dividends

To date, other than the stock dividend declared by the Corporation effective February 15, 2005 of 0.047 of a Common Share in respect of each issued and outstanding Common Share as at February 15, 2005, the Corporation has not declared or paid any dividends on the outstanding Common Shares or Class B Shares. Any decision to pay dividends on the Common Shares in the future will be made by the Board of Directors on the basis of Highpine's earnings, financial requirements and other conditions existing at such future time. At present, Highpine does not anticipate declaring and paying any dividends in the near future.

Conflicts of Interest

Certain directors of Highpine are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Directors and Executive Officers – Conflicts of Interest" at page 42 of Highpine's AIF.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licenses and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in the Corporation's ongoing capital program, potentially delaying the program and the results of such program until the Corporation finds a suitable alternative partner.

Reliance on Key Personnel

Highpine's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Highpine. Highpine does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Highpine are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Highpine will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Highpine.

LEGAL PROCEEDINGS

To the knowledge of management, there are no outstanding legal proceedings material to the Corporation to which the Corporation is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by

the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

CONSENT OF KPMG LLP

The Board of Directors of Highpine Oil & Gas Limited

We have read the short form prospectus of Highpine Oil & Gas Limited (the "**Corporation**") dated February 16, 2006 relating to the qualification for distribution of 4,300,000 class A common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report was dated April 22, 2005.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Vaquero Energy Ltd. on the balance sheets of Vaquero Energy Ltd. as at December 31, 2004 and 2003 and the statements of operations and retained earnings and cash flows for each of the years then ended. Our report is dated March 23, 2005.

(signed) *"KPMG LLP"*
Chartered Accountants
Calgary, Canada
February 16, 2006

CERTIFICATE OF THE CORPORATION

Dated: February 16, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

HIGHPINE OIL & GAS LIMITED

(signed) A. Gordon Stollery
Chairman, President and Chief Executive Officer

(signed) Harry D. Cupric
Vice President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) John A. Brussa
Director

(signed) Richard G. Carl
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: February 16, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

RBC DOMINION SECURITIES INC.

By: (signed) Robi Contrada

FIRSTENERGY CAPITAL CORP.	**GMP SECURITIES L.P.**	**TRISTONE CAPITAL INC.**
By: (signed) John S. Chambers	By: (signed) Christopher T. Graham	By: (signed) Brad Hurtubise

BMO NESBITT BURNS INC.

By: (signed) Shane C. Fildes

WELLINGTON WEST CAPITAL MARKETS INC.

By: (signed) Jeff Reymer

File No. 82-34869

UNDERWRITING AGREEMENT


SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2006
WASH, D.C. 213 SECTION

February 8, 2006

Highpine Oil & Gas Limited
Suite 4000, 150 – 6th Avenue S.W.
Calgary, Alberta
T2P 3Y7

Attention: **Greg N. Baum**
Executive Vice President and Chief Operating Officer

Dear Sir:

Re: Offering of 4,300,000 Common Shares

RBC Dominion Securities Inc., FirstEnergy Capital Corp., GMP Securities L.P., Tristone Capital Inc., BMO Nesbitt Burns Inc. and Wellington West Capital Markets Inc. (collectively, the "**Underwriters**" and individually an "**Underwriter**") understand that Highpine Oil & Gas Limited (the "**Corporation**") proposes to issue and sell 4,300,000 class "A" common shares of the Corporation (the "**Offered Shares**").

Upon and subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase (in the respective percentages described in section 18 hereof) the Offered Shares from the Corporation and the Corporation hereby agrees to issue and sell to the Underwriters, all but not less than all of the Offered Shares at the price of $23.40 per Offered Share for an aggregate purchase price of $100,620,000.

The Underwriters propose to distribute the Offered Shares in Canada pursuant to the Prospectus (as defined below) and in the United States in the manner and subject to the restrictions contemplated by this Agreement.

The Underwriters shall be entitled (but not obligated) in connection with the offering and sale of the Offered Shares to retain as sub-agents other registered securities dealers and may receive subscriptions for Offered Shares from subscribers from other registered dealers. The fees payable to any such sub-agent shall be for the account of the Underwriters.

1. Definitions

In this Agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AIF**" means the initial annual information form of the Corporation dated April 27, 2005 in respect of the year ended December 31, 2004, including, without limitation, the Corporation's statements of reserves data and other oil and gas information contained therein;

(c) "**Applicable Securities Laws**" means, collectively, all applicable securities, corporate and other laws, rules, regulations, notices, published policies and similar instruments in the Qualifying Provinces;

(d) "**ASC**" means the Alberta Securities Commission;

(e) "**Business Acquisition Report**" means the business acquisition report of the Corporation filed August 11, 2005 in respect of the acquisition of Vaquero;

(f) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(g) "**Closing Date**" means February 23, 2006 or such other date as may be agreed to by the Underwriters and the Corporation, but in any event not later than February 28, 2006;

(h) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(i) "**Common Shares**" means the class "A" common shares in the capital of the Corporation as presently constituted;

(j) "**Corporation**" means Highpine Oil & Gas Limited;

(k) "**Corporation's auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(l) "**Corporation's counsel**" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(m) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the Business Acquisition Report;

(iii) the Material Change Reports;

(iv) the Financial Statements;

(v) the Pro Forma Financial Statements;

(vi) the Management's Discussion and Analysis;

(vii) the information circular - proxy statement of the Corporation dated June 6, 2005 relating to the annual and special meeting of shareholders of the Corporation held on July 6, 2005; and

(viii) any other document that is, or is deemed to be, incorporated by reference into the Prospectus in accordance with NI 44-101.

(n) "**Due Diligence Session**" shall have the meaning set forth in section 3(d);

(o) "**Due Diligence Session Responses**" means the written responses of the Corporation, as given by any director or senior officer of the Corporation, at a Due Diligence Session (other than any such responses or portions of such responses, which are forward looking or otherwise relate to projections, forecasts or estimates of future performance or results (operating, financial or otherwise) and excluding those relating to the Corporation's oil and gas reserves as contained in the Paddock Reports);

(p) "**final MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that final receipts for the Prospectus have been issued for each of the Qualifying Provinces;

(q) "**Financial Statements**" means, collectively:

(i) the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon;

(ii) the unaudited financial statements of the Corporation for the three and nine month periods ended September 30, 2005, together with the notes thereto; and

(iii) the audited comparative financial statements of Vaquero as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the report of the auditors thereon;

(r) "**Management's Discussion and Analysis**" means:

(i) the management's discussion and analysis of the Corporation for the year ended December 31, 2004; and

(ii) the management's discussion and analysis of the Corporation for the nine months ended September 30, 2005;

(s) "**Material Change Reports**" means the material change reports of the Corporation dated April 5, 2005, April 8, 2005, June 1, 2005 and December 21, 2005;

(t) "**Material Subsidiaries**" means, collectively, Pino Alto Energy II Ltd., Highpine Oil & Gas Partnership (a general partnership), Highpine Asset Corporation, Highpine Energy Ltd. and any other subsidiary of the Corporation, the total assets of which constituted more than 5% of the consolidated assets of the Corporation as at September 30, 2005 or the total revenues of which constituted more than 5% of the consolidated revenues of the Corporation for the period ended September 30, 2005;

(u) "**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy 43-201 of the Canadian Securities Administrators;

(v) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended;

(w) "**Paddock**" means Paddock Lindstrom & Associates Ltd.;

(x) "**Paddock Reports**" means the reports of **Paddock** dated February 18, 2005 and April 27, 2005 and effective December 31, 2004 and April 1, 2005, respectively, evaluating the petroleum and natural gas interests of the Corporation;

(y) "**preliminary MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Preliminary Prospectus have been issued in each of the Qualifying Provinces;

(z) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation to be dated February 8, 2006 and any amendments thereto, in respect of the distribution of the Offered Shares including the documents incorporated by reference therein;

(aa) "**Pro Forma Financial Statements**" means the unaudited pro forma consolidated balance sheet of the Corporation as at December 31, 2004 and the unaudited pro forma consolidated statement of operations of the Corporation for the year ended December 31, 2004, each as contained in the Business Acquisition Report;

(bb) "**Prospectus**" means the (final) short form prospectus of the Corporation and any amendments thereto, in respect of the distribution of the Offered Shares, including the documents incorporated by reference therein;

(cc) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(dd) "**Public Record**" means all information filed by, or on behalf of the Corporation, and its predecessor entities, including without limitation, the Documents, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(ee) "**Qualifying Provinces**" means each of the provinces of Canada except Québec;

(ff) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(gg) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Shares pursuant to this agreement;

(hh) "**subsidiary**" or "**subsidiaries**" means any entities within the meaning of "subsidiary" as defined in the ABCA;

(ii) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Corporation under the Applicable Securities Laws which are incorporated by reference into the Prospectuses;

(jj) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(kk) "**TSX**" means the Toronto Stock Exchange;

(ll) "**Underwriters' counsel**" means Bennett Jones LLP or such other legal counsel as the Underwriters, with the consent of the Corporation, may appoint;

(mm) "**U.S. Placement Memorandum**" has the meaning set forth in Schedule "A";

(nn) "**Vaquero**" means Vaquero Energy Ltd.; and

(oo) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws, "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning.

In this Agreement, "**to the best of the Corporation's knowledge, information and belief, after due inquiry**" means, a statement as to the knowledge of each of the Chairman, President and Chief Executive Officer, Executive Vice President and Chief Operating Officer and Vice President, Finance and Chief Financial Officer of the Corporation about the facts or circumstances to which such phrase related, after having made due and applicable inquiries and investigations in connection with such facts and circumstances that would ordinarily be made by such senior officers of junior exploration and production firms in the discharge of their duties, without special inquiry for the purpose of this offering. In this Agreement, "**to the knowledge of the Corporation**" means, a statement as to the actual knowledge of the Chairman, President and Chief Executive Officer, Executive Vice President and Chief Operating Officer and Vice President, Finance and Chief Financial Officer of the Corporation about the facts or circumstances to which such phrase related.

2. **Underwriting Fee**

In consideration for their services in underwriting the distribution of and purchasing the Offered Shares, the Corporation agrees to pay to the Underwriters at the Closing Time a fee (the "**Underwriting Fee**") of $0.936 per Offered Share (the fee being an aggregate amount of $4,024,800 (exclusive of GST, if applicable)). The Underwriting Fee may, at the sole option of the Underwriters and without reducing the issue price per Offered Share of $23.40, be deducted from the aggregate gross proceeds of the sale of the Offered Shares and withheld for the account of the Underwriters.

3. **Qualification for Sale**

(a) The Corporation represents and warrants to the Underwriters that it is qualified to file a prospectus in the form of a short form prospectus in accordance with NI 44-101 for the distribution of the Offered Shares.

(b) The Corporation shall elect and comply in all material respects with Mutual Reliance Review System and in connection therewith shall:

(i) prepare and file under the Mutual Reliance Review System the Preliminary Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions and designate the ASC as the principal regulator no later than 9:00 p.m. (Calgary time) on February 8, 2006; and

(ii) obtain a preliminary MRRS Decision Document dated February 8, 2006 from the ASC, evidencing the receipt thereof in Alberta and each of the other Qualifying Provinces;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, have:

(A) prepared and filed the Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions no later than 9:00 p.m. (Calgary time) on February 16, 2006 (or such later date as may be agreed to in writing by the Corporation and the Underwriters);

(B) obtained a final MRRS Decision Document dated February 16, 2006 (or such later date as may be agreed to in writing by the Corporation and the Underwriters) from the ASC, evidencing the receipt thereof in Alberta and each of the other Qualifying Provinces;

(C) otherwise fulfilled all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province under the Applicable Securities Laws and who comply with the Applicable Securities Laws; and

(iv) until the completion of the distribution of the Offered Shares, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Shares for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Shares, prior to the filing with any Securities Commissions of any Supplementary Material, the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of (such approval not to be unreasonably withheld), such documents and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until the Closing Date, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material. During such period, the Corporation shall also make available its directors, senior management, auditors and independent reserve evaluators to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (the "**Due Diligence Session**"); the Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use reasonable commercial efforts to have its auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session.

(e) The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Shares for distribution to the public in the Qualifying Provinces.

4. **Delivery of Prospectus and Related Documents**

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which are not available on SEDAR and which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of the U.S. Placement Memorandum and any Supplementary Material, in the English language, as required, signed as may be required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters; and

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" in form and substance satisfactory to the Underwriters and the Underwriters' counsel, acting reasonably, from the Corporation's auditors, dated the date of the Prospectus, addressed to the Underwriters with respect to the financial and accounting information contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on the Corporation's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus.

Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in subsections 4(a) and (b) shall also constitute the Corporation's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Offered Shares.

5. **Commercial Copies**

(a) The Corporation shall, as soon as possible but in any event not later than (i) in the City of Toronto, noon (local time at the place of delivery) on the first Business Day, and (ii) in the cities of Calgary and Vancouver, noon (local time at the place of delivery) on the second Business Day, following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus, the Supplementary Material and the U.S. Placement Memorandum in such numbers as the Underwriters may reasonably request by written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents; and

(b) the Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

6. **Material Change**

(a) During the period of distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its subsidiaries (taken as a whole);

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material (other than any matter relating solely to any of the Underwriters); and

(iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the TSX or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the TSX or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Shares.

(c) The Corporation will promptly comply to the satisfaction of the Underwriters and the Underwriters' counsel, acting reasonably, with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subsections 6(a) or (b) above and the Corporation will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation and approval of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English language as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d) During the period of distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statements of the Corporation;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, press release or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Corporation.

7. **Representations, Warranties and Covenants of the Corporation**

(a) Each delivery of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material pursuant to section 4 above shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares;

(ii) the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101; and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (whether financial or otherwise) from the date of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its subsidiaries (taken as a whole).

(b) In addition to the representations and warranties contained in subsection (a) hereof, the Corporation represents, warrants and covenants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations, warranties and covenants in entering into this agreement, that:

(i) the Corporation has full corporate power and authority to issue and sell the Offered Shares and at the Closing Time, the Offered Shares will be duly and validly authorized and upon receipt of the purchase price therefore will be validly issued as fully paid and non-assessable Common Shares;

(ii) the Corporation, each of its subsidiaries and Rubicon Energy Corporation ("**Rubicon**") has been duly incorporated and organized and is validly existing under the laws of the province of its incorporation and has all requisite corporate authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(iii) Highpine Oil & Gas Partnership has been properly created and organized and is valid and subsisting as a general partnership under the laws of the Province of Alberta and has all requisite authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its property and assets;

(iv) the Corporation has no subsidiaries, other than the Material Subsidiaries and 665162 B.C. Ltd. and is not affiliated with, nor is it a holding corporation of, any other body corporate, nor is it a partner of any partnership, other than Highpine Oil & Gas Partnership;

(v) neither the Corporation or any of the Material Subsidiaries is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Corporation or any of the transactions contemplated hereby do not and will not:

(A) result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of the Corporation, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or its subsidiaries is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or its subsidiaries, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and the Material Subsidiaries (taken as a whole) or the assets of the Corporation and the Material Subsidiaries (taken as a whole); and

(B) create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or its subsidiaries is a party or by which it is bound which, upon exercise of such right, might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and the Material Subsidiaries (taken as a whole) or the assets of the Corporation and the Material Subsidiaries (taken as a whole);

(vi) the Corporation is the beneficial owner, directly or indirectly, of 100% of the outstanding shares or partnership units, as applicable, in the capital of each of the Material Subsidiaries and with good and valid title to all such shares or partnership units, free and clear of all liens and encumbrances except for the pledge of such securities to secure the Corporation's bank debt, and which shares or partnership units are fully paid and non-assessable, and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any Material Subsidiaries of the Corporation or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase, subscription or issuance of any unissued or issued shares, partnership units, securities (including convertible securities) or warrants of any of the Material Subsidiaries of the Corporation;

(vii) the Corporation has full corporate right, power and authority to enter into this Agreement, and to perform its obligations set out herein, and this Agreement, has been duly authorized, executed and delivered by the Corporation and is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

(C) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgment; and

(D) rights to indemnify and contribution may be limited by applicable law;

(viii) there have not been any material changes in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and the Material Subsidiaries (taken as a whole) from the position set forth in the Financial Statements that have not otherwise been disclosed in the Preliminary Prospectus, the Prospectus and the U.S. Placement Memorandum and there has not been any material adverse change in the business, operations or condition (financial or otherwise) or results of the operations of the Corporation and the Material Subsidiaries since December 31, 2004 (taken as a whole) that has not otherwise been disclosed in the Preliminary Prospectus, the Prospectus and the U.S. Placement Memorandum, and to the best of the knowledge of the Corporation, there are no material facts, transactions, events or occurrences which could materially adversely effect on such capital, assets, liabilities, obligations, business, operations, condition or prospects of the Corporation and the Material Subsidiaries (taken as a whole) that have not otherwise been disclosed in the Preliminary Prospectus, the Prospectus and the U.S. Placement Memorandum;

(ix) to the knowledge of the Corporation as at the date hereof, none of (A) the pending financial statements of the Corporation as at and for the year ended December 31, 2005 (B) the pending statement of reserves data and other oil and gas information of the Corporation as at December 31, 2005, and (C) the pending acquisition of White Fire Energy Ltd. ("**White Fire**"), will disclose or have, as applicable, any material adverse change in the business, operations or condition (financial or otherwise) or results of the operations of the Corporation and the Material Subsidiaries (taken as a whole);

(x) the description of the assets and liabilities of the Corporation and the Material Subsidiaries (taken as a whole) and, as applicable, of Vaquero, as set forth in the Financial Statements fairly presents in all material respects, in accordance with generally accepted accounting principles in Canada ("**GAAP**"), applied on a consistent basis, the financial position and condition of the Corporation and the Material Subsidiaries on a consolidated basis and, as applicable, of Vaquero, as at the dates thereof and the results of the operations of the Corporation and the Material Subsidiaries on a consolidated basis and, as applicable, of Vaquero, for the periods then ended and reflect, in accordance with GAAP, all assets, liabilities and contingent liabilities of the Corporation and the Material Subsidiaries on a consolidated basis as at the dates thereof;

(xi) the Pro Forma Financial Statements contained in or incorporated by reference in the Preliminary Prospectus and the Prospectus have been prepared in accordance with GAAP, applied on a consistent basis, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the financial results of the Corporation and the Material Subsidiaries on a consolidated basis and the financial results of Vaquero and provide a reasonable basis for the

compilation of the Pro Forma Financial Statements and such Pro Forma Financial Statements accurately reflect such assumptions;

(xii) the proposed plan of arrangement involving White Fire, the shareholders of White Fire and the Corporation, as described in the information circular and proxy statement of White Fire dated January 20, 2006, does not constitute a "significant acquisition" for the Corporation for the purpose of National Instrument 51-102 *Continuous Disclosure Obligations*;

(xiii) other than as disclosed in the Prospectus or in writing to the Underwriters, there are no actions, suits, proceedings or inquiries to the best of the Corporation's knowledge, information and belief pending or threatened against or affecting the Corporation or its subsidiaries, at law or in equity or before or by any federal, provincial, state, county, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of the Corporation and the Material Subsidiaries (taken as a whole) or the assets of the Corporation and the Material Subsidiaries (taken as a whole) or which affects or may affect the distribution of the Offered Shares and the Corporation has no knowledge of any existing ground on which any such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(xiv) the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of class B common non-voting shares issuable in series and the outstanding share capital is as disclosed in the Preliminary Prospectus and the Prospectus and all issued and outstanding shares have been issued as fully paid and non-assessable;

(xv) there are no outstanding securities convertible or exchangeable into any securities or ownership interests of the Corporation, or any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued securities of the Corporation, except that as disclosed in the Preliminary Prospectus and the Prospectus;

(xvi) the Corporation and each of the Material Subsidiaries has duly filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or any of its subsidiaries and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or any of its subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xvii) other than such approvals as may be required from the Securities Commissions and the TSX in connection with the filing of the Prospectus and the listing on the TSX of the Offered Shares, no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the distribution of the Offered Shares hereunder;

(xviii) the form and terms of the definitive certificates representing the Common Shares are in due and proper form under the laws governing the Corporation;

(xix) to the knowledge of the Corporation, no other party is in default in the observance or performance of any term or obligation to be performed by it under any contract to which the Corporation or any of the Material Subsidiaries is a party or by which it is bound which is material to the business of the Corporation and the Material Subsidiaries (taken as a whole) and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and the Material Subsidiaries (taken as a whole);

(xx) unless otherwise available on the System for Electronic Document Anlysis and Retreival ("**SEDAR**"), the Corporation has provided the Underwriters and its advisors with true and complete copies of all indentures, mortgages, notes, contracts, agreements (written or oral), instruments, leases or other documents to which the Corporation or any of its subsidiaries is a party that can reasonably be regarded as presently material to the Corporation and the Material Subsidiaries (taken as a whole) (collectively, the "**Material Contracts**") and each of the Material Contracts constitutes a legally valid and binding agreement of the Corporation or a subsidiary, as applicable, enforceable in accordance with their respective terms, subject to the qualifications set forth in section 7(b)(vii)(A) - (D), and, to the best of the knowledge of the Corporation, no party thereto is in default thereunder;

(xxi) the Corporation is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation or its subsidiaries and applicable laws and indemnities arising in the ordinary course including pursuant to industry agreements such as operating agreements and indemnification provisions in favour of trustees under special warrant indentures and similar agreements, registrar and transfer agency agreements and agency and underwriting agreements and similar arrangements which, taken together, do not have a material adverse effect on the Corporation) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person;

(xxii) the minute books of each of the Corporation, each of its subsidiaries and Rubicon, contain full, true and correct copies of the constating documents of the Corporation, each of its subsidiaries and Rubicon and, at the Closing Time will contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders of the Corporation, each of its subsidiaries and Rubicon, respectively, and all such meetings were duly called and properly held and all such resolutions were properly adopted except to the

extent that any such failure could not reasonably be expected to have a material adverse effect on the Corporation and its subsidiaries (taken as a whole);

(xxiii) other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agents' commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxiv) the Corporation and each of its subsidiaries has conducted, and is conducting, its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies ("**Environmental Laws**") of each jurisdiction in which it carries on business relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances ("**Hazardous Substances**") or the licensing thereof and the Corporation and each of its subsidiaries hold all licenses, registrations, permits, authorities and qualifications in all jurisdictions in which the Corporation and its subsidiaries carry on its business which is necessary or desirable to carry on the business of the Corporation and its subsidiaries as now conducted and as presently proposed to be conducted, and all such licenses, registrations, permits, authorities and qualifications are valid and existing and in good standing and none of such licenses, registrations, permits, authorities or qualifications contains any burdensome term, provision, condition or limitations which has or is likely to have any material adverse effect on the business of the Corporation and its subsidiaries (taken as a whole) as now conducted, or as proposed to be conducted, and the Corporation or its subsidiaries have not received notice of any proceedings relating to the revocation or modification of any such licenses, registrations, permits, authorities or qualifications which, if the subject of an unfavourable decision, ruling or finding, would materially adversely affect the business, operations, financial condition or prospects of the Corporation and its subsidiaries (taken as a whole), neither the Corporation nor any of its subsidiaries have received any notice of, or been prosecuted for, an offence alleging non-compliance with any Environmental Laws, and neither the Corporation nor any of its subsidiaries have settled any allegation of non-compliance short of prosecution, and there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or its subsidiaries nor has the Corporation or any of its subsidiaries received notice of any of the same;

(xxv) no Securities Commission, the TSX or any other similar regulatory authority has issued any order preventing or suspending trading of any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in default of any requirement of Applicable Securities Laws or applicable U.S. securities laws that would have a material adverse effect on this Offering or the Corporation;

(xxvi) all filings by the Corporation and any of the Material Subsidiaries, pursuant to which the Corporation or any of the Material Subsidiaries, has received or is entitled to receive government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no

misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to the Corporation or any of the Material Subsidiaries, or previously accrued on the accounts thereof to be recovered or disallowed which could reasonably be expected to have a material adverse effect on the Corporation and the Material Subsidiaries (taken as a whole);

(xxvii) although it does not warrant title, the Corporation does not have reason to believe that the Corporation or any of the Material Subsidiaries does not have good and marketable title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and does represent and warrant that the Interests are free and clear of all liens, charges, encumbrances, restrictions or adverse claims created by, through or under the Corporation, other than any liens or encumbrances that may be outstanding pursuant to credit agreements with the Corporation's bank, and those arising in the ordinary course of business, which are not material in the aggregate, and to the knowledge of the Corporation and the Material Subsidiaries after due inquiry, the Corporation and each of the Material Subsidiaries holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements;

(xxviii) to the knowledge of the Corporation, after due inquiry, there has not occurred any material spills, emissions or pollution on any property of the Corporation or any of the Material Subsidiaries, or for which the Corporation or any of the Material Subsidiaries is or may be responsible, nor is the Corporation or any of the Material Subsidiaries the subject of any outstanding stop orders, control orders, clean-up orders or reclamation orders under applicable environmental laws and regulations;

(xxix) the Corporation has made available to Paddock, prior to the issuance of the Paddock Reports for the purposes of preparing such reports, all information requested by Paddock which information did not contain any material misrepresentation at the time such information was so provided. The Corporation has no knowledge of any change in any reserves information provided to Paddock since the dates that such information was so provided which would result in any material adverse change to the quantity or pre-tax present worth value of estimated future net revenue values of the Corporation as set out in the Paddock Reports. The Corporation believes that the Paddock Reports reasonably present the quantity and pre-tax present worth value of estimated future net revenue values of oil and natural gas reserves of the Corporation as at December 31, 2004 and April 1, 2005, respectively, in respect of reserves information therein based upon information available in respect of such reserves at the time such reports were prepared and the price assumptions contained therein;

(xxx) the Corporation and the Material Subsidiaries are not aware of any defects, failures or impairments in the title of the Corporation or the Material Subsidiaries to its respective oil and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party which, in aggregate, could have a material adverse effect on the current production or the current cash flow of the Corporation and the Material Subsidiaries (taken as a whole);

(xxxi) any and all operations of the Corporation and the Material Subsidiaries and to the best of the Corporation's knowledge, any and all operations by third parties, on or in respect of the assets and properties of the Corporation or any of the Material Subsidiaries, have been conducted in accordance with good oil and gas industry practices and in material compliance with applicable laws, rules, regulations, orders and directions of government and other competent authorities;

(xxxii) the information and statements set forth in the Public Record were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such information or statements and the Corporation has not filed any confidential material change reports which continue to be confidential;

(xxxiii) to the knowledge of the Corporation, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(xxxiv) except as disclosed in the Prospectus, none of the directors, officers or employees of the Corporation, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation which materially affects, is material to or will materially affect the Corporation;

(xxxv) except for securityholdings in public companies which have an interest in properties in which the Corporation has an interest, no officer, director, employee or any other person not dealing at arm's length with the Corporation or its subsidiaries or, to the knowledge of the Corporation, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of the Corporation or its subsidiaries or any revenue or rights attributed thereto;

(xxxvi) there has not been a reportable disagreement (within the meaning of National Instrument 51-102 *Continuous Disclosure Obligations*) with the auditors of the Corporation;

(xxxvii) the issued and outstanding Common Shares are listed and posted for trading on the TSX and the Corporation is in material compliance with the bylaws, rules and regulations of the TSX;

(xxxviii) the Corporation is a reporting issuer in good standing and not in default in each of the Qualifying Provinces;

(xxxix) Valiant Trust Company at its principal offices in the City of Calgary and, through its agent, the City of Toronto is the duly appointed registrar and transfer agent of the Corporation with respect to the Common Shares; and

(xl) except in the normal course of business, or as disclosed in the Prospectus, the Corporation has not advanced funds, extended credit or been a creditor of any insider of the Corporation or any person not dealing at arm's length with such person and the Corporation has not borrowed funds from, received extensions of

credit from or otherwise been a debtor of any insider of the Corporation or any person not dealing at arm's length with such person.

8. **Indemnity**

(a) The Corporation (the "**Indemnitor**") shall indemnify and save harmless the Underwriters and their affiliates, shareholders, directors, officers, employees, partners and agents (collectively the "**Indemnified Parties**") against and from and against all actual or threatened claims, actions, suits, investigations and proceedings (collectively "**Proceedings**") and all losses (other than loss of profit), expenses, fees, damages, obligations, payments and liabilities (collectively "**Liabilities**") (including without limitation all statutory duties and obligations, all amounts paid to settle any action or to satisfy any judgment or award and all legal fees and disbursements actually incurred) which now or any time hereafter are suffered or incurred by reason of any event, act or omission in any way connected, directly or indirectly, with:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus or such other part of the Public Record) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus or such other part of the Public Record) contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 8(a)(ii);

(iv) any misrepresentation or alleged misrepresentation contained in the Due Diligence Session Responses (taken as a whole) provided to the Underwriters by the Corporation or its directors, any committee of directors or any one member of such committee, or officers of the Corporation in the Due Diligence Session;

(v) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based solely upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Shares; or

(vi) any breach of, default under or non-compliance by the Corporation with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the TSX or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

except to the extent that such Proceedings or Liabilities resulted from the Indemnified Party acquiring or holding the Offered Shares as principal, and provided that in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that such Proceedings or Liabilities resulted solely from the negligence, fraud or willful misconduct of the Indemnified Party claiming indemnity, this indemnity shall not apply.

(b) The Indemnitor hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Indemnitor by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of (i) any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in such document; or (ii) any failure by the Underwriters to provide to prospective purchasers of Offered Shares any document which the Corporation is required to provide to such prospective purchasers and which the Corporation has provided to the Underwriters to forward to such prospective purchasers provided that the Corporation shall have complied with section 6 hereof.

(c) If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this agreement, such Indemnified Party shall promptly after receiving notice thereof notify the Corporation, in writing, and the Corporation shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is satisfactory to the Indemnified Party, acting reasonably, to represent the Indemnified Party in such Proceeding and the Corporation shall pay the fees and disbursements of such counsel and all other expenses of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify the Corporation shall not relieve the Corporation from liability except and only to the extent that the failure materially prejudices the Corporation. If the Corporation assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall fully cooperate in the defence including without limitation the provision of documents, appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the Proceedings.

(d) In any such Proceeding the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof if:

(i) the Indemnified Party has been advised in writing by counsel that there may be a reasonable legal defence available to the Indemnified Party that is different from or in addition to those available to the Corporation or that a conflict of interest exists which makes representation by counsel chosen by the Corporation not advisable;

(ii) the Indemnitor has not assumed the defence of the Proceeding and employed counsel therefor reasonably satisfactory to the Indemnified Party within ten (10) days after receiving notice thereof; or

(iii) employment of such other counsel has been authorized by the Corporation;

in which event the reasonable fees and disbursements of such counsel (on a solicitor and his client basis) shall be paid by the Corporation. It being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm in addition to any local counsel acting as agents in other jurisdictions, for all such Indemnified Parties.

(e) No admission of liability and no settlement of any Proceeding shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made by an Indemnified Party without the consent of the Indemnitor, such consent not to be unreasonably withheld, and the Indemnitor shall not be liable for any settlement of any Proceeding made without its consent, such consent not to be unreasonably withheld.

(f) If any Proceedings shall be instituted against or involving any Indemnified Party or the Corporation in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the Offered Shares or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation or any director or officer of the Corporation or in any matter related to the foregoing or to the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Shares and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, any such Indemnified Party may employ their own legal counsel and the Corporation shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(g) The rights and remedies of the Indemnified Party set forth in sections 8 and 9 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Party to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(h) It is the intention of the Corporation to constitute each of the Underwriters as trustee for the Indemnified Parties for the purposes of Sections 8 and 9 hereof and the Underwriters, or any of them, shall be entitled, as trustee, to enforce such covenants on behalf of any other Indemnified Parties.

(i) The Indemnitor waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary

for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

9. **Contribution**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by a court to be unavailable from the Indemnitor on grounds of policy or otherwise, the Indemnitor and the party or parties seeking indemnification shall contribute to the aggregate Liabilities (or Proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnitor on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Shares; or

(b) if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnitor, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnitor, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnitor (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnitor, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Indemnitor or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Party as a result of any Proceedings or Liabilities shall, without limitation, include any reasonable legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

The Indemnitor and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Parties may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount of the fees actually received by the Underwriters under section 2 hereof.

The obligations under the indemnity and right of contribution provided herein shall apply whether or not the transactions contemplated by this agreement are completed and shall survive the completion of the transactions contemplated under this agreement and the termination of this agreement.

10. **Expenses**

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable GST) of or incidental to the transactions contemplated hereby, including those relating to the distribution of the Offered Shares shall, be borne by the Corporation, including (i) all costs and expenses of or incidental to the preparation, filing and reproduction (including the commercial copies thereof) of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the delivery thereof to the Underwriters, (ii) the fees and expenses of the Corporation's counsel, (iii) the fees and expenses of agent counsel retained by the Corporation or the Corporation's counsel, (iv) the fees and expenses of the Corporation's transfer agent, auditors, engineers and other outside consultants, (v) all stock exchange listing fees, (vi) the cost of preparing record books for all of the parties to this Agreement and their respective counsel, (vii) the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with the marketing meetings, (viii) the fees and expenses related to any newspaper advertisements, and (ix) all reasonable out-of-pocket expenses incurred by the Underwriters in connection with the offering and sale of the Offered Shares. It is agreed that the fees and expenses of the Underwriters' counsel shall be borne by the Underwriters.

11. **Termination**

(a) In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any of them, may, without liability, terminate its obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, action, suit, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its directors or senior officers is announced or commenced by any Securities Commission, or by any other competent authority, or there is any change of law or the interpretation or administration thereof (except for any inquiry, action, suit, investigation or other proceeding, or any order based upon the activities or alleged activities of the Underwriters or the Selling Dealer Group), if, in the sole opinion of the Underwriters, or any of them, acting reasonably, the announcement or commencement thereof or change, as the case may be, materially adversely affects the Corporation and its subsidiaries (taken as a whole) or the trading of the Common Shares or the distribution of the Offered Shares;

(iii) there should occur any material change, change of a material fact, occurrence or event of the nature referred to in subsection 6(a) or any development that could result in a material change or change of a material fact in which, in the sole

opinion of the Underwriters, or any of them, as determined by the Underwriters, or any of them, in their or its sole discretion, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations or affairs of the Corporation and its subsidiaries (taken as a whole) or the market price or value or the marketability of the Offered Shares;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation, such that it would not be practical (in the sole opinion of the Underwriters, or any one of them, acting reasonably) to market the Offered Shares;

(v) the Underwriters, or any of them, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, term or condition of this Agreement; or

(vi) the Underwriters, or any of them, shall become aware, as a result of its due diligence review or otherwise, of any adverse material change with respect to the Corporation and its subsidiaries, taken as a whole (in the sole opinion of the Underwriters, or any of them, acting reasonably) which had not been publicly disclosed or disclosed to the Underwriters prior to the date hereof.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 11(a) or sections 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 11(a) or sections 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under sections 8, 9, 10 or 17. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

12. **Closing Documents**

The obligations of the Underwriters hereunder to purchase the Offered Shares at the Closing Time shall be conditional upon the Underwriter receiving, on the Closing Date:

(a) favourable legal opinions of the Corporation's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the

Underwriters acting reasonably, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Shares, the Corporation and the transactions contemplated hereby, including, without limitation, substantially to the effect that:

(i) the Corporation has been duly incorporated, amalgamated or formed, as the case may be, is valid and subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is duly registered or qualified to carry on business in all jurisdictions in which it carries on business or owns any material assets;

(ii) the Corporation has full corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms subject to normal qualifications including those relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(iii) the execution and delivery of this agreement and the fulfillment of the terms hereof by the Corporation, and the performance of and compliance with the terms of this agreement by the Corporation does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, (i) any applicable laws of the Province of Alberta or the laws of Canada applicable therein; (ii) any term or provision of the articles, by-laws of the Corporation or, of which counsel is aware, resolutions of the directors (or any committee thereof) or shareholders of the Corporation, or (iii) of which counsel is aware, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or its subsidiaries is a party or by which the Corporation or its subsidiaries is bound on the Closing Date or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) or its properties or assets (taken as a whole);

(iv) the form of the definitive certificate representing the Common Shares has been approved and adopted by the Corporation and complies with all legal requirements (including all applicable requirements of the TSX) relating thereto;

(v) the Offered Shares have been validly issued as fully paid and non-assessable Common Shares;

(vi) the Offered Shares are eligible investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as set out under the heading "Eligibility for Investment" in the Prospectus;

(vii) the attributes of the Offered Shares conform in all material respects with the description thereof contained in the Prospectuses;

(viii) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Shares for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(ix) the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(x) the Offered Shares are conditionally listed and, upon notification to the TSX of the issuance and sale thereof, will be posted for trading on the TSX, subject to any applicable filing requirements;

(xi) the authorized capital of the Corporation is as described in paragraph 7(b)(xiv) of this agreement; and

(xii) Valiant Trust Company, at its principal office in Calgary and, through its agent, in Toronto, has been duly appointed the transfer agent and registrar for the Common Shares;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Shares as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on or deliver in substitution for its own opinion, the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation and the transfer agent as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which specifically relate to the Corporation and including the issuance of the Offered Shares;

(b) a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by its Chief Executive Officer or Chief Operating Officer and Chief Financial Officer, certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation set forth in this agreement are true and correct at the Closing Time, as if made at such time;

(iii) no event of a nature referred to in Section 11(a)(i), (ii) or (iii) has occurred or, to the knowledge of such officers is pending, contemplated or threatened; and

(iv) the Corporation has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this agreement, the offering and sale of the Offered Shares and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities following the Closing Date);

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of the Corporation's auditors, addressed to the Underwriters and dated the Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in subsection 4(c) up to the Closing Time, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Offered Shares have been conditionally approved by the TSX for listing on the TSX, subject to filing documentation which the Corporation will be in a position to complete immediately following the Closing Time; and

(e) such other certificates and documents as the Underwriters may request, acting reasonably.

13. **Deliveries**

(a) The sale of the Offered Shares shall be completed at the Closing Time at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in section 12 and the provisions hereof, the Underwriters, on the Closing Date, shall pay to the Corporation the purchase price for the Offered Shares against delivery by the Corporation of:

(i) the opinions, certificates and documents referred to in section 12;

(ii) definitive certificates representing, in the aggregate, all of the Offered Shares registered in such name or names as RBC Dominion Securities Inc. on behalf of the Underwriters shall notify the Corporation in writing not less than twenty-four (24) hours prior to the Closing Time; and

(iii) a certified cheque or bank draft payable to RBC Dominion Securities Inc. representing the Underwriting Fee provided for in section 2, and the fees and expenses referred to section 10 hereof (or alternatively, such amount may be deducted from the purchase price for the Offered Shares paid by the Underwriters to the Corporation).

14. **Restrictions on Offerings**

The Corporation agrees that, from the date hereof and ending on the date that is 90 days following the Closing Date, it will not: (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase or otherwise transfer, lend or dispose of directly or indirectly, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or (ii) enter into any swap or other

arrangement that transfers, in whole or in part any of the economic consequences of ownership of Common Shares or such other securities, whether any such transaction described in clause (i) or (ii) is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, (other than the issuances of Common Shares and other securities in connection with the exercise of outstanding options, issuances in connection with an arm's length acquisition to a maximum of 25% of the Corporation's market capitalization prior to the acquisition of White Fire, issuances under the Corporation's existing stock option plan or employee share purchase plan, or any other existing rights of conversion, or securities issuable in connection with the previously announced acquisition of White Fire) without the prior written consent of RBC Dominion Securities Inc., such consent not to be unreasonably withheld.

15. **Notices**

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

Highpine Oil & Gas Limited
Suite 4000, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Attention: Greg N. Baum
Executive Vice President and Chief Operating Officer
Telecopy No.: (403) 265-3362

and a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Fred Davidson
Telecopy No.: (403) 260-0332

and, in the case of notice to be given to the Underwriters, be addressed to:

RBC Dominion Securities Inc.
1100, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Robi Contrada
Telecopy No.: (403) 299-6900

FirstEnergy Capital Corp.
Suite 1100, 311 – 6th Avenue S.W.
Calgary, Alberta T2P 3H2

Attention: John S. Chambers
Telecopy No.: (403) 262-0688

GMP Securities L.P.
1600, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Attention: Thomas A. Budd
Telecopy No.: (403) 543-3589

Tristone Capital Inc.
2020, 335 - 8th Avenue S.W.
Calgary, Alberta T2P 1C9

Attention: Brad Hurtubise
Telecopy No.: (403) 294-9543

BMO Nesbitt Burns Inc.
2200, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Shane Fildes
Telecopy No.: (403) 260-9356

Wellington West Capital Markets Inc.
Suite 700, 145 King Street West
Toronto, Ontario M5H 1J8

Attention: Jeff Reymer
Telecopy No.: (416) 642-1910

and a copy to:

Bennett Jones LLP
4500, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: David Spencer
Telecopy No.: (403) 265-7219

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16. **Conditions**

All terms, covenants and conditions contained in Section 12 of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Shares, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17. **Survival of Representations and Warranties**

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Shares, the termination of this Agreement and the distribution of the Offered Shares pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters for a period of two years regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18. **Several Liability of Underwriters**

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Shares set forth opposite their names set forth in this section 18.

The applicable percentage of the total number of Offered Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

RBC Dominion Securities Inc.	35%
FirstEnergy Capital Corp.	17.5%
GMP Securities L.P.	17.5%
Tristone Capital Inc.	17.5%
BMO Nesbitt Burns Inc.	7.5%
Wellington West Capital Markets Inc.	5%
	100%

If one or more of the Underwriters (the "**Refusing Underwriters**") do not complete the purchase and sale of the Offered Shares which such Underwriters have agreed to purchase under this Agreement (other than in accordance with section 11) (the "**Defaulted Offered Shares**"), RBC Dominion Securities Inc. may delay the Closing Date for not more than five (5) days and the remaining Underwriters (the "**Continuing Underwriters**") will be entitled, at their option, to purchase all but not less than all of the Defaulted Offered Shares pro rata according to the number of Offered Shares to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Offered Shares to be purchased by the Refusing Underwriters do not exceed 7.5% of the Offered Shares, as applicable, the Continuing Underwriters will be obligated to purchase the Defaulted Offered Shares on the terms set out in this agreement in proportion to their obligations under this Agreement. If the number of Defaulted Offered Shares to be purchased by Refusing Underwriters exceeds 7.5% of the Offered

Shares, as applicable, the Continuing Underwriters will not be obliged to purchase the Defaulted Offered Shares and, if the Continuing Underwriters do not elect to purchase the Defaulted Offered Shares:

(a) the Continuing Underwriters will not be obliged to purchase any of the Offered Shares;

(b) the Corporation will not be obliged to sell less than all of the Offered Shares;

(c) the Corporation will be entitled to terminate its obligations under this Agreement, in which event there will be no further liability thereunder on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of sections 8 and 10; and

(d) any liability of the Refusing Underwriters will remain unaffected.

19. **Authority to Bind Underwriters**

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by RBC Dominion Securities Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 8 or 9, any matter referred to in section 11 or any agreement under section 18.

20. **Underwriters' Covenants**

Each of the Underwriters covenants and agrees with the Corporation that it will:

(a) conduct activities in connection with the proposed offer and sale of the Offered Shares in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Shares;

(b) not solicit subscriptions for the Offered Shares, trade in Offered Shares or otherwise do any act in furtherance of a trade of Offered Shares outside of the Qualifying Provinces or in such other jurisdictions outside of Canada except as approved by the Corporation provided that such sales are made in accordance with the applicable securities laws of such jurisdictions and do not require registration thereof or filing of a prospectus with respect thereto under the laws of any jurisdiction other than the Qualifying Provinces;

(c) as soon as reasonably practicable after the Closing Date provide the Corporation with a break down of the number of Offered Shares sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Shares, provide to the Corporation notice to that effect, if required by Applicable Securities Laws and in each case not later than those timelines required by Applicable Securities Laws;

(d) keep confidential the responses given in the Due Diligence Session and all information obtained by the Underwriters in the conduct of its diligence review of the Corporation's affairs unless: (i) such information is already in the public domain (through no act of the Underwriters in breach of the provisions of this Agreement); (ii) disclosure of such information is required by law or pursuant to a legal proceeding; or (iii) such information was known to the Underwriters before being disclosed by the Corporation to the Underwriters, without breach of a confidentiality obligation of another party to the Corporation; and

(e) provide, for the Corporation's approval (not to be unreasonably withheld), any document (other than the Prospectuses, the U.S. Placement Memorandum or Supplementary Material) distributed to purchasers or otherwise made available to purchasers by the Underwriters describing the affairs of the Corporation.

21. **U.S. Offers**

The Corporation makes the representations, warranties and covenants applicable to it in Schedule "A" hereto. The Underwriters, severally, but not jointly, make the representations, warranties and covenants applicable to them in Schedule "A" hereto and, severally, but not jointly, agree, on behalf of themselves and their United States affiliates, for the benefit of the Corporation, to comply with the selling restrictions imposed by the laws of the United States and set forth in Schedule "A" hereto, which forms part of this Agreement. They also agree to obtain such an agreement from each member of the Selling Dealer Group. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Corporation under this paragraph or Schedule "A" with respect to a violation by another Underwriter or by another member of the Selling Dealer Group of the provisions of this paragraph or Schedule "A" if the former Underwriter is not itself also in violation.

22. **Severance**

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

23. **Relationship Between the Corporation and the Underwriters**

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

24. **Stabilization**

In connection with the distribution of the Offered Shares, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

25. **Governing Law**

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

26. **Time of the Essence**

Time shall be of the essence of this agreement.

27. **Counterpart Execution**

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

28. **Further Assurances**

Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

29. **Entire Agreement**

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation in respect of the offer for sale by the Corporation of the Offered Shares, including the letter agreement dated February 2, 2006.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

Per: (signed) *"Robi Contrada"*

FIRSTENERGY CAPITAL CORP.

Per: (signed) *"John S. Chambers"*

GMP SECURITIES L.P.

Per: (signed) *"Christopher T. Graham"*

TRISTONE CAPITAL INC.

Per: (signed) *"R. Bradley Hurtubise"*

BMO NESBITT BURNS INC.

Per: (signed) *"Shane C. Fildes"*

WELLINGTON WEST CAPITAL MARKETS INC.

Per: (signed) *"Jeff Reymer"*

ACCEPTED AND AGREED to effective as of the 8th day of February, 2006.

HIGHPINE OIL & GAS LIMITED

Per: (signed) *"Greg N. Baum"*

SCHEDULE "A"

U.S. SELLING RESTRICTIONS

Capitalized terms used but not defined in this Schedule "A" shall have the meaning ascribed thereto in the underwriting agreement (the "**Underwriting Agreement**") to which this Schedule "A" is attached.

1. For the purposes of this Agreement, the following terms will have the meanings indicated:

(a) "**Directed Selling Efforts**" means "directed selling efforts" as defined in Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(b) "**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) order the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(c) "**Institutional Accredited Investor**" means those institutional "accredited investors" specified in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

(d) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

(e) "**Regulation D**" means Regulation D promulgated under the U.S. Securities Act;

(f) "**Regulation S**" means Regulation S promulgated under the U.S. Securities Act;

(g) "**Rule 144A**" means Rule 144A promulgated under the U.S. Securities Act;

(h) "**SEC**" means the United States Securities and Exchange Commission;

(i) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as defined in Regulation S;

(j) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

(k) "**U.S. Placement Memorandum**" means (i) the Preliminary Prospectus supplemented with wrap pages dated the date of the Preliminary Prospectus describing restrictions imposed under the U.S. Securities Act; and (ii) the Prospectus supplemented with wrap pages dated the date of the Prospectus describing restrictions imposed under the U.S. Securities Act; and

(l) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

2. The Underwriters may offer and sell the Offered Shares within the United States on the terms and subject to the conditions of this Schedule "A". In connection therewith, the Corporation represents, warrants and covenants that:

(a) the Corporation is a "foreign issuer" (within the meaning of Regulation S) and reasonably believes there is no Substantial U.S. Market Interest with respect to the Offered Shares;

(b) none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, U.S. affiliates of the Underwriters ("**U.S. Affiliates**"), or any members of the banking and selling group formed by them (collectively, the "**Selling Firms**"), as to whom the Corporation makes no representation), has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Shares;

(c) the Corporation is not, and following the application of the proceeds of the sale of the Offered Shares in the manner described in the Prospectus will not be, registered or required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended;

(d) none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, U.S. Affiliates, or any of the Selling Firms, as to whom the Corporation makes no representation), has engaged in any form of General Solicitation or General Advertising or in any conduct involving an offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Offered Shares or any security convertible or exchangeable into Common Shares in the United States within the six month period prior to the date of this Agreement;

(e) so long as any of the Offered Shares proposed to be resold pursuant to Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and cannot be sold pursuant to Rule 144(k) under the U.S. Securities Act, the Corporation will, if it is not subject to the reporting requirements of Section 13 or Subsection 15(d) of the U.S. Exchange Act or the information furnishing requirements of Rule 12g3-2(b) thereunder or if it is subject to such reporting requirements and fails to comply therewith, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A) to a Qualified Institutional Buyer which is a holder of the restricted securities;

(f) none of the Corporation or its affiliates will take any action that would cause the registration exemptions or exclusions provided by Regulation S, Rule 144A or another applicable exemption under the U.S. Securities Act to be unavailable for the offer and sale of the Offered Shares pursuant to this Agreement;

(g) the Common Shares are not, and as of the Closing Time will not be, and no securities of the same class as the Common Shares are or will be, listed on a national securities exchange in the United States, registered under Section 6 of the U.S. Exchange Act, quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or convertible or exchangeable at an effective conversion premium

(calculated as specified in Section (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

(h) the Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws; and

(i) the Corporation will notify Valiant Trust Company as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

3. Each Underwriter acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each Underwriter separately and not jointly represents, warrants and covenants, and will cause its U.S. Affiliates to comply with such representations, warranties and covenants, that:

(a) it has not offered or sold, and will not offer or sell, any Offered Shares constituting part of its allotment within the United States except as provided in this Schedule "A" or outside of the United States in accordance with Rule 903 of Regulation S. Accordingly, neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Offered Shares to any person in the United States, (ii) any sale of Offered Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, U.S. Affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts with respect to the Offered Shares, except as permitted in this Schedule "A";

(b) neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in any form of General Solicitation or General Advertising or in any conduct involving a public offering that would make the applicable exemption from the registration requirements of the U.S. Securities Act unavailable for offers or sales of the Offered Shares in the United States;

(c) all offers and sales of the Offered Shares in the United States will be effected through its U.S. Affiliate duly registered under the U.S. Exchange Act and all applicable state securities laws, in accordance with all applicable United States state and federal securities (including broker-dealer) laws;

(d) each U.S. Affiliate which is purchasing Offered Shares in the United States is a Qualified Institutional Buyer and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(e) it has not used and will not use any written material other than the U.S. Placement Memorandum relating to the offering of the Offered Shares in the United States, and it agrees to deliver, through the U.S. Affiliates, a copy of the U.S. Placement Memorandum to each person in the United States purchasing Offered Shares in an initial resale transaction in the United States;

(f) any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States was or will be made only to (a) a person it reasonably believes to be a Qualified Institutional Buyer in a transaction meeting the requirements of

Rule 144A or (b) an Institutional Accredited Investor who is acquiring the Offered Shares, as applicable (i) for its own account or (ii) for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion in a transaction that is exempt from registration under the U.S. Securities Act or (iii) for the account of one or more Institutional Accredited Investors with respect to which it is acting as fiduciary or agent in a transaction that is exempt from registration under the U.S. Securities Act, and in each case, in accordance with applicable state securities laws;

(g) all purchasers of Offered Shares who are buying such shares pursuant to Rule 144A shall be informed that the Offered Shares are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A;

(h) immediately prior to soliciting such offerees, the Underwriter has reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or an Institutional Accredited Investor, as the case may be;

(i) prior to completion of any sale of Offered Shares in the United States, each U.S. Purchaser thereof (a "**U.S. Purchaser**") that is a Qualified Institutional Buyer will be deemed to have provided the representations, warranties and covenants in the U.S. Placement Memorandum; and

(j) prior to any sale of Shares in the United States, it caused each U.S. Purchaser that is an Institutional Accredited Investor to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Corporation substantially similar to the form set out in Schedule "C".

4. Each Underwriter agrees that:

(a) prior to the Closing Date, it will request RBC Dominion Securities Inc. to provide Valiant Trust Company with a list of all purchasers of Offered Shares in the United States;

(b) at closing, it, together with its U.S. Affiliate selling Offered Shares in the United States, will provide a certificate, substantially in the form of Schedule "B" to this Agreement relating to the manner of the offer and sale of the Offered Shares in the United States;

(c) if the Underwriters authorize any member of the Selling Dealer Group (if any) to offer and sell Offered Shares in the United States through the U.S. Affiliates, the Underwriters will cause each such firm to acknowledge in writing, for the benefit of the Corporation, its agreement to be bound by the provisions of this Schedule "A" in connection with all offers and sales of the Offered Shares in the United States. The Underwriters have not made and will not make any other contractual arrangement for the distribution of the Offered Shares in the United States without the prior written consent of the Corporation; and

(d) it understands that all Offered Shares sold in the United Shares as part of this Offering will bear a legend to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933,

AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF HIGHPINE OIL & GAS LIMITED (THE "COMPANY") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED.

IF THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Offered Shares are being sold in accordance with Rule 904 of Regulation S, and if the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Valiant Trust Company, as registrar and transfer agent, to the effect contained in the U.S. Placement Memorandum (or as the Corporation may prescribe from time to time).

If the Offered Shares are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivering to Valiant Trust Company an opinion of counsel, of recognized standing and reasonably satisfactory to the Corporation, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

SCHEDULE "B"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Common Shares of Highpine Oil & Gas Limited (the "**Corporation**") pursuant to the underwriting agreement dated February 8, 2006 among the Corporation and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify in favour of the Corporation as follows:

I • (the "**U.S. Affiliate**") is a duly registered broker or dealer with the United States Securities aid Exchange Commission (the "**SEC**") and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof and all offers and sales of Securities in the United States will be effected by the U.S. Affiliate in accordance with U.S. broker-dealer agreements;

II. each offeree was provided with a copy of the U.S. Placement Memorandum for the offering of the Offered Shares in the United States, and no other written material has been or will be used;

III. immediately prior to our transmitting such U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each such offeree in the United States purchasing Offered Shares from us is either a "qualified institutional buyer", as defined in Rule 144A under the Securities Act of 1933, as amended (the "**1933 Act**"), or an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act (an "**Institutional Accredited Investor**");

IV. no form of general solicitation or general advertising (as those terms are used in Regulation D under the 1933 Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Shares in the United States;

V. prior to any sale of Offered Shares to an Institutional Accredited Investor in the United States, we caused such U.S. Purchaser to sign a U.S. Purchaser's letter containing representations, warranties and agreements to the Corporation substantially similar to those set forth in Schedule "C" to the Underwriting Agreement;

VI. neither we nor any member of the Selling Dealer Group (as defined in the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the United States Securities Exchange Act of 1934, as amended; and

VII. the offering of the Offered Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement.

Dated •, 2006.

•	•
By: ______________________________	By: ______________________________

SCHEDULE "C"

FORM OF U.S. PURCHASER'S LETTER

Highpine Oil & Gas Limited
Suite 4000, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Dear Sirs:

In connection with our proposed purchase of class "A" common shares (the "Common Shares") of Highpine Oil & Gas Limited (the "Corporation"), we confirm and agree as follows:

- We are authorized to consummate the purchase of the Common Shares.

- We understand and acknowledge that the Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States, and that the offer and sale of Common Shares to us are being made to accredited investors (as such term is defined in Regulation D under the U.S. Securities Act) in reliance upon a private placement exemption.

- We are an accredited investor and are acquiring the Common Shares for our own account or for the account of one or more accredited investors with respect to which we are acting as fiduciary or agent and each such investor account is an accredited investor, and not with a view to any resale, distribution or other disposition of the Common Shares in violation of United States federal or state securities laws.

- We acknowledge that we have not purchased the Common Shares as a result of any general solicitation or general advertising (as such terms are defined in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

- We understand and acknowledge that the Common Shares are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act ("Rule 144"), and that if in the future we decide to offer, resell, pledge or otherwise transfer any of the Common Shares, the Common Shares may be offered, sold, pledged or otherwise transferred only (a) to the Corporation; (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable Canadian local laws and regulations; (c) within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing a declaration to Valiant Trust Company, as registrar and transfer agent for the Common Shares, in the form attached as Exhibit B to the U.S. Placement Memorandum (or such other form as the Corporation may prescribe from time to time) and (B) in the case of proposed transfers pursuant

to (c) or (d) above, providing an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act.

- We understand and acknowledge that certificates representing any Common Shares sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Common Shares and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

  "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF HIGHPINE OIL & GAS LIMITED (THE "COMPANY") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED.

  IF THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

  If any Common Shares are being sold in accordance with Rule 904 of Regulation S, and if the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Valiant Trust Company, as registrar and transfer agent, in the form attached as Exhibit B to the U.S. Placement Memorandum (or such other form as the Corporation may prescribe from time to time).

  If any Common Shares are being sold under Rule 144, the legend may be removed by delivering to Valiant Trust Company an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that the legend is no longer required under applicable requirements of the Securities Act or state securities laws.

- We consent to the Corporation making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set out and described in the U.S. Placement Memorandum and herein.

- We understand and acknowledge that the Corporation is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States.

- We acknowledge that we have received a copy of the U.S. Placement Memorandum and the Canadian Prospectus and have been afforded the opportunity to ask such questions as we deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Common Shares and to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Placement Memorandum and the Canadian Prospectus and that we considered necessary in connection with our decision to invest in the Common Shares.

- We understand and acknowledge that the Corporation (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Common Shares are resold by us or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Corporation not to be a foreign issuer.

- We understand and acknowledge that we are making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Corporation, the underwriters and the United States affiliates of the underwriters in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase Common Shares.

We agree that by accepting the Common Shares we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by us at the closing time and that they shall survive the purchase by us of the Common Shares and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Common Shares.

You, the underwriters and the U.S. affiliates of the underwriters are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Capitalized terms used herein but not defined have the meanings given them in the Underwriting Agreement dated February 8, 2006 between the Corporation and the underwriters' party thereto.

Dated: ______________________ By: ______________________

Name:
Title:

File No. 82-34869

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, A. Gordon Stollery, Chairman, President and Chief Executive Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 28, 2005

(Signed) A. Gordon Stollery
A. Gordon Stollery
Chairman, President and Chief Executive Officer
Highpine Oil & Gas Limited


File No. 82-34869
SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2006
WASH. D.C. 213 SECTION

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, A. Gordon Stollery, Chairman, President and Chief Executive Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2005

(Signed) A. Gordon Stollery
A. Gordon Stollery
Chairman, President and Chief Executive Officer
Highpine Oil & Gas Limited

File No. 82-34869

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Harry D. Cupric, Vice President, Finance and Chief Financial Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 28, 2005

(Signed) Harry D. Cupric
Harry D. Cupric
Vice President, Finance and Chief Financial Officer
Highpine Oil & Gas Limited

G:\054061\0001\Financial Statements\2004\Annual Certificate (Transition Period)(CFO).doc


File No. 82-34869
SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2006
WASH. D.C. 213 SECTION

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Harry D. Cupric, Vice President, Finance and Chief Financial Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2005

(Signed) Harry D. Cupric
Harry D. Cupric
Vice President, Finance and Chief Financial Officer
Highpine Oil & Gas Limited


SEC MAIL PROCESSING
RECEIVED
MAR 22 2006
WASH. D.C.
213
SECTION

Consolidated Financial Statements of

HIGHPINE OIL & GAS LIMITED

Three and nine months ended September 30, 2005

HIGHPINE OIL & GAS LIMITED

Consolidated Balance Sheets
(Thousands)

	September 30, 2005 (unaudited)	December 31, 2004 (audited)
Assets		
Current assets:		
Accounts receivable	$ 36,531	$ 13,366
Prepaid expenses and deposits	1,702	659
	38,233	14,025
Property, plant and equipment (note 3)	461,377	134,282
Long-term investment, at cost	1,000	1,000
Goodwill	214,750	14,081
	$ 715,360	$ 163,388
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 35,338	$ 28,840
Financial instruments (note 7)	192	-
Bank indebtedness (note 5)	89,668	34,822
	125,198	63,662
Future income taxes	79,849	20,419
Asset retirement obligations (note 4)	5,516	1,974
Shareholders' equity:		
Share capital (note 6)	479,413	52,830
Contributed surplus (note 6)	2,339	511
Retained earnings	23,045	23,992
	504,797	77,333
Contingency (note 8)		
	$ 715,360	$ 163,388

See accompanying notes to consolidated financial statements.

HIGHPINE OIL & GAS LIMITED

Consolidated Statements of Earnings and Retained Earnings
(Unaudited; Thousands except per share amounts)

	Three months ended		Nine months ended	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Revenues:				
Oil and gas revenues	51,495	11,676	87,405	29,083
Royalties, net of Alberta royalty tax credits	(12,986)	(3,370)	(22,643)	(7,466)
	38,509	8,306	64,762	21,617
Processing and pipeline revenues	580	111	1,625	382
Interest and other income	1	309	6	342
	39,090	8,726	66,393	22,341
Expenses:				
Operating costs	5,546	1,658	10,998	4,544
Transportation costs	714	163	1,867	441
General and administrative	1,605	571	3,957	1,646
Depletion, depreciation and accretion	20,550	4,448	34,603	10,403
Interest and finance costs	1,080	768	2,439	1,848
Stock based compensation (note 6)	1,080	130	1,852	231
	30,575	7,738	55,716	19,113
Earnings before taxes	8,515	988	10,677	3,228
Taxes:				
Current	419	43	550	112
Future	1,413	438	2,708	987
	1,832	481	3,258	1,099
Net earnings	6,683	507	7,419	2,129
Retained earnings, beginning of period	16,362	22,438	23,992	20,816
Stock dividend and adjustment (note 6)	-	-	(8,366)	-
Retained earnings, end of period	23,045	22,945	23,045	22,945
Net earnings per share (note 6)				
Basic	$0.15	$0.03	$0.23	$0.14
Diluted	$0.15	$0.03	$0.22	$0.13

See accompanying notes to consolidated financial statements.

HIGHPINE OIL & GAS LIMITED

Consolidated Statements of Cash Flows
(Unaudited; Thousands)

	Three months ended		Nine months ended	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Cash provided by (used in):				
Operating Activities:				
Net earnings	6,683	507	7,419	2,129
Items not involving cash:				
Depletion, depreciation and accretion	20,550	4,448	34,603	10,403
Future income taxes	1,413	438	2,708	987
Gain on sale of investment	-	(294)	-	(294)
Stock based compensation	1,080	130	1,852	231
Unrealized financial instruments	70	-	11	-
Shares issued for services performed	-	-	-	62
Funds from operations	29,796	5,229	46,593	13,518
Change in non-cash working capital relating to operations	(14,940)	(6,444)	(29,505)	(2,909)
	14,856	(1,215)	17,088	10,609
Financing Activities:				
Common shares issued for cash, net of share issue costs	(2)	10,691	67,189	10,691
Proceeds on exercise of stock options	104	-	104	-
Increase (decrease) in bank indebtedness	23,821	(7,817)	17,818	43,335
	23,923	2,874	85,111	54,026
Investing Activities:				
Property, plant and equipment additions	(48,631)	(15,700)	(103,227)	(42,079)
Debenture receivable repayment	-	-	-	3,737
Purchase (sale) of investments	-	1,278	-	(466)
Proceeds on the disposition of property, plant and equipment	482	3,396	482	4,565
Net cash paid on business combination	-	-	(429)	(42,089)
Change in non-cash working capital relating to investing activities	9,370	9,367	975	11,159
	(38,779)	(1,659)	(102,199)	(65,173)
Decrease in cash and cash equivalents	-	-	-	(538)
Cash and cash equivalents, beginning of period	-	-	-	538
Cash and cash equivalents, end of period	-	-	-	-
Cash interest paid	982	615	1,946	1,289
Cash taxes paid	60	(15)	356	60

See accompanying notes to consolidated financial statements.

HIGHPINE OIL & GAS LIMITED

Notes to Consolidated Financial Statements
(Unaudited; Tabular amounts in thousands except per share amounts)

Three and nine months ended September 30, 2005 and 2004

1. Significant accounting policies:

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the most recent audited annual consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2004.

2. Acquisition of Vaquero Energy Ltd.:

On May 31, 2005, Highpine acquired Vaquero Energy Ltd. ("Vaquero") for consideration of 19.5 million class A common shares with an ascribed value of $350.9 million. Vaquero was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment	$	257,314
Goodwill		200,669
Working capital (deficiency)		(10,821)
Bank debt		(37,028)
Asset retirement obligations		(1,903)
Financial instruments		(181)
Future income taxes		(56,725)
	$	351,325
Consideration		
Acquisition costs	$	429
Class A common shares issued		350,896
	$	351,325

3. Property, plant and equipment:

At September 30, 2005, approximately $117.7 million (December 31, 2004 - $13.0 million) of unproved properties were excluded from the depletion calculation. Future development costs of $15.5 million (December 31, 2004 - $9.5 million) were included in the depletion calculation. During the nine months ended September 30, 2005, general and administrative expenses of $0.7 million (September 30, 2004 - $0.2 million) were capitalized.

(Unaudited; Tabular amounts in thousands except per share amounts)

4. Asset retirement obligations:

At September 30, 2005, the estimated total undiscounted cash flows required to settle asset retirement obligations were $9.3 million. Expenditures to settle asset retirement obligations will be incurred between 2005 and 2025. Estimated cash flows have been discounted using an annual credit adjusted risk-free interest rate of 8.0 percent per annum and have been inflated using an inflation rate of 2.0 percent per annum.

Changes to asset retirement obligations were as follows:

	Nine months ended September 30, 2005	Year ended December 31, 2004
Asset retirement obligations, beginning of period	$ 1,974	$ 378
Liabilities acquired	1,903	950
Liabilities incurred	1,422	1,144
Liabilities disposed of	-	(600)
Accretion expense	217	102
Asset retirement obligations, end of period	$ 5,516	$ 1,974

5. Bank indebtedness:

At September 30, 2005, the Company had available a $105 million revolving term credit facility and a $20 million demand operating credit facility with Canadian financial institutions. The revolving term credit facility revolves until May 31, 2006 unless it is extended for a 364-day period. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25% depending on the Company's ratio of consolidated debt to net income before interest, taxes, depletion, depreciation, accretion and compensation expense. The demand operating facility bears interest at the lenders' prime rate. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

(Unaudited; Tabular amounts in thousands except per share amounts)

6. Share capital:

	Nine months ended September 30, 2005			Year ended December 31, 2004		
	Number		Amount	Number		Amount
Class A common shares:						
Balance, beginning of period	15,208	$	24,247	13,195	$	13,455
Issued to acquire Vaquero Energy Ltd.	19,494		350,896	-		-
Issued for cash	4,000		72,000	1,200		6,000
Shares issued for services performed	-		-	13		62
Conversion of Class B shares	1,271		1	-		-
Flow-through shares issued	-		-	800		4,800
Flow-through shares renounced	-		(1,613)	-		
Special warrants exercised	3,300		28,582	-		-
Stock dividend and adjustment	930		8,366	-		-
Stock option exercises	36		104	-		-
Contributed surplus transferred on exercise of options	-		24	-		-
Share issue costs less tax effect (2005 – $1,617; 2004 - $38)	-		(3,194)	-		(70)
Balance, end of period	44,239	$	479,413	15,208	$	24,247
Class B common shares:						
Balance, beginning of period	1,271		1	1,271		1
Conversion of Class B shares	(1,271)		(1)	-		-
Balance, end of period	-	$	-	1,271	$	1
Special Warrants:						
Balance, beginning of period	3,300		28,582	-		-
Issued for cash	-		-	3,300		29,700
Exercised	(3,300)		(28,582)	-		-
Share issue costs less tax effect (2004 - $602)	-		-	-		(1,118)
Balance, end of period	-	$	-	3,300	$	28,582
Total		$	479,413		$	52,830

(Unaudited; Tabular amounts in thousands except per share amounts)

6. Share capital (continued):

On February 3, 2005, the Company filed Articles of Amendment to amend the provisions of the series 1 class B shares and as such, the series 1 class B shares were automatically converted into class A common shares on February 4, 2005. On February 15, 2005, the Company declared a stock dividend in the amount of $7.0 million which resulted in 0.047 of a class A common share being issued for each issued and outstanding class A common share. In accordance with the terms of the issued and outstanding special warrants of the Company the stock dividend resulted in an additional 0.2 million class A common shares being issuable upon exercise of the outstanding special warrants.

On March 31, 2005, 3.5 million class A common shares of the Company were issued upon the exercise of the special warrants.

On April 5, 2005, 4.0 million class A common shares of the Company were issued pursuant to the Company's initial public offering.

On May 31, 2005, 19.5 million class A common shares of the Company were issued as consideration to acquire the outstanding shares of Vaquero.

Per share amounts:

Weighted average number of Common shares outstanding	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Basic	44,208	16,638	32,071	15,652
Dilutive effect of options	1,529	258	1,200	185
Diluted	45,737	16,896	33,271	15,837

Weighted average common shares outstanding have been retroactively restated to give effect to the February 15, 2005 stock dividend.

Stock options:

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

(Unaudited; Tabular amounts in thousands except per share amounts)

6. Share capital (continued):

A summary of changes is as follows:

	Nine months ended September 30, 2005		Year ended December 31, 2004	
	Class A Common shares issuable upon exercise of options	Weighted Average exercise price	Class A Common shares issuable upon exercise of options	Weighted Average exercise price
Balance, beginning of period	1,542	$5.26	530	$2.84
Granted	2,221	$18.81	1,012	$6.53
Exercised	(36)	$3.02	-	-
Cancelled	(19)	$5.67	-	-
Adjustment as a result of stock dividend	73	-	-	-
Balance, end of period	3,781	$13.14	1,542	$5.26
Exercisable, end of period	415	$3.38	175	$2.78

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for the 2005 grants:

	Nine months ended September 30, 2005
Dividend yield	-
Expected volatility	45%
Risk free rate of return	4.5%
Expected option life	4 years
Weighted average fair market value per option	$7.40

Contributed surplus:

	Nine months ended September 30, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 511	$ 114
Compensation expense, net of recovery	1,852	397
Transferred to share capital on exercise of options	(24)	-
Balance, end of period	$ 2,339	$ 511

(Unaudited; Tabular amounts in thousands except per share amounts)

7. Commodity price risk management:

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. The Company considers all of these transactions to be effective economic hedges, however, these transactions may not qualify as effective hedges for accounting purposes. The following commodity price risk management agreements were in place at September 30, 2005:

Financial WTI crude oil contracts

Term	Contract	Volume (bbls/d)	Fixed Price/bbl	Unrealized Loss (CDN)
Jan 05 to Dec 05	Swap	700	CDN $47.20	2,544
Jan 06 to Dec 06	Collar	2,000	US $60.00 to $69.80	1,658
Jan 06 to Dec 06	Collar	1,000	US $55.00 to $77.25	574

Financial AECO natural gas contract

Term	Contract	Volume (GJs/d)	Fixed Price/GJ	Unrealized Loss (CDN)
Jan 06 to Dec 06	Collar	5,000	CDN $9.00 to $14.70	192

Physical AECO natural gas contract

Term	Contract	Volume (GJs/d)	Fixed Price/GJ	Unrealized Loss (CDN)
Apr 05 to Oct 05	Collar	3,000	CDN $5.75 to $7.45	361

The financial AECO natural gas contract has not been designated as an effective accounting hedge. Accordingly, the financial AECO natural gas contract has been accounted for as a liability in the consolidated balance sheet based on its fair value.

8. Contingency:

On December 14, 2004, the Company was granted a license from the Alberta Energy and Utilities Board (the "AEUB") relating to the expansion of an existing facility. On December 15, 2004, a notice of objection was filed with the AEUB by a corporation which is a joint lease owner where the facility is being constructed. To date, the AEUB has not ruled on the merits of the notice of objection. Although management of the Company is of the view that the objection submitted by the corporation is without merit and will continue to defend the interests of the Company in the facility, it is possible that the AEUB may render a decision in

this matter which would have an adverse effect on the Company and its processing capabilities in an area which is significant to the Company.

File No. 82-34869


SEC MAIL PROCESSING
RECEIVED
MAR 22 2006
WASH., D.C.
213
SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

This management's discussion and analysis ("MD&A") is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company") for the interim periods presented. This MD&A is dated and based on information at November 10, 2005. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2005 and the audited consolidated financial statements for the years ended December 31, 2004 and 2003. All comparisons refer to the interim period ended September 30, 2005 versus the interim period ended September 30, 2004, unless otherwise indicated.

This MD&A uses the terms "cash flow from operations" and "cash flow" which are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP, as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil equivalent. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited is available on the Company's website at www.highpineog.com. All previous public filings, including the Company's initial annual information form, are available on SEDAR at www.sedar.com.

FINANCIAL RESULTS

Acquisition

On May 31, 2005, Highpine acquired Vaquero Energy Ltd. ("Vaquero") for consideration of 19.5 million class A common shares ("Common Shares") of the Company with an ascribed value of $350.9 million (the "Vaquero Acquisition"). Transaction costs of $0.4 million were incurred by Highpine. Vaquero was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin, including the Pembina area of Alberta. The transaction has been accounted for using the purchase method with $257.3 million allocated to property, plant and equipment and $200.7 million allocated to goodwill. The property, plant and equipment allocation includes $78.7 million allocated to undeveloped lands. A working capital deficiency of $10.8 million and bank debt of $37.0 million were assumed by Highpine. Asset retirement obligations of $1.9 million, a mark-to-market liability on outstanding financial contracts of $0.2 million and future tax liabilities of $56.7 million were also recorded.

Revenue and Production

Oil and gas revenues for the third quarter of 2005 totalled $51.5 million representing a 341% increase over the third quarter of 2004 revenues of $11.7 million. The increase in revenue is attributable to increased production in the Pembina and Retlaw areas, combined with production from the properties acquired pursuant to the Vaquero Acquisition on May 31, 2005. In addition, higher commodity prices were realized in the quarter. Oil and NGL revenue was impacted by a hedging expense of $2.5 million in the third quarter of 2005 (third quarter of 2004 - $1.1 million). Natural gas revenue was impacted by an unrealized hedging expense of $0.2 million (third quarter of 2004 - nil).

Production volumes for the third quarter of 2005 averaged 8,608 boe/d compared to an average rate of 2,994 boe/d in the third quarter of 2004, an increase of 5,614 boe/d or 188%.

Oil and gas revenues for the nine months ended September 30, 2005 totalled $87.4 million representing a 200% increase over revenues for the nine months ended September 30, 2004 of $29.1 million. The increase in revenue in 2005 is primarily attributable to nine months of production from the properties acquired on the acquisition of Rubicon Energy Corporation (the "Rubicon Acquisition") in March 2004, increased production in the Pembina and Retlaw areas, production from the properties acquired pursuant to the Vaquero Acquisition as well as higher commodity prices. Oil and NGL revenue was impacted by a hedging expense of $4.6million for the nine months ended September 30, 2005 (nine months ended September 30, 2004 - $1.5 million). Natural gas revenue was impacted by an unrealized hedging expense of $0.2 million (third quarter of 2004 - nil).

Production volumes for the nine months ended September 30, 2005 averaged 5,526 boe/d compared to an average rate of 2,521 boe/d in the nine months ended September 30, 2004, an increase of 3,005 boe/d or 119%.

Production	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Production						
Oil and NGLs (bbls/d)	5,562	1,812	207	3,345	1,471	127
Natural gas (mcf/d)	18,277	7,091	158	13,087	6,301	108
Boe/d	8,608	2,994	188	5,526	2,521	119

The production mix of oil and NGLs to gas in the third quarter of 2005 was 65% for oil and NGLs and 35% for gas compared to 61% for oil and NGLs and 39% for gas in the third quarter of 2004.

The production mix of oil and NGLs to gas during the nine months ended September 30, 2005 was 61% for oil and NGLs and 39% for gas compared to 58% for oil and NGLs and 42% for gas in 2004.

In the third quarter of 2005, the Company earned $0.6 million of processing and pipeline revenues up from $0.1 million in the third quarter of 2004. During the nine months ended September 30, 2005, the Company earned $1.6 million of processing and pipeline revenues up from $0.4 million during the nine months ended September 30, 2004. The increase in revenues is primarily attributable to the Joffre gas plant which commenced operations in January of 2005 as well as from facilities in the Pembina area.

Pricing

Selling Prices before Hedges	Three months ended September 30			Nine months ended September 30		
	2005	**2004**	**% Change**	**2005**	**2004**	**% Change**
Crude oil and NGLs ($/bbl)	72.89	50.32	45	66.70	46.88	42
Natural gas ($/mcf)	10.07	6.41	57	8.76	6.79	29
Total ($/boe)	68.47	45.17	52	61.12	43.87	39

Realized crude oil and NGL prices, prior to hedging expenses, increased 45% in the third quarter of 2005 compared to the third quarter of 2004. Realized natural gas prices increased 57% in the third quarter of 2005 compared to the third quarter of 2004.

Realized crude oil and NGL prices, prior to hedging expenses, increased 42% during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 and realized natural gas prices increased 29% during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.

Commodity Price Risk Management

	Three months ended September 30			Nine months ended September 30		
	2005	**2004**	**% Change**	**2005**	**2004**	**% Change**
Average volumes hedged (boe/d)	1,900	800	138	1,159	468	148
% of production hedged	22	27	(19)	21	19	11
Hedging expense ($000s)	2,725	1,068	155	4,801	1,526	215
Hedging expense (per boe)	3.44	3.87	(11)	3.18	2.21	44

The Company has in place a 700 bbl/d crude oil swap agreement at a price of Cdn. $47.20 per barrel for all of 2005. The unrealized loss with respect to the crude oil swap agreement was $2.5 million at September 30, 2005. The Company also had in place a 700 bbl/d crude oil collar for the period June 1, 2005 to September 30, 2005 with a price range of US $45.00 per barrel to US $54.50 per barrel. The crude oil collar was assumed by Highpine on the closing of the Vaquero Acquisition.

The Company has a physical natural gas collar for 3,000 GJ/d with a price range of Cdn. $5.75 to $7.45 which expires on October 31, 2005 that was assumed on the closing of the Vaquero Acquisition. The unrealized loss on the physical natural gas collar was $0.4 million at September 30, 2005.

The Company has entered into the following contracts for 2006:

Term	Contract	Volume	Fixed Price	Unrealized Loss (CDN $000s)
Jan 06 to Dec 06	Oil Collar	2,000 bbls/d	US $60.00 to $69.80	1,658
Jan 06 to Dec 06	Oil Collar	1,000 bbls/d	US $55.00 to $77.25	574
Jan 06 to Dec 06	Gas Collar	5,000 GJs/d	CDN $9.00 to $14.70	192

Royalty Expense

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Total Royalties, net of ARTC ($000s)	12,986	3,370	285	22,643	7,466	203
As a % of oil and gas sales (after hedging expense)	25	29	(14)	26	26	-
As a % of oil and gas sales (before hedging expense)	24	26	(8)	25	24	4
Per boe	16.40	12.24	34	15.01	10.81	39

Royalties as a percentage of oil and gas sales before hedging expense averaged 25% for the nine months ended September 30, 2005 compared to 24% for the nine months ended September 30, 2004. Royalty rates as a percentage of revenue have been slightly higher in 2005 due to higher royalty rates on wells in the Pembina area.

Operating Costs

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Operating costs ($000s)	5,546	1,658	234	10,998	4,544	142
Per boe	7.00	5.96	17	7.29	6.71	9
Transportation costs ($000s)	714	163	338	1,867	441	323
Per boe	0.90	0.48	88	1.24	0.44	182

Operating costs were $5.5 million for the third quarter of 2005 compared to $1.7 million for the third quarter of 2004. Operating costs increased 17% to $7.00/boe for the third quarter of 2005 from $5.96/boe for the third quarter of 2004. Operating costs for the nine months ended September 30, 2005 totalled $11.0 million compared to $4.5 million for the nine months ended September 30, 2004. On a per boe basis, operating costs for the nine months ended September 30, 2005 increased 9% to $7.29/boe from $6.71/boe. These increases are a result of higher industry related costs, as well as higher operating costs in the Pembina area.

The cost of processing custom third party volumes has been included in transportation costs.

Transportation costs for the first nine months of 2005 were 323% higher than for the third quarter of 2004. The increase in transportation costs was due to higher production volumes in 2005 as well as approximately $0.4 million of sulphur trucking costs relating to prior years production that are included in 2005.

Operating Netbacks

Operating Netbacks (per boe)	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Sales price before hedging	68.47	45.17	52	61.12	43.87	39
Processing and pipeline revenues	0.73	1.33	(45)	1.08	0.92	17
Royalties	(16.40)	(12.24)	34	(15.01)	(10.81)	39
Operating costs	(7.00)	(5.96)	17	(7.29)	(6.71)	9
Transportation costs	(0.90)	(0.48)	88	(1.24)	(0.44)	182
Operating netback before hedging	44.90	27.82	61	38.66	26.83	44
Hedging expense	(3.44)	(3.87)	(11)	(3.18)	(2.21)	44
Operating netbacks	41.46	23.95	73	35.48	24.62	44

Operating netbacks before hedging expense increased 61% from $27.82/boe for the third quarter of 2004 to $44.90/boe for the third quarter of 2005 as a result of higher realized prices in 2005 partially offset by higher royalties and operating costs.

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Gross expenses ($000s)	2,043	631	224	4,644	1,878	147
Capitalized ($000s)	(438)	(60)	630	(687)	(232)	196
Net expenses ($000s)	1,605	571	181	3,957	1,646	140
$/boe	2.02	2.07	(2)	2.62	2.38	10
% capitalized	21	10	110	15	12	25

General and administrative expenses decreased 2% from $2.07/boe in the third quarter of 2004 to $2.02/boe in the third quarter of 2005. For the nine months ended September 30, 2005, general and administrative expenses increased 10% to $2.62/boe from $2.38/boe for the nine months ended September 30, 2004. General and administrative expenses increased in 2005 as a result of significant increases in staff necessary to manage the growth of the Company. In the fourth quarter of 2005, general and administrative expenses are expected to average around $2.00/boe as a result of anticipated volume increases.

Stock Based Compensation

Stock based compensation expense of $1.1 million was recorded in the third quarter of 2005 compared to $0.1 million in the third quarter of 2004. The increase in the expense was primarily the result of stock options granted to former Vaquero employees that have remained with Highpine and to new employees hired in the quarter.

Interest and Finance Costs

Interest and finance costs for the third quarter of 2005 were $1.1 million an increase of 41% from $0.8 million for the third quarter of 2004. Interest and finance costs for the nine months ended September 30, 2005 were $2.4 million, an increase of 32% compared to $1.8 million for the nine months ended September 30, 2004. Interest and finance costs were higher in the third quarter of 2005 due to higher average debt levels in the quarter as a result of capital expenditures incurred. In April 2005, a portion of the proceeds raised from the Company's initial public offering was used to reduce debt.

Depletion, Depreciation and Accretion

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Depletion, Depreciation and Accretion ($000s)	20,550	4,448	362	34,603	10,403	233
Per boe	25.94	16.15	61	22.94	15.06	52

Depletion, depreciation and accretion ("DD&A") amounted to $20.6 million or $25.94/boe for the third quarter of 2005, compared with $4.4 million or $16.15/boe in the third quarter of 2004, a 61% increase on a per boe basis. DD&A for the nine months ended September 30, 2005 was $34.6 million or $22.94/boe compared to $10.4 million for the nine months ended September 30, 2004. The increase is attributable to increased capital expenditures in 2005 as well as the inclusion of Vaquero costs in the calculation of depletion.

Income Taxes

Cash taxes were limited to federal Large Corporation Tax of $0.4 million in the third quarter of 2005 (2004 - $43,000) and $0.6 million for the nine months ended (2004 - $0.1 million). Large Corporation Tax was higher in 2005 as a result of the completion of the Vaquero Acquisition on May 31, 2005. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine management currently believes no cash income tax will be payable in 2005 or 2006.

Future income tax expense for the third quarter of 2005 is less than the expected statutory rate due to recognizing the benefit of future tax rate reductions in the current quarter.

Cash Flow and Net Earnings

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Funds from operations ($000s)	29,796	5,229	470	46,593	13,518	245
Funds from operations per share – diluted	0.65	0.31	110	1.40	0.85	65
Net earnings ($000s)	6,683	507	1,218	7,419	2,129	248
Net earnings per share - diluted	0.15	0.03	400	0.22	0.13	69

Funds from operations increased 470% to $29.8 million in the third quarter of 2005 compared to $5.2 million in the third quarter of 2004. Funds from operations increased 245% to $46.6 million for the nine months ended September 30, 2005 from $13.5 million for the nine months ended September 30, 2004. Funds from operations per share increased 110% for the quarter and increased 65% for the nine months ended September 30, 2005. The increase of funds from operations per share in the third quarter is attributable to higher commodity prices and significantly higher production.

Liquidity and Capital Resources

The Company completed its initial public offering on April 5, 2005 by issuing 4.0 million Common Shares at $18.00 per share for gross proceeds of $72.0 million.

The Company has a revolving term credit facility of $105 million and a demand operating credit facility of $20 million. At September 30, 2005, Highpine had a working capital surplus of $2.9 million and net debt of $86.8 million. The amount drawn under the Company's credit facilities was $90.0 million or 72%, providing excess credit capacity of $35.0 million.

Highpine's 2005 capital budget of approximately $130 million will be funded from cash flow from operations, bank debt and a portion of the $67 million of net proceeds generated from the initial public offering on April 5, 2005.

($000s)	September 30, 2005	December 31, 2004
Bank debt	89,668	34,822
Working capital (surplus) deficiency	(2,895)	14,815
Net debt	86,773	49,637

At November 10, 2005, Highpine's bank debt was approximately $100 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and net of property dispositions, were $102.7 million for the nine months ended September 30, 2005 compared to $37.5 million for the nine months ended September 30, 2004. The increases reflect Highpine's drilling programs at Pembina and Joffre, the construction of the Violet Grove and Joffre facilities as well as costs relating to seismic and land.

The following table sets out Highpine's net capital expenditures for the nine month periods indicated.

	Nine months ended ($000s)		
	September 30, 2005	September 30, 2004	% Change
Land	34,032	2,857	1,091
Seismic	5,969	4,279	39
Drilling and completions	35,304	23,739	49
Facilities and equipment	27,843	11,127	150
Property acquisitions and disposition (net)	(482)	(4,565)	(89)
Other	79	77	3
Total	102,745	37,514	174

Contractual Obligations

The Company has entered into a new operating lease for office space for the period December 1, 2005 to November 30, 2012. Annual rental obligations are $1.2 million. The existing operating lease which was to expire on June 30, 2009 will be terminated at the end of 2005 at no cost to the Company.

Shareholders' Equity

During the third quarter of 2005, the Company issued 36,250 Common Shares upon the exercise of options for proceeds of $0.1 million.

During the second quarter of 2005, the Company issued 4.0 million Common Shares at a price of $18.00 per share for gross proceeds totalling $72.0 million pursuant to its initial public offering. Costs associated with the issuance of the Common Shares were $4.8 million including the underwriters' fee of $3.7 million. On April 5, 2005, the issued and outstanding Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "HPX".

The Company also issued 19.5 million Common Shares to acquire all the outstanding shares of Vaquero Energy Ltd. on May 31, 2005.

As at November 10, 2005, the Company had 44.2 million Common Shares outstanding and 3.8 million shares issuable upon the exercise of options.

Quarterly Financial Results ($000s except per share data)	**2005**			**2004**			
	Q3	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Total revenues [1]	52,075	22,320	14,635	12,584	11,787	11,359	6,320
Net earnings (loss)	6,683	(32)	768	1,047	507	1,371	252
Net earnings (loss) per share – basic	0.15	(0.00)	0.04	0.05	0.03	0.09	0.02
Net earnings (loss) per share – diluted	0.15	(0.00)	0.04	0.05	0.03	0.09	0.02
Funds from operations	29,796	9,858	6,940	6,254	5,229	5,493	2,797
Funds from operations per share - basic	0.67	0.31	0.32	0.31	0.31	0.36	0.18
Funds from operations per share – diluted	0.65	0.31	0.32	0.31	0.31	0.36	0.18
Property and corporate acquisitions	-	257,314	-	-	-	-	51,151
Capital expenditures [2]	48,149	19,839	34,757	23,620	12,304	16,711	8,498
Total assets	715,360	677,834	198,599	163,388	138,941	129,187	117,641

Notes:

(1) Total revenues are after hedging expense and include processing and pipeline revenues.

(2) Capital expenditures are net of property dispositions.

CHANGES IN ACCOUNTING POLICIES IN THE CURRENT PERIOD

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new CICA accounting guideline 15 ("AcG-15"), "Consolidation of Variable Interest Entities". This standard requires that certain entities be consolidated by the primary beneficiary. There is no impact on the Company's financial statements as a result of adopting this guideline.

Future Accounting Change

Financial Instruments

The CICA has issued a new accounting standard, CICA Accounting Standard Handbook section 3855, "Financial Instruments Recognition and Measurement." This standard prescribes how and at what amount financial assets, financial liabilities and non-financial derivatives are to be recognized on the balance sheet. The standard prescribes fair value in some cases while cost-based measures are prescribed in other cases. It also specifies how financial instrument gains and losses are to be presented. The new standard is effective for fiscal years beginning on or after October 1, 2006. The Company has not assessed the impact of this standard on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Highpine can be found in Note 1 to the December 31, 2004 consolidated financial statements. A summary of the Company's critical accounting estimates can be found in management's discussion and analysis for the year ended December 31, 2004.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development and acquisition of crude oil, natural gas and NGLs. Primary risks include the uncertainty associated with exploration drilling, changes in production practices, product pricing, industry competition and government regulation.

Drilling activities are subject to numerous technical risks and uncertainties. Highpine attempts to minimize exploration risk by utilizing trained professional staff and conducting extensive geological and geophysical analysis prior to drilling wells.

Highpine utilizes sound marketing practices in an attempt to partially offset the cyclical nature of commodity prices which are subject to external influences beyond Highpine's control. Fluctuations in commodity prices and foreign exchange rates may significantly impact Highpine's revenue.

The oil and natural gas industry is extremely competitive and Highpine must compete with numerous larger, well-established organizations in all phases of the exploration business.

Highpine monitors and complies with current government regulations that affect its activities, although operations may be adversely affected by changes in government policy, regulations or taxation. In addition, Highpine maintains a level of liability, property and business interruption insurance which is believed to be adequate for Highpine's size and activities. Highpine is unable to obtain insurance to cover all risks within the business or in amounts to cover all possible claims.

Special Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements subject to substantial known and unknown risks and uncertainties, most of which are beyond Highpine's control. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements.

Such factors include, but are not limited to: the impact of general economic conditions in Canada and the United States; industry conditions including changes in laws and regulations, including adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; the results of exploration and development drilling and related activities; imprecision in reserve estimates; the production and growth potential of the Company's various assets; fluctuations in foreign exchange or interest rates; stock market volatility; risks associated with hedging activities; and obtaining required approvals from regulatory authorities.

Accordingly, there is no assurance that the expectations conveyed by the forward-looking statements will prove to be correct. All subsequent forward-looking statements, whether written or orally attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by these cautionary statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable securities laws.


SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2006
WASH, D.C. 213 SECTION

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

   Highpine Oil & Gas Limited ("**Highpine**")
   Suite 4000, 150 - 6th Avenue S.W.
   Calgary, Alberta
   T2P 3Y7

2. **Date of Material Change:**

   December 11, 2005.

3. **News Release:**

   A press release disclosing the details discussed in this Material Change Report was jointly issued by Highpine and White Fire Energy Ltd. ("**White Fire**") on December 12, 2005, a copy of which is attached hereto as Schedule "A", and disseminated through the facilities of a recognized news wire service.

4. **Summary of Material Change:**

   On December 12, 2005, Highpine and White Fire jointly announced that they had entered into a merger agreement (the "**Letter Agreement**") pursuant to which Highpine agreed to acquire all of the issued and outstanding shares of White Fire pursuant to a plan of arrangement (the "**Arrangement**") to be approved by the White Fire shareholders no later than February 28, 2006. Under the Arrangement, shareholders of White Fire will receive for each common share of White Fire held 0.132 of a class "A" common share of Highpine.

5. **Full Description of Material Change:**

   On December 12, 2005, Highpine and White Fire jointly announced that they had entered into the Letter Agreement pursuant to which Highpine agreed to acquire all of the issued and outstanding shares of White Fire pursuant to the Arrangement to be approved by White Fire shareholders no later than February 28, 2006. Under the Arrangement, Highpine will acquire each common share of White Fire in exchange for 0.132 of a class "A" common share of Highpine. Pursuant to the Arrangement, the outstanding stock options and common share purchase warrants of White Fire will be cancelled in consideration of a cash payment equal to the difference between the exercise price of the option or warrant, as applicable, and $3.11.

   The Arrangement has the support of the board of directors of both White Fire and Highpine.

   The board of directors of White Fire (excluding John Brussa, also being a member of the Board of Highpine having declared his interest and not participated in consideration or approval of the Arrangement) has concluded that the Arrangement is in the best interests of its shareholders and will recommend that White Fire shareholders vote their White Fire shares in favour of the Arrangement. Directors and officers of White Fire, holding approximately 14% of the outstanding common shares of White Fire, have entered into lock-up agreements whereby they have agreed to vote their White Fire shares in favour of the Arrangement. Tristone Capital Inc. has provided the board of directors of White Fire with their fairness opinion, subject to their review of the final form of the documents effecting the Arrangement, that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view.

   Upon the recommendation of a Special Committee of independent directors of Highpine, the board of directors of Highpine (excluding John Brussa, also being a member of the Board of White Fire having declared his interest and not participated in consideration or approval of the Arrangement) has approved the

Arrangement and has received an opinion from FirstEnergy Capital Corp. that the transaction is fair, from a financial point of view, subject to a review of the final form of documents effecting the Arrangement.

The obligation of Highpine to complete the Arrangement is conditional upon, among other things, the approval of the shareholders of White Fire required for the Arrangement pursuant to the *Business Corporations Act* (Alberta) or as required by the Court, no material adverse change in respect of White Fire having occurred, compliance by White Fire with its covenants contained in the Letter Agreement and all necessary securities, corporate and regulatory approvals being obtained.

The obligation of White Fire to complete the Arrangement is conditional upon, among other things, no material adverse change in respect of Highpine having occurred, the approval of shareholders of White Fire required for the Arrangement pursuant to the *Business Corporations Act* (Alberta) or as required by the Court, and all necessary securities, corporate and regulatory approvals being obtained.

Pursuant to the Letter Agreement, White Fire has agreed to pay Highpine a non-completion fee in the amount of $3.0 million in certain circumstances if the Arrangement is not completed. In addition, White Fire has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving White Fire and has granted Highpine certain pre-emptive rights if White Fire receives any other offers.

The Letter Agreement provides that Highpine and White Fire shall negotiate and enter into an arrangement agreement to implement the Arrangement and related transactions.

Certain of the directors and officers (the "**Related Parties**") of White Fire have agreed to cancel the share purchase warrants ("**Warrants**") and options ("**Options**") which they hold to acquire White Fire common shares concurrent with the Arrangement becoming effective in consideration of the payment to them by White Fire of the difference between $3.11 and the exercise price per Warrant or Option. These payments may be considered to be "collateral benefits" for the purposes of Ontario Securities Commission Rule 61-501 ("**Rule 61-501**"). Details regarding these payments are as follows:

Name of Individual and Position with White Fire	Number of Common Shares	Number of Warrants	Warrant Payout Amount	Number of Options	Option Payout Amount
Ken S. Woolner Chairman	1,236,252	581,395	$906,976.20	Nil	$Nil
Bob Rosine President and Chief Executive Officer	331,078	658,915	$1,027,907.40	Nil	$Nil
Robert B. Fryk Chief Operating Officer	271,317	658,914	$1,027,907.40	Nil	$Nil
Stuart C. Symon Vice-President, Finance and Chief Financial Officer	290,698	658,915	$1,027,907.40	Nil	$Nil
Dave Humphreys Vice-President, Operations	271,317	310,078	$483,721.68	Nil	$Nil
Tony Izzo Vice-President, Engineering	329,338	658,915	$1,027,907.40	Nil	$Nil
Rob Pinckston Vice-President, Exploration	310,078	348,837	$544,185.72	Nil	$Nil
Gary R. Bugeaud Corporate Secretary	387,597	Nil	$Nil	50,000	$19,000.00
John Brussa Director	387,597	Nil	$Nil	50,000	$19,000.00
James Finkbeiner Director	532,097	Nil	$Nil	50,000	$19,000.00
Ted Hanbury [(1)] Director	60,993	Nil	$Nil	210,000[(1)]	$79,800.00

Garry A. Tanner (2) Director	Nil	Nil	$Nil	50,000	$19,000.00

Note:

(1) Includes 110,000 stock appreciation rights at a price of $2.73 per White Fire share owned by Mr. Hanbury.

(2) Mr. Tanner is an officer of Enermark Inc., which holds 875,829 White Fire common shares and 375,000 Warrants. Enermark Inc. will receive a Warrant Payout Amount of $683,250.

In accordance with Rule 61-501, the White Fire Board of Directors established an independent committee consisting of Messrs. Finkbeiner, Hanbury and Tanner to review the interest of each of the foregoing Related Parties and determine the value of the collateral benefit to be received by them. The independent committee, acting in good faith, has unanimously determined that: (i) the number of White Fire common shares owned by each of Messrs. Fryk, Symon, Humphreys, Hanbury and Tanner (excluding the White Fire common shares owned by Enermark Inc., of which Mr. Tanner is an officer) is less than 1% of the outstanding White Fire common shares; (ii) the value of the benefit to be received by each of Messrs. Bugeaud, Brussa and Finkbeiner, who each own or exercise control or direction over greater than 1% of the outstanding White Fire common shares, is less than 5% of the value which such Related Parties will be beneficially entitled to receive under the terms of the Arrangement in exchange for White Fire common shares which they own; (iii) the value of the benefit to be received by each of Messrs. Woolner, Rosine, Izzo and Pinckston who each own or exercise control or direction over greater than 1% of the outstanding White Fire common shares, is greater than 5% of the value which such Related Parties will be entitled to receive under the terms of the Arrangement in exchange for White Fire common shares which they own; and (iv) the value to be received by Messrs. Woolner, Rosine and Pinckston, in aggregate, is less than 25% of White Fire's market capitalization.

Rule 61-501 will also require approval of the Arrangement by a majority of the votes cast by White Fire shareholders, excluding votes attached to shares held by some or all of the Related Parties. To the knowledge of White Fire and its directors and senior officers, after reasonably enquiry, such Related Parties currently hold, directly or indirectly, or exercise control or direction over, approximately 4,408,362 White Fire common shares, 300,000 Options and 3,875,969 Warrants, representing approximately 14% of the outstanding White Fire shares, 100% of the outstanding Options and 77% of the outstanding Warrants, respectively, and which together represent approximately 24% of the outstanding White Fire common shares on a diluted basis.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Highpine who is knowledgeable of the material change and this report is:

Harry D. Cupric, Vice-President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

9. Date of Report:

This report is dated December 21, 2005.

SCHEDULE A

HIGHPINE OIL & GAS LIMITED AND WHITE FIRE ENERGY LTD. ANNOUNCE PROPOSED MERGER

Calgary, Alberta, December 12, 2005 - Highpine Oil & Gas Limited ("Highpine") and White Fire Energy Ltd. ("White Fire") are pleased to jointly announce that the two companies have entered into a merger agreement, whereby Highpine will acquire all of the issued and outstanding shares of White Fire pursuant to a Plan of Arrangement (the "Arrangement"). The Arrangement is subject to approval by the Court of Queen's Bench of Alberta, applicable regulatory authorities and White Fire shareholders no later than February 28, 2006.

Under the Arrangement, shareholders of White Fire will receive for each common share of White Fire held 0.132 of a class "A" common share of Highpine.

This transaction further strengthens Highpine's dominant position in the prolific Pembina Nisku exploration trend and extends Highpine's West Central Gas Fairway with new undeveloped lands and high-quality natural gas drilling prospects.

Highpine will continue to be managed by its current executive team led by Mr. Gordon Stollery, Chairman, President and Chief Executive Officer and Mr. Greg Baum, Executive Vice President and Chief Operating Officer. In addition, Highpine is pleased to announce that Mr. Ken Woolner has agreed to join the board of directors of Highpine and that Mr. Bob Rosine, Mr. Robert Fryk, Mr. Rob Pinckston and Mr. Dave Humphreys of White Fire, have agreed to join the management of Highpine upon the successful completion of the Arrangement. Messrs. Rosine, Fryk, Pinckston and Humphreys have agreed to deposit all of the Highpine shares which they receive pursuant to the Arrangement in escrow which shares will be releasable to them from escrow over a period of approximately three years from the closing date of the Arrangement provided that they are an employee of Highpine on the release dates.

"I am very excited to be able to announce the merger of Highpine and White Fire," said Mr. Stollery. "This combination creates significant operational synergies at Pembina, adds additional Nisku drilling prospects and strengthens Highpine's management and technical teams thereby enhancing our ability to execute our business plan. In addition, White Fire's prospects at Wilson Creek and Ferrier complement our extensive West Central Gas Fairway land holdings and drilling inventory of natural gas prospects. Several of these prospects will be drilled as soon as possible in the new year."

Mr. Woolner, Chairman of White Fire, added, "Consolidation in the Pembina Nisku trend is strategically very beneficial, allowing a few larger companies the strength and resources to optimally drill, exploit and operate the Nisku pools discovered along the trend. Highpine, with its vast land holdings, and control and ownership of the critical facility infrastructure, was the logical company for us to merge with. Our management and technical staff are keen to join Gordon Stollery and the Highpine team to help develop the assets. I strongly believe that this combination will benefit both shareholder groups."

Pro Forma Highpine Highlights:

The merged entity will be a light oil and natural gas (with liquids) exploration company with its core asset base located in an exciting oil exploration play on the prolific Pembina Nisku trend. In addition, Highpine will have diversified oil and gas exploration and development opportunities in Joffre/Gilby, Windfall, Chip Lake, McLeod/Goodwin, Wilson Creek and Ferrier.

Pro forma the 2005 exit production from the merged entity, including Pembina, will be between 13,000 to 14,000 boe/d. The total productive capability, including behind-pipe production will be 16,000 to 17,000 boe/d. Pro forma reserves are estimated at 26 million barrels of proved plus probable reserves. Combined undeveloped land holdings will be approximately 230,000 net acres.

At Pembina, pro forma, Highpine will have:

- Total undeveloped land in excess of 80,000 net acres.
- An average working interest of approximately 72%.
- A 3-D seismic base of approximately 1,000 square kilometres, that essentially covers the entire Nisku play.
- Approximately 90 distinct seismically defined locations at an approximate 70% working interest.
- 20 contingent locations and several additional leads/opportunities in the Nisku play.
- Control of facilities with a capacity net to Highpine of approximately 20,000 bbls/d.

In addition to Pembina, Highpine will have six additional core areas at Joffre/Gilby, Windfall, Chip Lake, McLeod/Goodwin, Wilson Creek and Ferrier. In its West Central Gas Fairway, Highpine will have over 90,000 net acres of undeveloped land and a drilling inventory in excess of 60 drilling locations, at an average working interest of approximately 70%. This inventory targets high quality, medium depth, medium risk, multi-zone natural gas with associated liquids in Western Canada.

On a combined basis, the two companies have a 2006 capital expenditure budget of $160 million and intend to drill approximately 70 to 90 wells in 2006. 2006 production guidance is estimated between 16,000 and 18,000 boe/d. Total combined net debt is approximately $93 million as of December 12, 2005 and Highpine, on closing of the Arrangement, will have approximately 48.3 million basic and 52.0 million fully diluted class "A" common shares outstanding. Pursuant to the Arrangement, the outstanding stock options and common share purchase warrants of Whitefire will be cancelled in consideration of a cash payment equal to the difference between the exercise price of the option or warrant, as applicable, and $3.11.

Management and Board Recommendations

The Arrangement has the support of the board of directors of both White Fire and Highpine.

Upon the recommendation of a Special Committee of independent directors of White Fire, the board of directors of White Fire (excluding John Brussa, also being a member of the Board of Highpine having declared his interest and not participated in consideration or approval of the Arrangement) has concluded that the Arrangement is in the best interests of its shareholders and will recommend that White Fire shareholders vote their White Fire shares in favour of the Arrangement. Directors and officers of White Fire, holding approximately 14% of the fully diluted common shares of White Fire, have entered into lock-up agreements whereby they have agreed to vote their White Fire shares in favour of the Arrangement. Tristone Capital Inc. has provided the board of directors of White Fire with their fairness opinion, subject to their review of the final form of the documents effecting the Arrangement, that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view.

Upon the recommendation of a Special Committee of independent directors of Highpine, the board of directors of Highpine (excluding John Brussa, also being a member of the Board of White Fire having declared his interest and not participated in consideration or approval of the Arrangement) has approved the Arrangement and has received an opinion from FirstEnergy Capital Corp. that the transaction is fair, from a financial point of view, subject to a review of the final form of documents effecting the Arrangement.

White Fire has agreed to pay Highpine a non-completion fee in the amount of $3 million in certain circumstances if the Arrangement is not completed. White Fire has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving White Fire and has granted Highpine certain pre-emptive rights if White Fire receives any other offers.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction. The class "A" common shares of Highpine will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration or applicable exemption therefrom.

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release may contain forward-looking information including expectations of future production and components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the companies. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

The reader is further cautioned that the preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

For further information please contact:

Highpine Oil & Gas Limited
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Canada

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

White Fire Energy Ltd.
Suite 850, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Canada

Bob Rosine, President and Chief Executive Officer
Robert B. Fryk
Chief Operating Officer

Telephone: (403) 296-4772
Facsimile: (403) 296-4777
Website: www.white-fire.ca

File No. 82-34869


SEC MAIL
RECEIVED
PROCESSING
MAR 2 2 2006
WASH, D.C.
213
SECTION

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Highpine Oil & Gas Limited ("**Highpine**")
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

2. **Date of Material Change:**

February 21, 2006.

3. **News Release:**

A press release disclosing the details discussed in this Material Change Report was jointly issued by Highpine and White Fire Energy Ltd. ("**White Fire**") on February 21, 2006 and disseminated through the facilities of a recognized news wire service.

4. **Summary of Material Change:**

On February 21, 2006, the previously announced plan of arrangement (the "**Arrangement**") involving Highpine and White Fire was completed. Highpine issued 4,089,087 class "A" common shares to the former shareholders of White Fire in connection with the completion of the Arrangement.

5. **Full Description of Material Change:**

On February 21, 2006, the Arrangement involving Highpine and White Fire was completed. The Arrangement was approved at the special meeting of shareholders of White Fire and by the Court of Queen's Bench of Alberta on February 21, 2006. Highpine issued 4,089,087 class "A" common shares to the former shareholders of White Fire in connection with the completion of the Arrangement.

Upon completion of the Arrangement, Mr. Ken Woolner joined the board of directors of Highpine and Mr. Robert Rosine, Mr. Robert Fryk, Mr. Rob Pinckston and Mr. Dave Humphreys, senior officers of White Fire, joined the management of Highpine in the following capacities: Robert Rosine – Executive Vice President, Corporate Development, Robert Fryk – Senior Vice President, Engineering and Operations, Dave Humphreys – Vice President, Operations and Rob Pinckston – Vice President, W5M Gas. Mr. Fryk replaces Vince Farkas, who has left Highpine to pursue other interests.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Executive Officer:**

The name and business numbers of the executive officer of Highpine who is knowledgeable of the material change and this report is:

Harry D. Cupric, Vice-President, Finance and Chief Financial Officer
Telephone: (403) 265-3333
Facsimile: (403) 265-3362

9. **Date of Report:**

This report is dated February 21, 2006

File No. 82-34869

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Highpine Oil & Gas Limited ("**Highpine**")
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

2. Date of Material Change:

February 23, 2006.

3. News Release:

A press release disclosing the details discussed in this Material Change Report was issued by Highpine on February 23, 2006 and disseminated through the facilities of a recognized news wire service.

4. Summary of Material Change:

On February 23, 2006, Highpine issued 4,300,000 class A common shares at a price of $23.40 per share for gross proceeds of $100.62 million.

5. Full Description of Material Change:

On February 23, 2006, Highpine issued 4,300,000 class A common shares at a price of $23.40 per share for gross proceeds of $100.62 million. The underwriting syndicate was led by RBC Dominion Securities Inc. and included FirstEnergy Capital Corp., GMP Securities L.P., Tristone Capital Inc., BMO Nesbitt Burns Inc. and Wellington West Capital Markets Inc.

The net proceeds of the offering will be used to fund Highpine's capital expenditure program in 2006 and for general working capital purposes.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Highpine who is knowledgeable of the material change and this report is:

Harry D. Cupric, Vice-President, Finance and Chief Financial Officer
Telephone: (403) 265-3333
Facsimile: (403) 265-3362

9. Date of Report:

This report is dated February 23, 2006.


SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2006
WASH, D.C. 213 SECTION

THIS ARRANGEMENT AGREEMENT made as of the 18th day of January, 2006.

AMONG:

HIGHPINE OIL & GAS LIMITED, a body corporate incorporated under the *Business Corporations Act* (Alberta) (hereinafter called "**Highpine**")

- and -

WHITE FIRE ENERGY LTD., a body corporate incorporated under the *Business Corporations Act* (Alberta) (hereinafter called "**White Fire**").

WHEREAS Highpine and White Fire wish to propose an arrangement involving Highpine, White Fire and the White Fire Shareholders (as defined herein);

AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

AND WHEREAS the parties hereto have entered into this agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE this agreement witnesseth that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as set forth below.

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following defined terms shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time, including the regulations promulgated thereunder;

(b) "**Agreement**" means this arrangement agreement, including the recitals and all Exhibits to this arrangement agreement, as amended or supplemented and/or restated from time to time;

(c) "**Applicable Laws**" means applicable corporate, securities and other laws, regulations and rules and all policies and rules of applicable stock exchanges;

(d) "**Arrangement**" means the arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

(e) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made;

(f) "**Business Day**" means, with respect to any action to be taken, any day, other than Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

(g) "**Court**" means the Court of Queen's Bench of Alberta;

(h) "**Effective Date**" means the date shown on the registration statement issued by the Registrar under the ABCA giving effect to the Arrangement;

(i) "**Effective Time**" means 12:01 a.m. (Mountain Daylight Time) on the Effective Date;

(j) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried, participation, net profits or other third party interest and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(k) "**Final Order**" means the final order of the Court approving the Arrangement;

(l) "**Highpine**" means Highpine Oil & Gas Limited, a body corporate incorporated under the ABCA;

(m) "**Highpine Counsel**" means Burnet, Duckworth & Palmer LLP;

(n) "**Highpine Information**" means all information required by Applicable Laws to be included in the Information Circular relating to Highpine and the Highpine Shares, including, without limitation, information in respect of Highpine's business and affairs and financial position as required by Applicable Laws (including pro forma financial statements and financial statements in respect of material acquisitions by Highpine);

(o) "**Highpine Shares**" means class "A" common shares in the capital of Highpine;

(p) "**Information Circular**" means the Information Circular of White Fire relating to the Meeting;

(q) "**Interim Order**" means the order of the Court ordering the Meeting and setting out certain declarations and directions in respect of the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(r) "**Meeting**" means the special meeting of White Fire Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable, approve the Arrangement;

(s) "**Person**" means any individual, partnership, limited partnership, joint venture, trust, body corporate, unincorporated organization, committee, trade creditors' committee, government, or agency, or instrumentality thereof, or any other entity howsoever designated or constituted;

(t) "**Plan of Arrangement**" means the plan of arrangement which is annexed as **Exhibit 1** and any amendment or variation thereto;

(u) "**Registrar**" means the Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

(v) "**Subsidiary**" means a subsidiary as defined in the ABCA;

(w) "**TSX**" means the Toronto Stock Exchange;

(x) "**White Fire**" means White Fire Energy Ltd., a body corporate incorporated under the ABCA;

(y) "**White Fire Counsel**" means Burstall Winger LLP;

(z) "**White Fire Options**" means the outstanding options to purchase White Fire Shares issued to directors, officers, employees and consultants of White Fire and the outstanding stock appreciation rights to purchase White Fire Shares issued to a director of White Fire;

(aa) "**White Fire Shareholders**" means the holders of White Fire Shares from time to time;

(bb) "**White Fire Shares**" means common shares in the capital of White Fire;

(cc) "**White Fire's Debt**" means White Fire's total indebtedness, including long term debt, bank debt and Working Capital;

(dd) "**White Fire Warrants**" means the outstanding common share purchase warrants to purchase White Fire Shares; and

(ee) "**Working Capital**" means cash on hand plus current accounts receivable, prepaid expenses and deposits and other current assets, less accounts payable and any revenue and expense accruals estimated to December 11, 2005.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3 Article References

Unless the contrary intention appears, references in this Agreement to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Agreement.

1.4 Number

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.

1.5 Date for Any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where such action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7 Exhibit

Exhibit 1 annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms part hereof.

1.8 Statutes

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder.

1.9 Disclosure in Writing

References to disclosure in writing herein shall, in the case of White Fire, include disclosure to White Fire or its representatives, or in the case of Highpine, include disclosure to Highpine or its representatives.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, White Fire shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b) subject to obtaining such approval of the White Fire Shareholders at the Meeting as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take the steps necessary to submit the Arrangement to the Court and apply for the Final Order; and

(c) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.2 Interim Order

The application referred to in Section 2.1(a) shall request that the Interim Order provide:

(a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b) the requisite shareholder approval for the Arrangement shall be: (i) 66 2/3% of the votes cast by White Fire Shareholders present in person or by proxy at the Meeting; and (ii) a majority of the votes cast by the White Fire Shareholders present in person or by proxy at the Meeting, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or similar rules in Québec (Policy Q-27); and

(c) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of White Fire, including quorum requirements and all other matters, shall apply in respect of the Meeting.

2.3 Information Circular

As soon as reasonably practicable after the execution and delivery of this Agreement, White Fire, with the cooperation of Highpine, shall, subject to Section 4.2(a) hereof, prepare the Information Circular together with any other documents required under the ABCA or Applicable Laws with respect to the Arrangement and, subject to delivery by Highpine, in a timely manner, of the Highpine Information to White Fire for inclusion in the Information Circular, cause the same to be sent to each White Fire Shareholder and filed as required under the ABCA and Applicable Laws so that the Meeting may be held by no later than February 28, 2006.

2.4 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of White Fire

White Fire represents and warrants to Highpine, and acknowledges that Highpine is relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that:

(a) White Fire is a corporation duly incorporated and validly subsisting under the laws of Alberta and has the requisite corporate power and authority to carry on its business as it is now being conducted;

(b) White Fire is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on White Fire;

(c) White Fire does not have any subsidiaries and does not hold any shares or other interest in any corporations, partnerships or trusts;

(d) White Fire has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by White Fire of the transactions contemplated hereby have been duly authorized by White Fire's board of directors and no other corporate proceedings on the part of White Fire are or will be necessary to authorize this Agreement and the transactions contemplated hereby, other than the approval of the board of directors of the Information Circular, approval of the White Fire Shareholders to the Arrangement as contemplated by the Interim Order and such other matters as are necessary under the ABCA and the Interim Order and the Final Order to consummate the Arrangement. This Agreement has been duly executed and delivered by White Fire and constitutes the legal, valid and binding obligation of White Fire enforceable against White Fire in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(e) neither the execution and delivery of this Agreement by White Fire, the consummation by White Fire of the transactions contemplated hereby nor compliance by White Fire with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of White Fire under any of the terms, conditions or provisions of (a) the articles or bylaws of White Fire, or (b) subject to receipt of the consent of White Fire's bankers, any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which White Fire is a party or to which it, or any of its properties or assets, may be subject or by which White Fire is bound; or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to White Fire (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of White Fire or on the ability of White Fire to consummate the transactions contemplated hereby);

(f) other than in connection with or in compliance with the provisions of Applicable Laws, (i) there is no legal impediment to White Fire's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by White Fire in connection with the making or the consummation of the Arrangement other than as contemplated in this Agreement or except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of White Fire to consummate the transactions contemplated hereby;

(g) no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of White Fire and White Fire is not in default of any material requirement of Applicable Laws;

(h) the authorized capital of White Fire consists of an unlimited number of White Fire Shares, which at the date hereof, only 30,977,935 White Fire Shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(i) no person has any agreement, option, warrant, right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued White Fire Shares or other securities of White Fire other than in respect of White Fire Options to acquire an aggregate of 410,000 White Fire Shares at an exercise price of $2.73 per share, White Fire Warrants to acquire 4,651,164 White Fire Shares at an exercise price of $1.55 per share and White Fire Warrants to acquire 375,000 White Fire Shares at an exercise price of $1.288 per share;

(j) White Fire has entered into agreements with the holders of all of the White Fire Warrants and all of the White Fire Options pursuant to which the holders of the securities have agreed to cancel their White Fire Warrants and White Fire Options, as applicable, immediately prior to the Effective Time in consideration for a cash payment equal to the difference between the exercise price thereof and $3.11 (less normal employee withholdings required under the *Income Tax Act* (Canada));

(k) since September 30, 2005, there has been no material adverse change, (or any condition, event or development involving a prospective change that would be materially adverse to White Fire) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of White Fire (other than a material adverse change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) conditions affecting the oil and gas industry generally in those geographic areas where Highpine and White Fire both have operations and properties; (iii) general economic, financial, currency exchange, securities or commodities market conditions; (iv) drill results of the well at 14-23-48-9 W5M; or (iv) any matter permitted by this Agreement, or consented to by Highpine, including, without limitation, the payments pursuant to Section 3.1(j));

(l) except as disclosed to Highpine in writing, to the knowledge of White Fire, the data and information provided to White Fire's independent engineers in respect of White Fire's assets and reserves, and the data and information in respect of White Fire's liabilities, business and operations provided by White Fire or its advisors to Highpine or its advisors in writing was accurate and correct in all material respects (taken as a whole) as at the respective dates thereof and did not omit any material data or information necessary to make the data or information provided not misleading in any material respect (taken as a whole) as at the respective dates thereof;

(m) there are no outstanding, or to the knowledge of White Fire, threatened claims, suits, actions or proceedings against White Fire which, if determined adversely to White Fire, would have a material adverse effect on the assets, liabilities, business or operations of White Fire;

(n) the unaudited financial statements of White Fire for the three months and 162-day period ended September 30, 2005 fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of White Fire at the dates thereof and the results of the operations of White Fire for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of White Fire as at the dates thereof which are required to be disclosed therein in accordance with generally accepted accounting principles;

(o) White Fire has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to White Fire of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business (and where the failure to so conduct business or be in such compliance would have a material adverse effect on the business of White Fire, taken as a whole), which are necessary or desirable to carry on the business of White Fire, as now conducted, and none of such licenses, registrations or qualifications contains any term, provision, condition or limitation not incurred or created in the ordinary course of business and which will have a material adverse effect, financial or otherwise, on the business of White Fire;

(p) all *ad valorem*, property, production, severance and similar taxes and assessments, royalties or lease rentals based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by White Fire in respect of any properties or assets up to the date hereof and to the Effective Time have been or will be properly and fully paid and discharged;

(q) no officer, director, employee or consultant of White Fire, any associate or affiliate of any such person or any party not at arm's length to White Fire owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrances of any nature whatsoever which are based on production from White Fire's properties or assets or any revenue or rights attributed thereto;

(r) to the best of the knowledge of White Fire, except to the extent that any violation or other matter referred to in this paragraph does not have a material adverse effect, financial or otherwise, on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of White Fire:

 (i) White Fire is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(ii) White Fire has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified on any of the real property owned or leased by White Fire or under its control;

(iv) there have been no releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by White Fire;

(v) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of White Fire;

(vi) White Fire has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("**Governmental Authority**") the occurrence of any event which is required to be so reported by any Environmental Law; and

(vii) White Fire holds all licenses, permits and approvals required under Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by White Fire, (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), and (C) such notifications as have been disclosed in writing to Highpine, White Fire has not received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(s) there are no severance or change of control arrangements with directors, officers or employees of White Fire;

(t) other than Tristone Capital Inc., White Fire has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated;

(u) the fees payable to Tristone Capital Inc. in connection with the transactions contemplated by this Agreement and Arrangement are as set forth in the agreement with Tristone Capital Inc. dated December 5, 2005, a copy of which has been provided to Highpine;

(v) except for obligations at common law or applicable employment standards legislation that would be payable in the event of termination of the employees and officers of White Fire, there are no amounts payable by White Fire under any obligations or liabilities of White Fire to pay any amount to its officers, directors, employees or consultants on the change of control of White Fire;

(w) the board of directors of White Fire has endorsed the Arrangement and approved this Agreement, has determined that the Arrangement is fair, from a financial point of view, to holders of the White Fire Shares and has resolved to recommend acceptance of the Arrangement by holders of White Fire Shares;

(x) White Fire is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick and Nova Scotia within the meaning of the Applicable Laws in such provinces and is not in default of any material requirement of Applicable Laws in any material respect;

(y) the White Fire Shares are listed on the TSX and White Fire is not in material default of any of the rules, policies and bylaws of such exchange;

(z) White Fire has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by White Fire which have not automatically expired by their terms;

(aa) although it does not warrant title:

(i) White Fire has no reason to believe that White Fire does not have the right, subject to applicable laws and to applicable title documents, to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and represents and warrants that the Interests are free and clear of adverse claims created by, through or under White Fire, except those arising in the ordinary course of business, and, to the best of its knowledge after due inquiry, White Fire holds the Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements; and

(ii) White Fire is not aware of any defects, failures or impairments in the title of White Fire to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse affect on: (a) the quantity and pre-tax present worth values of the oil and gas reserves of White Fire; (b) the current production of White Fire; or (c) the current cash flow of White Fire;

(bb) information and statements set forth in the White Fire Public Record were true, correct and complete in all material respects and did not contain any misrepresentations (as defined in the *Securities Act* (Alberta)), as of the date of such information or statement, and White Fire has not filed any confidential material change reports which are still maintained on a confidential basis, and for the purpose hereof, the "**White Fire Public Record**" means all information filed by or to be filed by or on behalf of White Fire with the securities commission in each of the Provinces in which White Fire is a "reporting issuer" prior to the earlier of the Effective Date or the termination of this Agreement, including but without limitation, any annual information form or prospectus and any other information filed with any securities commission in compliance, or intended compliance, with any applicable securities laws, but excluding any information in respect of Highpine furnished to White Fire by Highpine for inclusion or incorporation by reference in the Information Circular;

(cc) White Fire's minute books are true and correct in all material respects and contain or will prior to the Effective Date contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(dd) to the best of its knowledge, White Fire has duly and timely filed, in all material respects, in proper form, returns in respect of taxes under the *Income Tax Act* (Canada), the *Excise Tax Act* (Canada), the *Alberta Corporate Tax Act* and the tax legislation of any other province of Canada or any foreign country having jurisdiction over its affairs for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes now owing have been paid or accrued on its books and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other tax return for any period, and all payments to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax, is not aware of any contingent tax liabilities or any grounds for reassessment, there are no material assessments or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority and it has withheld from each payment made to any of its directors, officers and employees and former directors, officers and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation and has remitted to the proper tax authority when required by law to do so, all amounts collected by it on account of GST and is a "taxable Canadian corporation" for the purposes of the *Income Tax Act* (Canada);

(ee) all filings made by it under which it has received or is entitled to government incentives have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed;

(ff) as of the date of this Agreement and except as disclosed in writing by White Fire to Highpine prior to the date of this Agreement, White Fire does not have any requirements to incur or renounce to investors any Canadian exploration

expense or Canadian development expense, each as defined under the *Income Tax Act* (Canada) pursuant to any flow-through share agreement of which White Fire is a party; and

(gg) all information relating to White Fire in the Information Circular shall be true and complete in all material respects and shall not contain any misrepresentation (as defined in the *Securities Act* (Alberta)).

3.2 Representations and Warranties of Highpine

Highpine represents and warrants to and in favour of White Fire as follows, and acknowledges that White Fire is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Highpine has been duly incorporated and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation and has all requisite authority and power to carry on its business and to own, lease and operate its properties and assets;

(b) Highpine is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except for the failure to be so registered or in good standing would not have a material adverse effect on Highpine taken as a whole;

(c) Highpine does not have any subsidiaries other than Pino Alto Energy II Ltd., Highpine Asset Corporation, Highpine Energy Ltd. and 665162 B.C. Ltd., does not have any partnership interests other than its direct and indirect 100% interest in Highpine Oil & Gas Partnership (collectively, Pino Alto Energy II Ltd., Highpine Asset Corporation, Highpine Energy Ltd., 665162 B.C. Ltd. and Highpine Oil & Gas Partnership are referred to as the "**Highpine Subsidiaries**") and does not hold any shares or other interests in any corporations, partnerships or trusts;

(d) except for Highpine Oil & Gas Partnership, which has been properly created and organized and is valid and subsisting as a general partnership under the laws of the Province of Alberta, each of the Highpine Subsidiaries has been duly incorporated and is validly subsisting in good standing under the laws of its jurisdiction of incorporation and has all requisite authority and power to carry on its business and to own, lease and operate its properties and assets;

(e) each of the Highpine Subsidiaries is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities, makes such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Highpine taken as a whole;

(f) Highpine has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Highpine of the transactions contemplated hereby have been duly authorized by the board of directors of Highpine and no other corporate proceedings on the part of Highpine are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Highpine and constitutes the legal, valid and binding obligation of Highpine enforceable against Highpine in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(g) neither the execution and delivery of this Agreement by Highpine, the consummation by Highpine of the transactions contemplated hereby nor compliance by Highpine with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Highpine under any of the terms, conditions or provisions of (a) the constating documents and by-laws (where applicable) of Highpine or any Highpine Subsidiary, or (b) subject to receipt of the consent of Highpine's bankers any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Highpine or any Highpine Subsidiary is a party or to which any of them, or any of their properties or assets, may be subject or by which Highpine or any Highpine Subsidiary is bound; or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Highpine or any

Highpine Subsidiary (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Highpine (taken as a whole) or on the ability of Highpine to consummate the transactions contemplated hereby);

(h) other than in connection with or in compliance with the provisions of Applicable Laws, (i) there is no legal impediment to Highpine's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Highpine in connection with the making or the consummation of the Arrangement other than as contemplated in this Agreement or except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Highpine to consummate the transactions contemplated hereby;

(i) no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Highpine and neither Highpine nor any Highpine Subsidiary is in default of any material requirement of Applicable Laws;

(j) the authorized capital of Highpine consists of an unlimited number of Highpine Shares and an unlimited number of class "B" non-voting common shares, issuable in series, of which as at the date hereof, only 44,249,715 Highpine Shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(k) no person has any agreement, option, warrant, right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued Highpine Shares or other securities of Highpine, other than in respect of options to acquire 4,732,891 Highpine Shares issued to directors, officers, employees and other service providers of Highpine pursuant to Highpine's share option plan;

(l) since December 31, 2004, there has been no material adverse change, (or any condition, event or development involving a prospective change that would be materially adverse to Highpine, taken as a whole) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Highpine, taken as a whole (other than a material adverse change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) conditions affecting the oil and gas industry generally in those geographic areas where Highpine and White Fire both have operations and properties; (iii) general economic, financial, currency exchange, securities or commodities market conditions; or (iv) any matter permitted by this Agreement or consented to by White Fire;

(m) except as disclosed to White Fire in writing, to the knowledge of Highpine, the data and information provided to Highpine's independent engineers in respect of Highpine's assets and reserves, and the data and information in respect of Highpine's liabilities, business and operations provided by Highpine or its advisors to White Fire or its advisors in writing was accurate and correct in all material respects (taken as a whole) as at the respective dates thereof and did not omit any material data or information necessary to make the data or information provided not misleading in any material respect (taken as a whole) as at the respective dates thereof;

(n) except as disclosed to White Fire in writing, or as disclosed in the audited financial statements of Highpine as at and for the year ended December 31, 2004, there are no outstanding, or to the knowledge of Highpine, threatened claims, suits, actions or proceedings against Highpine or any Highpine Subsidiary which, if determined adversely to Highpine or any Highpine Subsidiary, would have a material adverse effect on the assets, liabilities, business or operations of Highpine, taken as a whole;

(o) the financial statements of Highpine for the year ended December 31, 2004 fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Highpine at the dates thereof and the results of the operations of Highpine for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Highpine as at the dates thereof which are required to be disclosed therein in accordance with generally accepted accounting principles;

(p) Highpine and the Highpine Subsidiaries have conducted and are conducting their business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Highpine and the Highpine Subsidiaries of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business (and where the failure to so conduct business or be in such compliance would have a material adverse effect on the business of Highpine, taken as a whole), which are necessary or desirable to carry on the business of Highpine and the Highpine Subsidiaries, as now conducted, and none of such licenses, registrations or qualifications contains any term, provision, condition or limitation not incurred or created in the ordinary course of business and which will have a material adverse effect, financial or otherwise, on the business of Highpine, taken as a whole;

(q) to the best of the knowledge of Highpine, except to the extent that any violation or other matter referred to in this paragraph does not have a material adverse effect, financial or otherwise, on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Highpine taken as a whole:

(i) Highpine and the Highpine Subsidiaries are not in violation of any applicable Environmental Laws;

(ii) Highpine and the Highpine Subsidiaries have operated their business at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) except as have been disclosed to White Fire, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified on any of the real property owned or leased by Highpine or the Highpine Subsidiaries or under their control;

(iv) there have been no releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Highpine or the Highpine Subsidiaries;

(v) except as have been disclosed in writing to White Fire no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Highpine or the Highpine Subsidiaries;

(vi) Highpine and the Highpine Subsidiaries have not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(vii) Highpine and the Highpine Subsidiaries hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of their business and the ownership and use of their assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by Highpine and the Highpine Subsidiaries and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta) and (C) such notifications as have been disclosed in writing to White Fire, Highpine and the Highpine Subsidiaries have not received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by them as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(r) Highpine is a "reporting issuer" or has equivalent status in each of the provinces of Canada within the meaning of the Applicable Laws in such provinces and is not in default of any material requirement of Applicable Laws in any material respect;

(s) the Highpine Shares are listed on the TSX and Highpine is not in material default of any of the rules, policies and bylaws of such exchange;

(t) although it does not warrant title:

(i) Highpine has no reason to believe that Highpine does not have the right, subject to applicable laws and to applicable title documents, to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and represents and warrants that the Interests are free and clear of adverse claims created by, through or under Highpine, except those arising in the ordinary course of business, and, to the best of its knowledge after due inquiry, Highpine holds the Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements; and

(ii) Highpine is not aware of any defects, failures or impairments in the title of Highpine to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse affect on: (a) the quantity and pre-tax present worth values of the oil and gas reserves of Highpine; (b) the current production of Highpine; or (c) the current cash flow of Highpine;

(u) information and statements set forth in the Highpine Public Record were true, correct and complete in all material respects and did not contain any misrepresentations (as defined in the *Securities Act* (Alberta)), as of the date of such information or statement, and no material changes occurred in relation to Highpine which is not disclosed in the Highpine Public Record or contemplated herein, and Highpine has not filed any confidential material change reports which are still maintained on a confidential basis. For the purpose hereof, the "Highpine Public Record" means all information filed by or to be filed by or on behalf of Highpine with the securities commission in each of the Provinces in which Highpine is a "reporting issuer", including but without limitation, any annual information form or prospectus and any other information filed with any securities commission in compliance, or intended compliance, with any applicable securities laws;

(v) the minute books of Highpine and the Highpine Subsidiaries are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors, partners or shareholders, as the case may be, thereof;

(w) to the best of its knowledge, Highpine and the Highpine Subsidiaries have duly and timely filed, in all material respects, in proper form, returns in respect of taxes under the *Income Tax Act* (Canada), the *Excise Tax Act* (Canada), the *Alberta Corporate Tax Act* and the tax legislation of any other province of Canada or any foreign country having jurisdiction over its affairs for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes now owing have been paid or accrued on its books and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other tax return for any period, and all payments to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax, is not aware of any contingent tax liabilities or any grounds for reassessment, there are no material assessments or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority and it has withheld from each payment made to any of its directors, officers and employees and former directors, officers and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation and has remitted to the proper tax authority when required by law to do so, all amounts collected by it on account of GST and Highpine and the Highpine Subsidiaries are each a "taxable Canadian corporation" for the purpose of the *Income Tax Act* (Canada);

(x) all necessary corporate actions have been taken to authorize the issuance of the Highpine Shares to be issued pursuant to the Arrangement and such Highpine Shares have been reserved for issuance in connection therewith and when issued pursuant to the Arrangement will be validly issued as fully paid and non-assessable; and

(y) the Highpine Information will be true, complete and accurate in all material respects and shall not contain any misrepresentation (as defined in the *Securities Act* (Alberta)) and shall contain all information in respect of Highpine and the Highpine Subsidiaries and the Highpine Shares required by Applicable Laws to be included in the Information Circular.

ARTICLE 4
COVENANTS

4.1 Mutual Covenants

Each of the parties to this Agreement covenants and agrees that, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, it:

(a) will use its reasonable commercial best efforts to satisfy or cause the satisfaction of the conditions precedent to its obligations hereunder set forth in Article 5 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using its reasonable commercial best efforts:

(i) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Applicable Laws; and

(iii) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement;

For purposes of the foregoing, the obligation to use "reasonable commercial best efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a material adverse modification to the terms of such documents or to prepay or incur additional material obligations to other parties;

(b) will use its reasonable commercial best efforts to cooperate with the other parties to this Agreement in connection with the performance by it of its obligations hereunder;

(c) subject to the terms of the confidentiality agreement between the parties dated November 11, 2005 (the "**Confidentiality Agreement**"), will make available and cause to be made available to the other parties to this Agreement, and its agents and advisors, as soon as possible, all documents and agreements in any way relating to or affecting its business, financial condition, operations, prospects, properties, assets and affairs, and such other documents or agreements as may be necessary to enable such other parties to effect a thorough investigation of its business, properties and financial status, except where it is contractually precluded from making such document or agreement available in which case it shall cooperate with the other parties in securing access to any such documentation not in its possession or under its control; and

(d) except as contemplated by Section 6.2 will not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which might, directly or indirectly, interfere with or adversely affect the consummation of the Arrangement.

4.2 Covenants of Highpine

Highpine covenants and agrees that, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) it will provide to White Fire in a timely and expeditious manner all information as may be reasonably requested by White Fire or is required by the Interim Order or Applicable Laws with respect to Highpine and its business and properties for inclusion in the Information Circular or in any amendments or supplements to the Information Circular complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(b) it will indemnify and save harmless White Fire and White Fire's directors, officers, employees and agents from and against all claims, suits, actions, cause of actions, liabilities, damages, costs, charges and expenses to which White Fire,

or any director, officer, employee or agent thereof, may be subject or for which White Fire, or any directors, officers, employees or agents thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation based solely on the Highpine Information contained in the Information Circular or any material in respect of Highpine or the Highpine Subsidiaries filed in compliance or intended compliance with Applicable Laws;

(c) it will forthwith carry out the terms of the Interim Order and the Final Order provided that nothing shall require Highpine to consent to any modifications of this Agreement, the Plan of Arrangement or Highpine's obligations hereunder;

(d) it has applied to the Toronto Stock Exchange for its approval of the listing of the Highpine Shares issuable under the Arrangement on the facilities of that exchange and will use its reasonable commercial best efforts to obtain such approval prior to the mailing of the Information Circular;

(e) it will prepare and file with all applicable securities commissions or similar securities regulatory authorities of Canada all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities laws of Canada for the issue by Highpine and delivery by Highpine of Highpine Shares pursuant to the Arrangement so that such securities may trade following the consummation of the Arrangement without a hold period;

(f) it will cause to be taken all necessary action to allot and reserve for issuance the Highpine Shares to be issued in exchange for White Fire Shares in connection with the Arrangement and, on the Effective Date, cause to be issued fully paid and non-assessable Highpine Shares to the depositary under the Arrangement for distribution to those persons entitled thereto pursuant to the Arrangement;

(g) it will make all other necessary filings and applications under Applicable Laws required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws and regulations;

(h) it will furnish promptly to White Fire, (i) a copy of each notice, report, schedule or other document delivered, filed and received by Highpine in connection with the Arrangement and the Meeting, (ii) any filing under Applicable Laws and (iii) any documents related to dealings with regulatory agencies in connection with the transactions contemplated hereby;

(i) it will use its reasonable commercial best efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct on and as of the Effective Date as if made at such time;

(j) it will not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time;

(k) it will promptly notify White Fire in writing of any material change (actual, anticipated, contemplated or, to its knowledge threatened), financial or otherwise in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Highpine and the Highpine Subsidiaries (taken as a whole) or of any change in any representation or warranty provided by Highpine in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Highpine shall in good faith discuss with White Fire any change in circumstances (actual, anticipated, contemplated, or to its knowledge threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to White Fire pursuant to this provision;

(l) Highpine will continue to be a "reporting issuer" (or have equivalent status) not in default in all of the provinces of Canada in material compliance with all Applicable Laws and the Highpine Shares shall continue to be listed on the Toronto Stock Exchange;

(m) on the Effective Date, it shall provide to the depositary under the Arrangement an irrevocable direction authorizing and directing such depositary to deliver the Highpine Shares issuable pursuant to the Arrangement to holders of the White Fire Shares in accordance with the terms of the Arrangement; and

(n) from and after the Effective Date, it will cause each of White Fire and any successor to White Fire to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of White Fire and its subsidiaries pursuant to the provisions of the articles, by-laws or similar constating documents of White Fire and its subsidiaries, applicable corporate legislation and any written indemnity agreements between any of White Fire or its subsidiaries and its current and past directors and officers.

4.3 Covenants of White Fire

White Fire covenants and agrees that, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) it will forthwith carry out the terms of the Interim Order and the Final Order provided that nothing shall require White Fire to consent to any modifications of this Agreement, the Plan of Arrangement or White Fire's obligations hereunder;

(b) subject to the provisions hereof, including Section 4.2(a), it will, in a timely and expeditious manner:

(i) convene the Meeting and distribute copies of the Information Circular, which shall include a copy of this Agreement, or a written summary thereof prepared by White Fire in form and substance reasonably satisfactory to Highpine, in each case as ordered by the Interim Order;

(ii) provide notice to Highpine of the Meeting and allow Highpine's representatives to attend the Meeting unless such attendance is prohibited by the Interim Order; and

(iii) conduct the Meeting in accordance with the Interim Order, the by-laws of White Fire and any instrument governing such meeting, as applicable, and as otherwise required by law;

(c) it will, in cooperation with Highpine, prepare and file the Information Circular and any amendments or supplements to the Information Circular and mail the same to the White Fire Shareholders as required by the Interim Order and in accordance with applicable law in all jurisdictions where the same is required;

(d) it will, except for proxies and other non-substantive communications with security holders, furnish promptly to Highpine, (i) a copy of each notice, report, schedule or other document delivered, filed or received by White Fire in connection with the Arrangement and the Meeting, (ii) any filings under Applicable Laws and (iii) any documents related to dealings with regulatory agencies in connection with the transactions contemplated herein;

(e) it will make all other necessary filings and applications under Applicable Laws required on the part of White Fire in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws and regulations;

(f) it will, in all material respects, conduct itself so as to keep Highpine fully informed as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from its assets;

(g) it will use its reasonable commercial best efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct on and as of the Effective Date as if made at such time;

(h) except as otherwise permitted in this Agreement, it will conduct its business only in the usual and ordinary course of business and consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and White Fire shall consult with Highpine in respect of the ongoing business and affairs of White Fire and keep Highpine apprised of all material developments relating thereto;

(i) except as contemplated by this Agreement, it will not directly or indirectly do or permit to occur any of the following:

(i) amend its constating documents;

(ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person;

(iii) issue (other than on exercise of currently outstanding stock options or other rights convertible into shares), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of White Fire, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of White Fire;

(iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities except as permitted herein;

(v) split, combine or reclassify any of its shares;

(vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of White Fire; or

(vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except with the consent of Highpine or as otherwise permitted herein;

(j) it will not, without the prior written consent of Highpine directly or indirectly do any of the following other than pursuant to commitments entered into prior to the date of this Agreement or as contemplated hereunder:

(i) sell, pledge, gift, dispose of or encumber any assets for consideration in excess of $25,000 for any single item and $200,000 in the aggregate, other than customary sales of production consistent with past practice;

(ii) except in circumstances where it reasonably determines that expenditure or action is necessary for the protection of life and property (in which event White Fire will promptly notify Highpine in writing of such expenditure or action), and except for payments contemplated by this Agreement or White Fire's capital budget previously disclosed in writing to Highpine, not make, commit or allow commitments to make expenditures exceeding $50,000 for any single item;

(iii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity;

(iv) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business or to fund expenses permitted by this Agreement; or

(v) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(k) except with the prior written consent of Highpine, it will not grant to any officer or director an increase in compensation in any form, grant any general salary increase, grant to any other employee any increase in compensation in any form, make any loan to any officer, director or any other party not at arm's length, or grant any severance or termination pay to any officer arising from the Arrangement or a change of control of White Fire (other than acceleration of vesting of White Fire Warrants and White Fire Options and agreements relating to the exercise or termination of outstanding White Fire Warrants and White Fire Options as contemplated herein) or the entering into of any employment agreement with any senior officer or director;

(l) except as otherwise agreed to in writing between Highpine and White Fire, it will not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law;

(m) it will not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time;

(n) it shall promptly notify Highpine in writing of any material change (actual, anticipated, contemplated or, to the knowledge of White Fire, threatened), financial or otherwise in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of White Fire or of any change in any representation or warranty provided by White Fire in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and White Fire shall in good faith discuss with Highpine any change in circumstances (actual, anticipated, contemplated, or to the knowledge of White Fire threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Highpine pursuant to this provision; and

(o) it shall promptly advise Highpine of the number of White Fire Shares for which White Fire receives notices of dissent or written objections to the Arrangement or notices to appear in connection with application for the Final Order and provide Highpine with copies of such notices and written objections.

ARTICLE 5
CONDITIONS

5.1 Mutual Conditions

The respective obligations of Highpine and White Fire to complete the transactions contemplated hereby are subject to fulfillment of the following conditions on or before the Effective Date or such other time as is specified below:

(a) the Interim Order shall have been granted on or before January 23, 2006 (or at either Highpine's or White Fire's sole discretion, such date may be extended to January 27, 2006) in form and substance satisfactory to Highpine and White Fire, acting reasonably and such order shall not have been set aside or modified in a manner unacceptable to Highpine and White Fire, acting reasonably, on appeal or otherwise;

(b) a resolution shall have been passed at the Meeting, duly approving the Arrangement, with or without amendment, in accordance with the Interim Order and in form and substance satisfactory to each of Highpine and White Fire, acting reasonably;

(c) the Final Order shall have been granted in form and substance satisfactory to Highpine and White Fire, acting reasonably;

(d) the Articles of Arrangement relating to the Arrangement shall be in form and substance satisfactory to Highpine and White Fire, acting reasonably;

(e) the Arrangement shall have become effective on or prior to February 28, 2006 or such later date agreed to by Highpine and White Fire, acting reasonably;

(f) the additional Highpine Shares to be issued under the Arrangement shall have been conditionally approved for listing on the TSX subject to the filing of required documentation and on terms and conditions satisfactory to Highpine and White Fire, acting reasonably;

(g) each of White Fire and Highpine shall have obtained all consents, approvals and authorizations, regulatory or otherwise, including third party approvals and consents, required or necessary to be obtained by it in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to the other party, acting reasonably, including the consents of Highpine's bankers and White Fire's bankers; and

(h) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations on trading in the Highpine Shares or White Fire Shares;

(iii) results in a judgment or assessment of material damages, directly or indirectly, relating to the transactions contemplated herein;

(iv) prohibits Highpine's or White Fire's ownership or operation of all or any material portion of the business or assets of Highpine or White Fire, respectively, or compels Highpine or White Fire to dispose of or hold separately all or any portion of the business or assets of Highpine or White Fire or the White Fire Shares; or

(v) imposes or confirms material limitations on the ability of Highpine to effectively exercise full rights of ownership of the White Fire Shares including, without limitation, the right to vote any such securities.

The foregoing conditions are for the mutual benefit of Highpine and White Fire and may be waived, in whole or in part, by mutual agreement of Highpine and White Fire at any time. If any of the said conditions precedent shall not be complied with or waived on or before the date required for the performance thereof Highpine or White Fire may, in addition to the other remedies they may have at law or in equity, rescind and terminate this Agreement by written notice to the other party provided prior to filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, which notice shall specify in reasonable detail the matters which the party delivering such notice is asserting as the basis of the non-fulfillment of the applicable condition precedent.

5.2 Highpine's Conditions

The obligation of Highpine to complete the transactions contemplated herein is subject to fulfilment of the following conditions on or before the Effective Date or such other time as specified below:

(a) except as affected by transactions contemplated by this Agreement, the representations and warranties made by White Fire in this Agreement shall be true in all material respects as of the date hereof and as of the Effective Date as if made on and as of such date and White Fire shall have provided to Highpine certificates of two officers of White Fire certifying such accuracy on the Effective Date and Highpine shall have no knowledge to the contrary;

(b) White Fire shall have provided Highpine with opinions of White Fire Counsel reasonably satisfactory to Highpine dated the Effective Date and addressed to Highpine and Highpine Counsel to the effect that:

(i) White Fire is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own or lease its property and assets and to carry on any business now conducted by it;

(ii) White Fire has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(iii) all necessary corporate proceedings of White Fire have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein including the Arrangement, the performance by White Fire of its obligations hereunder and the execution and delivery by White Fire of this Agreement and all documents delivered pursuant hereto;

(iv) the execution and delivery by White Fire of this Agreement, the performance by White Fire of its obligations hereunder and the consummation of the transactions contemplated herein will not result in the breach of or violate any term or provision of the articles, by-laws or other governing documents of White Fire; and

(v) this Agreement has been duly executed and delivered by White Fire and this Agreement constitutes a valid and binding obligation of White Fire enforceable against it in accordance with its terms, subject to enforceability being limited by standard qualifications, including applicable bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of provisions providing rights of indemnity or exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law.

In giving such opinion, White Fire Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein upon the opinion of local counsel in such other jurisdiction provided that White Fire Counsel is of the opinion that the opinion of such counsel is one upon which White Fire Counsel may properly rely, and, in respect of matters of fact, upon certificates of senior officers of White Fire or any other appropriate Persons;

(c) White Fire shall have complied in all material respects with its covenants herein, shall have provided to Highpine certificates of two officers of White Fire certifying that it has complied with its covenants herein and Highpine shall have no knowledge to the contrary;

(d) the board of directors of White Fire shall have made and not modified or amended, in a manner materially adverse to the Arrangement, prior to the Meeting, an affirmative recommendation that the White Fire Shareholders approve the Arrangement, and shall have received a satisfactory fairness opinion from its financial adviser in respect of the Arrangement;

(e) there shall not have occurred any change (or any condition, event or development involving a prospective change) not publicly disclosed as at the date hereof, or disclosed to Highpine in writing prior to the date hereof, in the business, operations, assets, capitalization, financial condition or liabilities, whether contractual or otherwise, of White Fire which, in the sole judgment of Highpine, acting reasonably, is materially adverse to the business of White Fire or to the value of the White Fire Shares to Highpine (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) conditions affecting the oil and gas industry generally in those geographic areas where Highpine and White Fire both have operations and properties; (iii) general economic, financial, currency exchange, securities or commodities market conditions; (iv) drill results of the well at 14-23-48-9 W5M; or (v) arising as a result of any matter permitted by this Agreement or consented to by Highpine including, without limitation, the payments contemplated by Section 3.1(j));

(f) Highpine shall be reasonably satisfied that immediately prior to the Effective Time the aggregate number of White Fire Shares issued and outstanding is not more than 30,977,935 White Fire Shares plus that number of White Fire Shares that are issued pursuant to the exercise of currently outstanding White Fire Warrants and White Fire Options;

(g) all outstanding White Fire Warrants and White Fire Options shall have been exercised or shall have been surrendered, terminated or expired prior to the Effective Time;

(h) each of Bob Rosine, Robert Fryk, Rob Pinckston and Dave Humphreys shall be appointed officers of Highpine on terms mutually agreeable to Highpine and Messrs. Rosine, Fryk, Pinckston and Humphreys, respectively, acting reasonably;

(i) the Highpine Shares issued pursuant to the Arrangement in the amounts set forth in the table below to the employees of White Fire set forth below, in exchange for their White Fire Shares shall, in the event that such employees remain as employees of Highpine following the Arrangement, be subject to a contractual hold period and placed in escrow pursuant to the terms of an escrow agreement, substantially in the form which has been agreed to by the parties in this regard:

Individual	Highpine Shares
Bob Rosine	40,931
Bob Fryk	35,814

Rob Pinckston	40,931
Dave Humphreys	35,814

76,745 Highpine Shares received by Ken Woolner pursuant to the Arrangement in exchange for certain of his White Fire Shares shall be subject to a contractual hold period and placed in escrow pursuant to the terms of an escrow agreement, substantially in the form which has been agreed to by the parties in this regard. 86,441 Highpine Shares received by an Alberta numbered company owned by Ken Woolner, pursuant to the Arrangement, shall be subject to a contractual hold period until one year from the Effective Date. 2,772 Highpine Shares received by Bob Rosine's RRSP account pursuant to the Arrangement shall be subject to a contractual hold period until one year from the Effective Date. In addition, the Highpine Shares issued pursuant to the Arrangement in the amounts which have been agreed to by the parties to other employees of White Fire who remain as employees of Highpine following the Arrangement shall be subject to a contractual hold period and held in escrow pursuant to an escrow agreement, substantially in the form which has been agreed to by the parties.

(j) Highpine shall be reasonably satisfied that White Fire's Debt as at December 11, 2005, did not exceed $3.6 million;

(k) each of Ken Woolner, Bob Rosine, Robert Fryk, Dave Humphreys and Rob Pinckston shall have entered into an area exclusion and non-solicitation agreement with Highpine, substantially in the form which has been agreed to by the parties;

(l) all of the directors, officers and employees of White Fire shall have tendered their resignations together with releases in favour of White Fire and Highpine effective on the Effective Date, each in form and substance and on terms satisfactory to Highpine, acting reasonably; and

(m) holders of not greater than 5% of the outstanding White Fire Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date.

The foregoing conditions precedent are for the benefit of Highpine and may be waived in whole or in part by Highpine in writing at any time. If any of the said conditions shall not be complied with or waived by Highpine on or before the date required for the performance thereof, Highpine may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice to White Fire provided prior to filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, which notice shall specify in reasonable detail all breaches of covenants, representations and warranties or other matters which Highpine is asserting on the basis of the non-fulfillment of the applicable condition precedent.

5.3 White Fire Conditions

The obligation of White Fire to complete the transactions contemplated herein is subject to the fulfillment of the following conditions on or before the Effective Date or such other time as specified below:

(a) except as affected by transactions contemplated by this Agreement, the representations and warranties made by Highpine in this Agreement shall be true in all material respects as the date hereof and as of the Effective Date as if made on and as of such date and Highpine shall have provided to White Fire certificates of two officers of Highpine certifying such accuracy on the Effective Date and White Fire shall have no knowledge to the contrary;

(b) Highpine shall have provided White Fire with opinions of Highpine Counsel reasonably satisfactory to White Fire dated the Effective Date and addressed to White Fire and White Fire Counsel to the effect that:

(i) Highpine is duly incorporated and validly existing under the laws of the Province of Alberta, has the corporate power and authority to own or lease its property and assets and to carry on any business now conducted by it, and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary proceedings of Highpine have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, including the Arrangement, the performance by Highpine of its obligations hereunder, the execution and delivery by Highpine of this Agreement and all documents delivered

pursuant hereto, and the due issuance of the Highpine Shares and the listing on the Toronto Stock Exchange of the Highpine Shares to be issued to the White Fire Shareholders pursuant to the Arrangement;

(iii) the execution and delivery by Highpine of this Agreement, the performance by Highpine of its obligations hereunder and the consummation of the transactions contemplated herein will not result in the breach of or violate any term or provision of the governing documents or by-laws of Highpine;

(iv) this Agreement has been duly executed and delivered by Highpine and this Agreement constitutes a valid and binding obligation of Highpine enforceable against it in accordance with its terms, subject to enforceability being limited by standard qualifications, including applicable bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally and the discretionary nature of certain remedies (including specific performance and injunctive relief) and subject to the effectiveness of provisions providing rights of indemnity or exculpating a party or persons from a liability or a duty otherwise owed which may be limited by law;

(v) Highpine is a reporting issuer or has equivalent status under the securities laws of each of the provinces of Canada and is not on the list of defaulting issuers maintained by any such jurisdictions;

(vi) the distribution of the Highpine Shares to the holders of White Fire Shares pursuant to the Arrangement will not be subject to the prospectus requirements of applicable Canadian securities legislation, subject to such limitations as set forth in the opinion (which shall not include the expiry of any hold period or seasoning period that shall not have been satisfied);

(vii) all necessary action has been taken to authorize the issuance of the Highpine Shares pursuant to the Arrangement and such Highpine Shares have been reserved and allotted for issuance to White Fire Shareholders and will, pursuant to the Arrangement, be validly issued as fully paid and non-assessable; and

(viii) the first trade of the Highpine Shares issued to the White Fire Shareholders in connection with the Arrangement will not be subject to the prospectus requirements of the applicable securities legislation, subject to such limitations as set forth in the opinions (which shall not include the expiry of any hold period or seasoning period that shall not have been satisfied).

In giving such opinion, Highpine Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein upon the opinion of local counsel in such other jurisdiction provided that Highpine Counsel is of the opinion that the opinion of such local counsel is one upon which Highpine Counsel may properly rely, and, in respect of matters of fact, upon certificates of a senior officers of Highpine or any other appropriate persons;

(c) White Fire shall be satisfied, acting reasonably, that the Highpine Shares issued to White Fire Shareholders pursuant to the Arrangement, (i) shall not be subject to any hold period, restricted period or seasoning period under Applicable Law that shall not have been satisfied on the Effective Date, and (ii) shall have been conditionally accepted for listing on the TSX, subject only to the filing of documentation that cannot be filed prior to the Effective Date;

(d) Highpine shall have complied in all material respects with its covenants herein and shall have provided to White Fire certificates of two officers of Highpine certifying that Highpine has complied with its covenants herein and White Fire shall have no knowledge to the contrary;

(e) there shall not have occurred any change (or any condition, event or development involving a prospective change) not publicly disclosed as at the date hereof, or disclosed to White Fire in writing prior to the date hereof, in the business, operations, assets, capitalization, financial condition or liabilities, whether contractual or otherwise, of Highpine which, in the sole judgment of White Fire, acting reasonably, is materially adverse to the business of Highpine (taken as a whole) or to the value of the Highpine Shares (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) conditions affecting the oil and gas industry generally in those geographic areas where Highpine and White Fire both have operations and properties; (iii) general economic, financial, currency exchange, securities or commodities market conditions; and (iv) any matter consented to by White Fire); and

(f) White Fire shall be reasonably satisfied that Highpine shall have cause to be continued the policy for directors' and officers' insurance of White Fire and shall have secured insurance on terms no less favourable than that currently held by White Fire, to cover claims made prior to or within three years from the commencement date of such extended insurance.

The foregoing conditions precedent are for the benefit of White Fire and may be waived, in whole or in part, by White Fire in writing at any time. If any of the said conditions shall not be complied with or waived by White Fire on or before the date required for their performance then White Fire may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice to Highpine provided prior to filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, which notice shall specify in reasonable detail all breaches of covenants, representations and warranties or other matters which White Fire is asserting on the basis of the non-fulfillment of the applicable condition precedent.

5.4 Satisfaction of Conditions

The conditions set forth in this Article 5 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
TERMINATION FEES AND STANDSTILL

6.1 White Fire Termination Fee

Provided Highpine is not in default of any of its material obligations or representations or warranties under this Agreement, White Fire shall pay to Highpine a fee (the "**White Fire Termination Fee**") equal to $3,000,000 if any of the following occur:

(a) the board of directors of White Fire fails to recommend that the holders of White Fire Shares approve the Arrangement or the board of directors of White Fire withdraws or, in a manner materially adverse to the Arrangement, modifies or changes its recommendation to holders of White Fire Shares to approve the Arrangement, or White Fire's financial adviser either fails to provide or withdraws its fairness opinion, and the Arrangement is not approved by the holders of White Fire Shares, unless such failure to recommend or provide, or such withdrawal, modification or change is due to the existence of any circumstance referred to in Sections 5.3(e), 7.3(a), 7.3(c), 7.3(d), 7.3(f), 7.3(g) or 7.3(h) and such circumstance did not arise due to a failure of White Fire to perform its obligations under this Agreement; or

(b) the Arrangement does not proceed and any other bona fide Take-Over Proposal (as defined below) made on or after the date hereof is proceeded with prior to or within 120 days of the Meeting. For this purpose, "**Take-Over Proposal**" means a formal take-over bid (as defined in the *Securities Act* (Alberta)) by any party other than Highpine for 20% or more of the White Fire Shares or any publicly announced proposal, offer or agreement by or with any party other than Highpine for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving White Fire or any proposal, offer or agreement by or with any party other than Highpine to acquire 20% or more of the assets of White Fire; or

(c) prior to the Meeting, any person or group of persons acting in concert acquires White Fire Shares which results in its or their aggregate shareholdings in White Fire exceeding 20% of the outstanding White Fire Shares, such shares are voted against the Arrangement at the Meeting and the Arrangement is not approved in accordance with applicable corporate and securities law requirements. For the purpose of this paragraph 6.1(c), White Fire Shares with respect to which such person or group of persons have obtained the right to vote by proxy at any meeting of White Fire Shareholders, in addition to any White Fire Shares held by such person or persons, shall be deemed to have been acquired by such person or group of persons.

White Fire agrees that the White Fire Termination Fee will be paid immediately on the date of the earliest of such event to occur. On the date of the earliest event described above in this Section 6.1, White Fire shall be deemed to hold such sum in trust for Highpine and White Fire shall only be obligated to make one payment pursuant to this Section 6.1.

The White Fire Termination Fee will not be payable by White Fire where White Fire does not complete the Arrangement due to a condition to the completion of the Arrangement for the benefit of White Fire not being met, except where the failure to meet such material condition is a direct or indirect consequence of an event listed in Sections 6.1(a), 6.1(b) or 6.1(c) above.

In the event that Highpine becomes entitled to receive a payment from White Fire as a result of the operation of this Section 6.1, then payment of such amount shall constitute the sole remedy of Highpine and shall be conclusively deemed to be a genuine pre-estimate of any damages suffered by Highpine in connection with this Agreement or the breach of any term hereof and shall operate in full and final satisfaction of any and all liability which White Fire may have to Highpine pursuant to the terms of this Agreement or the breach of any of White Fire's covenants, representations or warranties contained herein.

6.2 Other Transactions

White Fire agrees that:

(a) it shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted before the date of this Agreement with respect to any White Fire Acquisition Proposal (as defined below);

(b) it shall not, nor authorize or permit any of the officers, directors, or employees of White Fire or any financial advisor, expert or other representative retained by them to:

(i) solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to White Fire or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(A) an issuance by White Fire (other than pursuant to the exercise of White Fire Warrants or White Fire Options), or an acquisition from its shareholders, of any securities of White Fire;

(B) any acquisition of a substantial amount of assets of White Fire other than in the ordinary course of business;

(C) an amalgamation, arrangement, merger, or consolidation of White Fire; or

(D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving White Fire or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or which would or could reasonably be expected to materially reduce the benefits to Highpine under this Agreement or the Arrangement

(any such inquiry or proposal in respect of any of the foregoing being an "**White Fire Acquisition Proposal**");

(ii) enter into or participate in any discussions or negotiations regarding a White Fire Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of White Fire in connection with a White Fire Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any person to do or seek to do any of the foregoing; or

(iii) waive or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of White Fire under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(c) it shall promptly notify Highpine orally and in writing of any offers or proposals with respect to a White Fire Acquisition Proposal (including without limitation the terms and conditions of any such proposal, the identity of the person making it and all other information reasonably requested by Highpine), shall keep Highpine informed of the status and details of any such inquiry, offer or proposal and answer Highpine's questions with respect thereto; and

(d) it will give not less than 48 hours notice to Highpine of any action to be taken by the board of directors of White Fire to enter into any agreement to implement a Take-Over Proposal (as defined in Section 6.1), and to provide Highpine the right, during such 48 hours, to agree with White Fire to amend this Agreement and the Plan of Arrangement to provide for consideration to be paid by Highpine per White Fire Share pursuant to the Arrangement equal to or greater than the value per White Fire Share (as determined in good faith by White Fire's financial advisor) provided in the Take-Over Proposal.

Nothing contained herein, including in this Section 6.2, shall in any way restrict White Fire or the board of directors of White Fire or its advisors from (a) engaging in discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, by White Fire, its financial advisor or other representatives after the date hereof, seeks to initiate such discussions or negotiations and (b) furnishing such third party information concerning White Fire and its business, properties and assets and complying with the *Securities Act* (Alberta) and similar provisions of other securities laws relating to the provision of directors' circulars and making appropriate disclosures with respect thereto to shareholders of White Fire if, and only to the extent that:

(i) the third party has first made a White Fire Acquisition Proposal and has demonstrated that the funds or other consideration necessary for the White Fire Acquisition Proposal are reasonably likely to be available (as determined in good faith in each case by White Fire's board of directors) and White Fire's board of directors shall conclude in good faith, after considering applicable law and receiving the advice of outside counsel that such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law; and

(ii) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, White Fire provides prompt notice to Highpine to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity.

ARTICLE 7
TERMINATION

7.1 Termination by Mutual Agreement

This Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual agreement of Highpine and White Fire without further action on the part of the White Fire Shareholders.

7.2 Termination by Highpine

Notwithstanding any other rights contained herein, Highpine may terminate this Agreement upon notice to White Fire if:

(a) the Interim Order has been refused or has been granted in form or substance not satisfactory to Highpine, acting reasonably, or has not been granted on or prior to January 23, 2006 (or at either Highpine's or White Fire's sole discretion, such date may be extended to January 27, 2006) or, if issued, has been set aside or modified in a manner unacceptable to Highpine, acting reasonably, on appeal or otherwise;

(b) the Arrangement is not approved by the White Fire Shareholders in accordance with the terms of the Interim Order on or before February 28, 2006;

(c) the Final Order has not been granted in form and substance satisfactory to Highpine, acting reasonably, on or prior to February 28, 2006 or, if granted, has been set aside or modified in a manner unacceptable to Highpine, acting reasonably, on appeal or otherwise;

(d) the Arrangement has not become effective on or before February 28, 2006;

(e) the White Fire Termination Fee is payable in accordance with Section 6.1 hereof;

(f) a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(g) White Fire shall be in material breach of any of its material covenants, agreements or representations and warranties contained herein; provided that White Fire shall have been given notice of and five days to cure any such breach by Highpine, if such breach is capable of being cured, and such breach shall not have been cured; or

(h) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by Highpine, including those set forth in Sections 5.1 or 5.2 hereof and in accordance therewith.

7.3 Termination by White Fire

Notwithstanding any other rights contained herein, White Fire may terminate this Agreement upon notice to Highpine if;

(a) the Interim Order has been refused or has been granted in form or substance not satisfactory to White Fire, acting reasonably, or has not been granted on or prior to January 23, 2006 (or at Highpine's or White Fire's sole discretion, such date may be extended to January 27, 2006) or, if issued, has been set aside or modified in a manner unacceptable to White Fire, acting reasonably, on appeal or otherwise;

(b) the Arrangement is not approved by the White Fire Shareholders in accordance with the terms of the Interim Order on or before February 28, 2006;

(c) the Final Order has not been granted in form and substance satisfactory to White Fire, acting reasonably, on or prior to February 28, 2006 or, if issued, has been set aside or modified in a manner unacceptable to White Fire, acting reasonably, on appeal or otherwise;

(d) the Arrangement has not become effective on or before February 28, 2006;

(e) the White Fire Termination Fee is payable and paid in accordance with Section 6.1 hereof;

(f) a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(g) Highpine shall be in material breach of any of its material covenants, agreements or representations and warranties contained herein provided that said party shall have been given notice of and five days to cure any such breach by White Fire, if such breach is capable of being cured, and such breach shall not have been cured; or

(h) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by White Fire, including those set forth in Sections 5.1 and 5.3 hereof and in accordance therewith.

7.4 Effect of Termination

Except as provided in Section 6.1 hereof, the exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party. If this Agreement is terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to White Fire or Highpine, as the case may be, or their agents. Except for the obligations set forth in Sections 4.2(b), 6.1 and 9.1 hereof (provided in the case of Section 6.1, the right of payment arose prior to the termination of this Agreement) which shall survive any termination of this Agreement and continue in full force and effect, no party shall have any further obligations to any other party hereunder with respect to this

Agreement. Nothing contained in this Article 7 shall relieve any party from any liability for any breach of any provision of this Agreement except as provided in Section 6.1 hereof.

ARTICLE 8 AMENDMENT

8.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders, provided that, notwithstanding the foregoing, the number of Highpine Shares which the White Fire Shareholders shall have the right to receive on the Arrangement may not be reduced without the approval of the White Fire Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 9 GENERAL

9.1 Expenses

Except as otherwise provided for herein, each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

9.2 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and may be given by sending same by facsimile transmission or by hand delivery to a responsible person addressed to the party to whom the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day and, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

if to White Fire:

Suite 850, 400 – 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Bob Rosine
Fax: (403) 296-4777

with a copy to:

Burstall Winger LLP
Suite 3100, 324 – 8th Avenue S.W.
Calgary, AB T2P 2Z2

Attention: Harley Winger
Fax: (403) 266-6016

if to Highpine:

Suite 4000, 150 – 6th Avenue S.W.
Calgary, AB T2P 3Y7

Attention: Greg Baum
Fax: (403) 265-3362

with a copy to:

Burnet, Duckworth & Palmer LLP
Suite 1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Fred Davidson
Fax: (403) 260-0337

9.3 Time of Essence

Time shall be of the essence in this Agreement.

9.4 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto and cancels and supersedes all prior agreements and understandings between the parties (including the agreement dated December 11, 2005 between White Fire and Highpine, other than the forms of escrow agreements and form of area exclusion and non-solicitation agreement exchanged between the parties) with respect to the subject matter hereof, except the Confidentiality Agreement.

9.5 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.6 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

9.7 Execution in Counterparts

This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument. Counterparts delivered by way of facsimile transmission are deemed to be as valid as original counterparts.

9.8 Waiver

No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.9 Enurement and Assignment

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto.

9.10 No Survival of Representations

The representations and warranties set forth in Article 3 shall terminate on, and may not be relied upon by either party to this Agreement after, the Effective Date.

9.11 Third Party Beneficiaries

The provisions of Section 4.2(b) are intended for the benefit of the employees of White Fire and all present and former directors and officers of White Fire, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and White Fire and any successor to White Fire shall hold the rights and benefits of this Section 9.11 in trust for and on behalf of the Third Party Beneficiaries and White Fire hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and such are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

9.12 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed;

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first above written.

HIGHPINE OIL & GAS LIMITED

Per: (signed) *"Greg N. Baum"*
Greg N. Baum
Executive Vice President and Chief Operating Officer

WHITE FIRE ENERGY LTD.

Per: (signed) *"Robert W. Rosine"*
Robert W. Rosine
President and Chief Executive Officer

EXHIBIT 1

Plan of Arrangement Involving White Fire Energy Ltd.,
its Shareholders and Highpine Oil & Gas Limited
dated for reference January 18, 2006
and made pursuant to section 193 of the *Business Corporations Act* (Alberta)

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan, unless the context otherwise requires, defined terms shall have the following meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

"**Arrangement**" means the arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in this Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of January 18, 2006 between White Fire and Highpine to which this Plan is attached as Exhibit 1;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made to give effect to the Arrangement;

"**Business Day**" means, with respect to any action to be taken, any day, other than Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Valiant Trust Company or such other person that may be appointed by Highpine for the purpose of receiving deposits of certificates formerly representing White Fire Shares;

"**Effective Date**" means the date shown on the registration statement issued by the Registrar under the ABCA giving effect to the Arrangement;

"**Effective Time**" means 12:01 a.m. (Mountain Daylight Time) on the Effective Date;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Highpine**" means Highpine Oil & Gas Limited, a corporation incorporated under the ABCA;

"**Highpine Shares**" means class "A" common shares in the capital of Highpine;

"**Interim Order**" means the order of the Court pursuant to subsection 193(4) of the ABCA ordering the Meeting and setting out certain declarations and directions in respect of the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Letter of Transmittal**" means the letter of transmittal to be forwarded to the White Fire Shareholders with the management information circular of White Fire;

"**Meeting**" means the special meeting of the White Fire Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable, approve the Arrangement;

"**Plan**" means this plan as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Plan and not to any particular provision of this Plan;

"**Registrar**" means the Registrar of Corporations appointed pursuant to the ABCA;

"**White Fire**" means White Fire Energy Ltd., a corporation incorporated under the ABCA;

"**White Fire Shares**" means common shares of White Fire as constituted on the date hereof; and

"**White Fire Shareholders**" means the holders of White Fire Shares.

1.2 Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

1.3 Article References

Unless the contrary intention appears, references in this Plan to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Plan.

1.4 Number

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.

1.5 Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day in the place where such action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN

2.1 The purpose of the Plan is to effect an exchange of all the White Fire Shares for Highpine Shares on the basis provided herein, with the result that White Fire becomes a wholly owned subsidiary of Highpine.

2.2 The Plan shall be binding on White Fire, Highpine and all legal and beneficial White Fire Shareholders at the Effective Time.

2.3 The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective.

2.4 The Plan is made pursuant to, and subject to the provisions of, and forms part of, the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1 Commencing at the Effective Time, the transaction set out in Sections 3.2 shall occur and shall be deemed to occur, except as otherwise noted, without any further act or formality.

3.2 **Acquisition of White Fire Shares by Highpine**

Subject to Sections 4.7 and 5.1, each of the issued and outstanding White Fire Shares shall be, and be deemed to be, transferred to Highpine (free of any claims) in exchange for 0.132 of a Highpine Share as determined pursuant to this Article 3.

ARTICLE 4
OUTSTANDING CERTIFICATES AND PAYMENTS

4.1 Subject to Section 5.1, after the Effective Time, each certificate formerly representing White Fire Shares shall represent only the right to receive the number of Highpine Shares the White Fire Shareholder represented by the certificate is entitled to in accordance with the terms of the Arrangement upon such holder depositing with the Depositary the certificate and such other documents and instruments as the Depositary may reasonably require.

4.2 On the Effective Date, Highpine shall cause to be issued to the Depositary a certificate or certificates representing the aggregate number of Highpine Shares to which the White Fire Shareholders are entitled in accordance with the terms of the Arrangement.

4.3 Promptly upon receipt of the certificates delivered by Highpine pursuant to Section 4.2, the Depositary shall cause certificates representing Highpine Shares, to be forwarded to those persons who have deposited the certificates for such White Fire Shares and such documents and instruments required by the Depositary pursuant to Section 4.1. Such certificates shall be forwarded by first class mail, postage pre-paid, to the person and at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular holder in the register of holders of White Fire Shares. Certificates mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.

4.4 If a certificate representing White Fire Shares has been lost, apparently destroyed or wrongfully taken, the holder of such White Fire Shares shall be entitled to obtain a replacement share certificate representing such White Fire Shares upon contacting the registrar and transfer agent of the White Fire Shares and satisfying such reasonable requirements as may be imposed by White Fire and the transfer agent in this regard.

4.5 The Depositary shall register Highpine Shares in the name of each White Fire Shareholder entitled thereto or as otherwise instructed in the Letter of Transmittal deposited by such White Fire Shareholder and shall deliver such Highpine Shares in accordance with Section 4.3.

4.6 After the Effective Time, the White Fire Shareholders shall not be entitled to any interest, dividend, premium or other payment on or with respect to White Fire Shares other than the Highpine Shares which they are entitled to receive pursuant to this Plan.

4.7 No fractional Highpine Shares will be issued. In the event that the exchange ratio referred to herein would in any case otherwise result in a White Fire Shareholder being entitled to a fractional Highpine Share, the number of Highpine Shares issued to such White Fire Shareholder shall be rounded up to the next greater whole number of Highpine Shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of Highpine Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all White Fire Shares registered in the name of each White Fire Shareholder shall be aggregated.

4.8 Any certificate formerly representing White Fire Shares that is not deposited with all other documents required hereunder on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature

and the right of the holder of such White Fire Shares to receive Highpine Shares shall be deemed to be surrendered to Highpine together with all dividends, distributions and any interest thereon held for such holder.

4.9 All dividends paid or distributions made in respect of Highpine Shares to which a former White Fire Shareholder is entitled in accordance with the terms of the Arrangement, but for which a certificate representing the Highpine Shares has not been delivered to such White Fire Shareholder in accordance with this Article 4, shall be paid or delivered to the Depositary to be held in trust for such White Fire Shareholder for delivery to the White Fire Shareholder, net of all withholding and other taxes, upon delivery of the certificate in accordance with this Article 4 or surrendered to Highpine pursuant to Section 4.8 hereof, as the case may be.

ARTICLE 5
SHAREHOLDER DISSENT RIGHTS

5.1 White Fire Shareholders who have given a demand for payment which remains outstanding on the Effective Date in accordance with the rights of dissent in respect of the Plan granted by the Interim Order and who:

(a) are ultimately entitled to be paid fair value for any White Fire Shares in respect of which they dissent in accordance with the provisions of such Interim Order, whether by Order of a Court (as defined in the Act) or by acceptance of an offer made pursuant to such Interim Order, shall be deemed to have transferred such White Fire Shares to White Fire for cancellation on the Effective Date and such shares shall be deemed to no longer be issued and outstanding as of the Effective Date; or

(b) are ultimately not so entitled to be paid fair value for the White Fire Shares in respect of which they dissent, shall not be, or be reinstated as, White Fire Shareholders, but for purposes of receipt of consideration shall be treated as if they had participated in this Plan on the same basis as a non-dissenting White Fire Shareholder, and accordingly shall be entitled to receive such Highpine Shares as non-dissenting White Fire Shareholders are entitled to receive on the basis set forth in Article 3 of this Plan and shall be deemed to have transferred such White Fire Shares to Highpine as of the Effective Date,

and, in no event shall Highpine or White Fire be required to recognize such holders of White Fire Shares as White Fire Shareholders after the Effective Date.

ARTICLE 6
AMENDMENTS

6.1 Highpine and White Fire may amend, modify and/or supplement this Plan at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other party, (iii) filed with the Court and, if made following the Meeting, approved by the Court and (iv) communicated to White Fire Shareholders, if and as required by the Court.

6.2 Any amendment of, modification of or supplement to this Plan may be proposed by Highpine or White Fire at any time prior to or at the Meeting (provided that the other party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan for all purposes.

6.3 Any amendment, modification or supplement to this Plan that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Highpine and White Fire.

File No. 82-34869



Subsidiary of Canadian Western Bank


SEC MAIL
PROCESSING
RECEIVED
MAR 2 2 2006
WASH, D.C.
213
SECTION

February 27, 2006

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Autorité des Marches Financiers *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
Prince Edward Island Securities Commission *(via SEDAR)*

Dear Sirs,

Re: Highpine Oil & Gas Limited
CUSIP: 43113R104
Annual Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Highpine Oil & Gas Limited

Issuer:	Highpine Oil & Gas Limited
Meeting Type:	Annual Meeting
CUSIP / ISIN:	43113R104/CA43113R1047
Meeting Date:	May 10, 2006
Record Date of Notice:	March 24, 2006
Record Date of Voting:	March 24, 2006
Beneficial Ownership Determination Date:	March 24, 2006
Class of Securities Entitled to Receive Notice:	Class A Common Shares
Class of Securities Entitled to Vote:	Class A Common Shares
Place:	Calgary, AB

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Highpine Oil & Gas Limited.

Yours truly,

"Signed"

Philip Menard
Director, Client Services

Update Plan of Arrangement - No Amendment - Proof of Filing

Alberta Amendment Date: 2006/02/21

Service Request Number: 8324755
Corporate Access Number: 2011582984
Legal Entity Name: WHITE FIRE ENERGY LTD.
Legal Entity Status: Active

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/03/14
Restrictions on Share Transfers	ELECTRONIC	2005/03/14
Other Rules or Provisions	ELECTRONIC	2005/03/14
Other Rules or Provisions	ELECTRONIC	2005/04/21
Articles/Plan of Arrangement/Court Order	10000498000385978	2005/04/22
Articles/Plan of Arrangement/Court Order	10000705101032050	2006/02/21

Registration Authorized By: FREDERICK D. DAVIDSON
SOLICITOR

ARTICLES OF ARRANGEMENT

Business Corporations Act
(Alberta)
Sections 193

1. **Name of Corporation:**	2. **Corporate Access Number:**
WHITE FIRE ENERGY LTD.	**2011582984**

3. **In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:**

In accordance with the attached Order of the Court of Queen's Bench of Alberta dated February 21, 2006 approving an arrangement pursuant to section 193 of the *Business Corporations Act* (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Exhibit 1 (which is incorporated into and forms a part hereof), involving Highpine Oil & Gas Limited, White Fire Energy Ltd. and the shareholders of White Fire Energy Ltd. is hereby effected.

The Articles of White Fire Energy Ltd. are unamended by the arrangement.



BURNET, DUCKWORTH & PALMER LLP
FEB 2 1 2006
FILED

Stuart C. Symon	[signature]
Name of Person Authorizing (please print)	Signature
Vice President, Finance and Chief Financial Officer	February 21, 2006
Title (please print)	Date

EXHIBIT 1

Plan of Arrangement Involving White Fire Energy Ltd.,
its Shareholders and Highpine Oil & Gas Limited
dated for reference January 18, 2006
and made pursuant to section 193 of the *Business Corporations Act* (Alberta)

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan, unless the context otherwise requires, defined terms shall have the following meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

"**Arrangement**" means the arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in this Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of January 18, 2006 between White Fire and Highpine to which this Plan is attached as Exhibit 1;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made to give effect to the Arrangement;

"**Business Day**" means, with respect to any action to be taken, any day, other than Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Valiant Trust Company or such other person that may be appointed by Highpine for the purpose of receiving deposits of certificates formerly representing White Fire Shares;

"**Effective Date**" means the date shown on the registration statement issued by the Registrar under the ABCA giving effect to the Arrangement;

"**Effective Time**" means 12:01 a.m. (Mountain Daylight Time) on the Effective Date;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Highpine**" means Highpine Oil & Gas Limited, a corporation incorporated under the ABCA;

"**Highpine Shares**" means class "A" common shares in the capital of Highpine;

"**Interim Order**" means the order of the Court pursuant to subsection 193(4) of the ABCA ordering the Meeting and setting out certain declarations and directions in respect of the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Letter of Transmittal**" means the letter of transmittal to be forwarded to the White Fire Shareholders with the management information circular of White Fire;

"**Meeting**" means the special meeting of the White Fire Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable, approve the Arrangement;

"**Plan**" means this plan as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Plan and not to any particular provision of this Plan;

"**Registrar**" means the Registrar of Corporations appointed pursuant to the ABCA;

"**White Fire**" means White Fire Energy Ltd., a corporation incorporated under the ABCA;

"**White Fire Shares**" means common shares of White Fire as constituted on the date hereof; and

"**White Fire Shareholders**" means the holders of White Fire Shares.

1.2 Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

1.3 Article References

Unless the contrary intention appears, references in this Plan to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Plan.

1.4 Number

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.

1.5 Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day in the place where such action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN

2.1 The purpose of the Plan is to effect an exchange of all the White Fire Shares for Highpine Shares on the basis provided herein, with the result that White Fire becomes a wholly owned subsidiary of Highpine.

2.2 The Plan shall be binding on White Fire, Highpine and all legal and beneficial White Fire Shareholders at the Effective Time.

2.3 The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective.

2.4 The Plan is made pursuant to, and subject to the provisions of, and forms part of, the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1 Commencing at the Effective Time, the transaction set out in Sections 3.2 shall occur and shall be deemed to occur, except as otherwise noted, without any further act or formality.

3.2 **Acquisition of White Fire Shares by Highpine**

Subject to Sections 4.7 and 5.1, each of the issued and outstanding White Fire Shares shall be, and be deemed to be, transferred to Highpine (free of any claims) in exchange for 0.132 of a Highpine Share as determined pursuant to this Article 3.

ARTICLE 4
OUTSTANDING CERTIFICATES AND PAYMENTS

4.1 Subject to Section 5.1, after the Effective Time, each certificate formerly representing White Fire Shares shall represent only the right to receive the number of Highpine Shares the White Fire Shareholder represented by the certificate is entitled to in accordance with the terms of the Arrangement upon such holder depositing with the Depositary the certificate and such other documents and instruments as the Depositary may reasonably require.

4.2 On the Effective Date, Highpine shall cause to be issued to the Depositary a certificate or certificates representing the aggregate number of Highpine Shares to which the White Fire Shareholders are entitled in accordance with the terms of the Arrangement.

4.3 Promptly upon receipt of the certificates delivered by Highpine pursuant to Section 4.2, the Depositary shall cause certificates representing Highpine Shares, to be forwarded to those persons who have deposited the certificates for such White Fire Shares and such documents and instruments required by the Depositary pursuant to Section 4.1. Such certificates shall be forwarded by first class mail, postage pre-paid, to the person and at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular holder in the register of holders of White Fire Shares. Certificates mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.

4.4 If a certificate representing White Fire Shares has been lost, apparently destroyed or wrongfully taken, the holder of such White Fire Shares shall be entitled to obtain a replacement share certificate representing such White Fire Shares upon contacting the registrar and transfer agent of the White Fire Shares and satisfying such reasonable requirements as may be imposed by White Fire and the transfer agent in this regard.

4.5 The Depositary shall register Highpine Shares in the name of each White Fire Shareholder entitled thereto or as otherwise instructed in the Letter of Transmittal deposited by such White Fire Shareholder and shall deliver such Highpine Shares in accordance with Section 4.3.

4.6 After the Effective Time, the White Fire Shareholders shall not be entitled to any interest, dividend, premium or other payment on or with respect to White Fire Shares other than the Highpine Shares which they are entitled to receive pursuant to this Plan.

4.7 No fractional Highpine Shares will be issued. In the event that the exchange ratio referred to herein would in any case otherwise result in a White Fire Shareholder being entitled to a fractional Highpine Share, the number of Highpine Shares issued to such White Fire Shareholder shall be rounded up to the next greater whole number of Highpine Shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of Highpine Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all White Fire Shares registered in the name of each White Fire Shareholder shall be aggregated.

4.8 Any certificate formerly representing White Fire Shares that is not deposited with all other documents required hereunder on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature

and the right of the holder of such White Fire Shares to receive Highpine Shares shall be deemed to be surrendered to Highpine together with all dividends, distributions and any interest thereon held for such holder.

4.9 All dividends paid or distributions made in respect of Highpine Shares to which a former White Fire Shareholder is entitled in accordance with the terms of the Arrangement, but for which a certificate representing the Highpine Shares has not been delivered to such White Fire Shareholder in accordance with this Article 4, shall be paid or delivered to the Depositary to be held in trust for such White Fire Shareholder for delivery to the White Fire Shareholder, net of all withholding and other taxes, upon delivery of the certificate in accordance with this Article 4 or surrendered to Highpine pursuant to Section 4.8 hereof, as the case may be.

ARTICLE 5
SHAREHOLDER DISSENT RIGHTS

5.1 White Fire Shareholders who have given a demand for payment which remains outstanding on the Effective Date in accordance with the rights of dissent in respect of the Plan granted by the Interim Order and who:

(a) are ultimately entitled to be paid fair value for any White Fire Shares in respect of which they dissent in accordance with the provisions of such Interim Order, whether by Order of a Court (as defined in the Act) or by acceptance of an offer made pursuant to such Interim Order, shall be deemed to have transferred such White Fire Shares to White Fire for cancellation on the Effective Date and such shares shall be deemed to no longer be issued and outstanding as of the Effective Date; or

(b) are ultimately not so entitled to be paid fair value for the White Fire Shares in respect of which they dissent, shall not be, or be reinstated as, White Fire Shareholders, but for purposes of receipt of consideration shall be treated as if they had participated in this Plan on the same basis as a non-dissenting White Fire Shareholder, and accordingly shall be entitled to receive such Highpine Shares as non-dissenting White Fire Shareholders are entitled to receive on the basis set forth in Article 3 of this Plan and shall be deemed to have transferred such White Fire Shares to Highpine as of the Effective Date,

and, in no event shall Highpine or White Fire be required to recognize such holders of White Fire Shares as White Fire Shareholders after the Effective Date.

ARTICLE 6
AMENDMENTS

6.1 Highpine and White Fire may amend, modify and/or supplement this Plan at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other party, (iii) filed with the Court and, if made following the Meeting, approved by the Court and (iv) communicated to White Fire Shareholders, if and as required by the Court.

6.2 Any amendment of, modification of or supplement to this Plan may be proposed by Highpine or White Fire at any time prior to or at the Meeting (provided that the other party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan for all purposes.

6.3 Any amendment, modification or supplement to this Plan that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Highpine and White Fire.

Action No. 0601-00846

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING WHITE FIRE ENERGY LTD., THE SHAREHOLDERS OF WHITE FIRE ENERGY LTD. AND HIGHPINE OIL & GAS LIMITED

BEFORE THE HONOURABLE	)	**At the Court House, in the City of Calgary, in**
MR. JUSTICE L.D. WILKINS	))	**the Province of Alberta, on Tuesday, the 21st**
IN CHAMBERS	)	**day of February, 2006.**

FINAL ORDER

UPON the application by Petition of White Fire Energy Ltd. ("**White Fire**") pursuant to Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), for approval of an Arrangement (the "**Arrangement**") involving Highpine Oil & Gas Limited ("**Highpine**");

AND UPON reading the said Petition and the Affidavit of Robert W. Rosine sworn January 19, 2006 and the Affidavit of Kenneth S. Woolner sworn February 21, 2006, and the Order of this Honourable Court dated January 19, 2006 (the "**Interim Order**"), all filed;

AND UPON hearing counsel for White Fire and noting that counsel for Highpine is in attendance;

AND UPON being advised that the shareholders of White Fire (the "**White Fire Shareholders**") had the right to appear and be heard at this hearing and make submissions;

AND UPON being advised that the Alberta Securities Commission neither consents or opposes the within application;

AND UPON noting that no White Fire Shareholder has appeared or made submissions and that no Notice of Intention to appear has been filed;

AND UPON being satisfied that White Fire has sought and obtained the approval of the Arrangement by the White Fire Shareholders at a special meeting held in accordance with the terms of the Interim Order and the ABCA;

AND UPON noting that the Arrangement was approved by at least 2/3 of the votes cast by the White Fire Shareholders who were represented at the special meeting by proxy or otherwise in accordance with the terms of the Interim Order;

AND UPON being satisfied and finding that the terms and conditions of the Arrangement comply with the provisions of the ABCA;

AND UPON considering the fairness of the terms and conditions of the Arrangement;

AND UPON being satisfied that it is impracticable to effect the Arrangement under any provisions of the ABCA other than Section 193;

IT IS HEREBY DECLARED AND ORDERED THAT:

1. The Arrangement as set forth in the plan of arrangement outlined in the Information Circular, attached as Exhibit "A" to the Affidavit of Robert W. Rosine, sworn on January 19, 2006, is hereby approved by this Court pursuant to the provisions of Section 193 of the ABCA and will, upon the effective date of filing the Order confirming the Arrangement, the Articles of Arrangement, and all ancillary documents required to be filed with the Registrar of Corporations, or on the date shown on the certificate issued by the Registrar of Corporations, whichever is earlier, become effective in accordance with its terms and be binding on all persons on and after such date.

2. Service of this Order is hereby dispensed with, other than upon the parties appearing at this application and the Executive Director of the Alberta Securities Commission.

3. White Fire shall have leave to apply further to this Honourable Court for advice and directions.



J.C.C.Q.B.A.

ENTERED this 21st day
of February, 2006

V.A. BRANDT



Clerk of the Court

Action No.0601-00846 2006

IN THE COURT OF QUEEN'S BENCH
OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING WHITE FIRE ENERGY LTD., THE SHAREHOLDERS OF WHITE FIRE ENERGY LTD. AND HIGHPINE OIL & GAS LIMITED

FINAL ORDER

BURSTALL WINGER LLP
Barristers & Solicitors
3100, 324 - 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Melinda D. Kondrat

Phone No: (403) 234-3336
Facsimile No. (403) 265-8565

File No.: 31125 HLW/MDK

I:\MDK\LITIGAT\PLANS OF ARRANGEMENT\31125\Final Order.v-1.doc


CLERK OF THE COURT
FEB 21 2006
CALGARY, ALBERTA

File No. 82-34769

FORM 11-101F1

NOTICE OF PRINCIPAL REGULATOR UNDER MULTILATERAL INSTRUMENT 11-101

1. **Date:** February 20, 2006

2. **Information about person or company**

   SEDAR profile number (if applicable): 21806

   NRD # (if applicable): ____________________

   Name: Highpine Oil & Gas Limited

Instructions:

(i) For a non-investment fund issuer, indicate the SEDAR profile number. For an investment fund issuer, indicate the SEDAR investment fund group profile number.

(ii) For a non-investment fund issuer, indicate the issuer's name. For an investment fund issuer, indicate the investment fund group name.

3. **Principal regulator**

   The securities regulatory authority or regulator in the following jurisdiction is the principal regulator for the person or company: Alberta

4. **Previous notice filed**

   If the person or company has previously filed a Form 11-101F1, indicate the principal regulator noted in the previous notice: ____________________

5. **Reasons for principal regulator**

   The principal regulator for the person or company is its principal regulator

   (a) based on the location of its head office (for a non-investment fund issuer, dealer or unrestricted adviser), investment fund manager's head office (for an investment fund), or working office (for an individual) (check box), or ☒

   (b) on the following basis [provide details]:

   ____

   ____

6. **Change in principal regulator**

If this notice is being filed for a change in the person or company's principal regulator, provide the details of the basis for the change in principal regulator.

____

____

#1932766 v1


HIGHPINE
OIL & GAS LIMITED


SEC MAIL
RECEIVED
PROCESSING
MAR 2 2 2006
WASH. D.C.
213
SECTION

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED
THIRD QUARTER 2005 FINANCIAL AND OPERATING RESULTS

Calgary, Alberta, November 10, 2005 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce its financial and operating results for the three and nine months ended September 30, 2005.

The third quarter marked a turning point in Highpine's development of the Pembina Nisku play. The completion and start up of the Violet Grove battery and the tie-in of Company owned Nisku wells served to be a major factor in the Company achieving its forecast 2005 exit production rate of 12,000 boe/d, which production rate was achieved in October. Our efforts to secure facilities in the Pembina area continued with the acquisition of 15% of the Dominion operated battery.

While start-up modifications of the Violet Grove Battery (and satellite) and pipelines continue, the Company expects to maintain its exit rate production guidance of 11,700 to 13,200 boe/d. Production guidance for 2006 has recently been established in the range of 14,000 to 16,000 boe/d and the capital expenditure budget for 2006, which has been approved by the Company's Board of Directors, is $140 million.

Highpine continues its focus on the licensing of new drilling locations on 80 prospects in the Pembina area. With the recent addition of personnel dedicated solely to the Pembina area, Highpine is confident that new drilling licenses will be forthcoming.

The Company's successful strategy of expanding its exploration efforts in the West Central natural gas fairway continues to provide exploration success with significant natural gas volumes expected to be tied-in over the next several months. Highpine also spudded a new reef prospect in Sturgeon Lake during the second week of November.

"Highpine has achieved some very important goals in the third quarter and we can now aggressively pursue our strategies for the remainder of 2005. With strong cash flow and a healthy balance sheet, our plans for 2006 continue to focus on Pembina and our natural gas fairway in West Central Alberta," commented Gordon Stollery, President, Chairman and Chief Executive Officer of Highpine.

During the third quarter of 2005, Highpine continued to internally generate growth in cash flow from operations, revenues and production. The financial and operating highlights of the third quarter are as follows.

Third Quarter 2005 Financial Highlights

- Cash flow from operations increased 470% to $29.8 million from $5.2 million in the third quarter 2004 with cash flow per diluted share increasing 110% to $0.65 from $0.31 in the third quarter of 2004.

- Net earnings increased to $6.7 million in the third quarter of 2005 from $0.5 million in 2004, with net earnings per diluted share increasing 400% to $0.15 per share in the third quarter of 2005.

- Revenues increased 342% to $52.1 million from $11.8 million in the third quarter of 2004.

- Reduced general and administrative costs from $3.64/boe in the second quarter of 2005 to $2.02/boe in the third quarter of 2005.

Third Quarter 2005 Operating Highlights

- Daily third quarter production increased 188% to average 8,608 boe/d from 2,994 boe/d in the third quarter of 2004 and was 89% higher than the second quarter of 2005.

- Highpine operated Violet Grove oil battery processing Nisku oil and gas from Company owned prolific Pembina wells.

- Acquired an approximate 15% working interest in the Dominion operated Violet Grove battery on October 31, 2005.

- Three natural gas discoveries and one crude oil discovery drilled in the West Central Gas Fairway.

- Good Production Practise (GPP) received for 9-35-48-8 W5M (designated the Pembina Nisku WW Pool) on October 24, 2005.

- Significant progress made on attainment of Pembina/Nisku well drilling licences.

- Operating costs in the third quarter were $7.00/boe, a decrease of 20% from the second quarter of 2005.

- Sturgeon Lake Leduc/Nisku prospect spudded on November 8, 2005.

	Three months ended Sept 30			Nine months ended Sept 30		
(000s except per share data and per boe amounts)	2005	2004	% Change	2005	2004	% Change
Financial						
Total revenue[1]	52,075	11,787	342	89,030	29,465	202
Cash flow from operations	29,796	5,229	470	46,593	13,518	245
Per share – diluted	$0.65	$0.31	110	$1.40	$0.85	65
Net earnings	6,683	507	1,218	7,419	2,129	248
Per share – diluted	$0.15	$0.03	400	$0.22	$0.13	69
Net debt [2]	86,773	60,310	44	86,773	60,310	44
Total assets	715,360	138,941	415	715,360	138,941	415
Corporate acquisitions (net)[3]	-	-	-	257,314	51,151	403
Capital expenditures[4]	48,149	12,304	291	102,745	37,514	174
Total shares outstanding [5]	44,239	17,254	156	44,239	17,254	156
Weighted average shares outstanding						
Basic	44,208	16,638	166	32,071	15,652	105
Diluted	45,737	16,896	171	33,271	15,836	110
Operating						
Average daily production						
Crude oil and NGLs (bbl/d)	5,562	1,812	207	3,345	1,471	127
Natural gas (mcf/d)	18,277	7,091	158	13,087	6,301	108
Total (boe/d)	8,608	2,994	188	5,526	2,521	119
Average selling prices[6]						
Crude oil and NGLs ($/bbl)	72.89	50.32	45	66.70	46.88	42
Natural gas ($/mcf)	10.07	6.41	57	8.76	6.79	29
Total ($/boe)	68.47	45.17	52	61.12	43.87	39
Wells drilled – Gross (net)						
Oil	1(1.0)	7(3.0)	-	6(4.0)	10(4.4)	-
Gas	8(4.1)	12(3.0)	-	13(5.9)	21(6.1)	-
Abandoned / other	11(8.5)	10(3.5)	-	17(12.3)	16(6.1)	-
Total	20(13.6)	29(9.5)	-	36(22.2)	47(16.6)	-
Drilling success rate	53	66	-	63	76	-
Operating Netback ($/boe)						
Oil and gas sales	68.47	45.17	52	61.12	43.87	39
Processing and pipeline revenues	0.73	1.33	(45)	1.08	0.92	17
Royalties	(16.40)	(12.24)	34	(15.01)	(10.81)	39
Operating costs	(7.00)	(5.96)	17	(7.29)	(6.71)	9
Transportation costs	(0.90)	(0.48)	88	(1.24)	(0.44)	182
Hedging expense	(3.44)	(3.87)	(11)	(3.18)	(2.21)	44
Operating Netback	41.46	23.95	73	35.48	24.62	44

Notes:

(1) Total revenue is after hedging expense and includes processing and pipeline revenues.
(2) Net debt includes working capital.
(3) Corporate acquisition only includes the amount allocated to property, plant and equipment.
(4) Capital expenditures are presented net of proceeds of disposals.
(5) Total shares outstanding at September 30, 2004 have been restated to give effect to the February 15, 2005 stock dividend.
(6) The average selling prices reported are before hedging expense.

Operations

Highpine's production rose steadily throughout the third quarter of 2005. Average daily production in the third quarter of 2005 was 8,608 boe/d, comprised of 5,562 bbls/d of oil and natural gas liquids and 18.3 mmcf/d of natural gas. Highpine's production for the months of July, August and September were 7,600 boe/d, 8,300 boe/d and 10,000 boe/d, respectively. In mid-October, production reached the Company's estimated 2005 exit production rate of 11,700 to 13,200 boe/d. However, since that time pipeline modifications have temporarily reduced production volumes. It is anticipated that the resumption of production volumes reached in October will occur in the third week of November. Highpine's production volumes will continue to fluctuate as a result of such factors as expiration of new oil well production periods, implementation of assigned well allowables (currently unrestricted until November 30, 2005), granting of GPP and potential production curtailment in pools that may reach assigned minimum operating reservoir pressures and await water injection facilities. The Company also maintains approximately 3,000 boe/d of shut-in volumes awaiting tie-in and/or production facilities. The shut-in volumes include the Nisku II Pool where Highpine has 25% working interest in wells that are awaiting completion of the construction of a production facility by an industry partner. Our shut-in volumes also include natural gas from several shut-in wells located in the West Central Gas Fairway awaiting tie-in.

On October 31, 2005, Highpine acquired an approximate 15% working interest in the Dominion operated Violet Grove battery. Highpine now has ownership in all strategic facilities along the West Pembina Nisku trend.

Highpine has received GPP on the Nisku WW Pool (9-35-48-8 W5M). In addition, water source and injection facilities have been installed for pressure maintenance in the Nisku GG and HH Pools. Water injection is expected to commence shortly. The Nisku II Pool industry partners are currently in discussions regarding the optimum development and pressure maintenance of the oil pool.

Exploration

Highpine continues to explore and has added significant landholdings in the Pembina/Nisku and West Central Gas Fairway. The Company also has three high impact new prospects in the inventory, one of which is Sturgeon Lake which was spudded on November 8, 2005 and another of which is expected to be spud in the fourth quarter of 2005. Highpine's net undeveloped land base is approximately 198,000 net acres of which 77,500 are in West Pembina and 80,000 are in the West Central Gas Fairway.

Drilling

Highpine participated in the drilling of 20 gross (13.6 net) wells in the third quarter of 2005. Results consist of 8 gross (4.1 net) gas wells, 1 gross (1 net) oil well, 3 gross (2 net) service wells and 8 gross (6.5 net) dry holes with an average success rate of 53% in the fully evaluated wells. These results include natural gas discoveries at Carrot Creek, Goodwin and Windfall and an oil discovery at Goodwin. Several follow-up land acquisitions and drilling locations are anticipated. Highpine expects to drill an additional 15 to 20 gross (11 to 15 net) wells in the Gas Fairway in the fourth quarter, as well as spud a high impact well in Crystal.

In Pembina, Highpine has surveyed, or is in the process of surveying, 40 drilling locations, of which 23 have been assigned release rates by the AEUB. Two consulting companies have been engaged to conduct the area stakeholder meetings. In addition, Highpine's senior management have been actively involved in ongoing discussions with the key Pembina stakeholder's groups. With the Vaquero merger fully integrated, and the Violet Grove battery operational, obtaining drilling licences in Pembina is the Company's highest priority.

2006 Guidance and Capital Expenditure Budget

The Company's 2006 guidance has been established in the range of 14,000 to 16,000 boe/d average production. In order to generate the production growth to achieve this, Highpine's Board of Directors has approved a 2006 Capital Expenditure Budget of $140 Million.

Updated Corporate Presentation

The Company has posted an updated corporate presentation on its website at www.highpineog.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

This management's discussion and analysis ("MD&A") is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company") for the interim periods presented. This MD&A is dated and based on information at November 10, 2005. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2005 and the audited consolidated financial statements for the years ended December 31, 2004 and 2003. All comparisons refer to the interim period ended September 30, 2005 versus the interim period ended September 30, 2004, unless otherwise indicated.

This MD&A uses the terms "cash flow from operations" and "cash flow" which are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP, as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil equivalent. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited is available on the Company's website at www.highpineog.com. All previous public filings, including the Company's initial annual information form, are available on SEDAR at www.sedar.com.

FINANCIAL RESULTS

Acquisition

On May 31, 2005, Highpine acquired Vaquero Energy Ltd. ("Vaquero") for consideration of 19.5 million class A common shares ("Common Shares") of the Company with an ascribed value of $350.9 million (the "Vaquero Acquisition"). Transaction costs of $0.4 million were incurred by Highpine. Vaquero was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin, including the Pembina area of Alberta. The transaction has been accounted for using the purchase method with $257.3 million allocated to property, plant and equipment and $200.7 million allocated to goodwill. The property, plant and equipment allocation includes $78.7 million allocated to undeveloped lands. A working capital deficiency of $10.8 million and bank debt of $37.0 million were assumed by Highpine. Asset retirement obligations of $1.9 million, a mark-to-market liability on outstanding financial contracts of $0.2 million and future tax liabilities of $56.7 million were also recorded.

Revenue and Production

Oil and gas revenues for the third quarter of 2005 totalled $51.5 million representing a 341% increase over the third quarter of 2004 revenues of $11.7 million. The increase in revenue is attributable to increased production in the Pembina and Retlaw areas, combined with production from the properties acquired pursuant to the Vaquero Acquisition on May 31, 2005. In addition, higher commodity prices were realized in the quarter. Oil and NGL revenue was impacted by a hedging expense of $2.5 million in the third quarter of 2005 (third quarter of 2004 - $1.1 million). Natural gas revenue was impacted by an unrealized hedging expense of $0.2 million (third quarter of 2004 - nil).

Production volumes for the third quarter of 2005 averaged 8,608 boe/d compared to an average rate of 2,994 boe/d in the third quarter of 2004, an increase of 5,614 boe/d or 188%.

Oil and gas revenues for the nine months ended September 30, 2005 totalled $87.4 million representing a 200% increase over revenues for the nine months ended September 30, 2004 of $29.1 million. The increase in revenue in 2005 is primarily attributable to nine months of production from the properties acquired on the acquisition of Rubicon Energy Corporation (the "Rubicon Acquisition") in March 2004, increased production in the Pembina and Retlaw areas, production from the properties acquired pursuant to the Vaquero Acquisition as well as higher commodity prices. Oil and NGL revenue was impacted by a hedging expense of $4.6 million for the nine months ended September 30, 2005 (nine months ended September 30, 2004 - $1.5 million). Natural gas revenue was impacted by an unrealized hedging expense of $0.2 million (third quarter of 2004 - nil).

Production volumes for the nine months ended September 30, 2005 averaged 5,526 boe/d compared to an average rate of 2,521 boe/d in the nine months ended September 30, 2004, an increase of 3,005 boe/d or 119%.

Production	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Production						
Oil and NGLs (bbls/d)	5,562	1,812	207	3,345	1,471	127
Natural gas (mcf/d)	18,277	7,091	158	13,087	6,301	108
Boe/d	8,608	2,994	188	5,526	2,521	119

The production mix of oil and NGLs to gas in the third quarter of 2005 was 65% for oil and NGLs and 35% for gas compared to 61% for oil and NGLs and 39% for gas in the third quarter of 2004.

The production mix of oil and NGLs to gas during the nine months ended September 30, 2005 was 61% for oil and NGLs and 39% for gas compared to 58% for oil and NGLs and 42% for gas in 2004.

In the third quarter of 2005, the Company earned $0.6 million of processing and pipeline revenues up from $0.1 million in the third quarter of 2004. During the nine months ended September 30, 2005, the Company earned $1.6 million of processing and pipeline revenues up from $0.4 million during the nine months ended September 30, 2004. The increase in revenues is primarily attributable to the Joffre gas plant which commenced operations in January of 2005 as well as from facilities in the Pembina area.

Pricing

Selling Prices before Hedges	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Crude oil and NGLs ($/bbl)	72.89	50.32	45	66.70	46.88	42
Natural gas ($/mcf)	10.07	6.41	57	8.76	6.79	29
Total ($/boe)	68.47	45.17	52	61.12	43.87	39

Realized crude oil and NGL prices, prior to hedging expenses, increased 45% in the third quarter of 2005 compared to the third quarter of 2004. Realized natural gas prices increased 57% in the third quarter of 2005 compared to the third quarter of 2004.

Realized crude oil and NGL prices, prior to hedging expenses, increased 42% during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 and realized natural gas prices increased 29% during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.

Commodity Price Risk Management

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Average volumes hedged (boe/d)	1,900	800	138	1,159	468	148
% of production hedged	22	27	(19)	21	19	11
Hedging expense ($000s)	2,725	1,068	155	4,801	1,526	215
Hedging expense (per boe)	3.44	3.87	(11)	3.18	2.21	44

The Company has in place a 700 bbl/d crude oil swap agreement at a price of Cdn. $47.20 per barrel for all of 2005. The unrealized loss with respect to the crude oil swap agreement was $2.5 million at September 30, 2005. The Company also had in place a 700 bbl/d crude oil collar for the period June 1, 2005 to September 30, 2005 with a price range of US $45.00 per barrel to US $54.50 per barrel. The crude oil collar was assumed by Highpine on the closing of the Vaquero Acquisition.

The Company has a physical natural gas collar for 3,000 GJ/d with a price range of Cdn. $5.75 to $7.45 which expires on October 31, 2005 that was assumed on the closing of the Vaquero Acquisition. The unrealized loss on the physical natural gas collar was $0.4 million at September 30, 2005.

The Company has entered into the following contracts for 2006:

Term	Contract	Volume	Fixed Price	Unrealized Loss (CDN $000s)
Jan 06 to Dec 06	Oil Collar	2,000 bbls/d	US $60.00 to $69.80	1,658
Jan 06 to Dec 06	Oil Collar	1,000 bbls/d	US $55.00 to $77.25	574
Jan 06 to Dec 06	Gas Collar	5,000 GJs/d	CDN $9.00 to $14.70	192

Royalty Expense

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Total Royalties, net of ARTC ($000s)	12,986	3,370	285	22,643	7,466	203
As a % of oil and gas sales (after hedging expense)	25	29	(14)	26	26	-

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
As a % of oil and gas sales (before hedging expense)	24	26	(8)	25	24	4
Per boe	16.40	12.24	34	15.01	10.81	39

Royalties as a percentage of oil and gas sales before hedging expense averaged 25% for the nine months ended September 30, 2005 compared to 24% for the nine months ended September 30, 2004. Royalty rates as a percentage of revenue have been slightly higher in 2005 due to higher royalty rates on wells in the Pembina area.

Operating Costs

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Operating costs ($000s)	5,546	1,658	234	10,998	4,544	142
Per boe	7.00	5.96	17	7.29	6.71	9
Transportation costs ($000s)	714	163	338	1,867	441	323
Per boe	0.90	0.48	88	1.24	0.44	182

Operating costs were $5.5 million for the third quarter of 2005 compared to $1.7 million for the third quarter of 2004. Operating costs increased 17% to $7.00/boe for the third quarter of 2005 from $5.96/boe for the third quarter of 2004. Operating costs for the nine months ended September 30, 2005 totalled $11.0 million compared to $4.5 million for the nine months ended September 30, 2004. On a per boe basis, operating costs for the nine months ended September 30, 2005 increased 9% to $7.29/boe from $6.71/boe. These increases are a result of higher industry related costs, as well as higher operating costs in the Pembina area.

The cost of processing custom third party volumes has been included in transportation costs.

Transportation costs for the first nine months of 2005 were 323% higher than for the third quarter of 2004. The increase in transportation costs was due to higher production volumes in 2005 as well as approximately $0.4 million of sulphur trucking costs relating to prior years production that are included in 2005.

Operating Netbacks

Operating Netbacks (per boe)	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Sales price before hedging	68.47	45.17	52	61.12	43.87	39
Processing and pipeline revenues	0.73	1.33	(45)	1.08	0.92	17
Royalties	(16.40)	(12.24)	34	(15.01)	(10.81)	39
Operating costs	(7.00)	(5.96)	17	(7.29)	(6.71)	9
Transportation costs	(0.90)	(0.48)	88	(1.24)	(0.44)	182
Operating netback before hedging	44.90	27.82	61	38.66	26.83	44
Hedging expense	(3.44)	(3.87)	(11)	(3.18)	(2.21)	44
Operating netbacks	41.46	23.95	73	35.48	24.62	44

Operating netbacks before hedging expense increased 61% from $27.82/boe for the third quarter of 2004 to $44.90/boe for the third quarter of 2005 as a result of higher realized prices in 2005 partially offset by higher royalties and operating costs.

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Gross expenses ($000s)	2,043	631	224	4,644	1,878	147
Capitalized ($000s)	(438)	(60)	630	(687)	(232)	196
Net expenses ($000s)	1,605	571	181	3,957	1,646	140
$/boe	2.02	2.07	(2)	2.62	2.38	10
% capitalized	21	10	110	15	12	25

General and administrative expenses decreased 2% from $2.07/boe in the third quarter of 2004 to $2.02/boe in the third quarter of 2005. For the nine months ended September 30, 2005, general and administrative expenses increased 10% to $2.62/boe from $2.38/boe for the nine months ended September 30, 2004. General and administrative expenses increased in 2005 as a result of significant increases in staff necessary to manage the growth of the Company. In the fourth quarter of 2005, general and administrative expenses are expected to average around $2.00/boe as a result of anticipated volume increases.

Stock Based Compensation

Stock based compensation expense of $1.1 million was recorded in the third quarter of 2005 compared to $0.1 million in the third quarter of 2004. The increase in the expense was primarily the result of stock options granted to former Vaquero employees that have remained with Highpine and to new employees hired in the quarter.

Interest and Finance Costs

Interest and finance costs for the third quarter of 2005 were $1.1 million an increase of 41% from $0.8 million for the third quarter of 2004. Interest and finance costs for the nine months ended September 30, 2005 were $2.4 million, an increase of 32% compared to $1.8 million for the nine months ended September 30, 2004. Interest and finance costs were higher in the third quarter of 2005 due to higher average debt levels in the quarter as a result of capital expenditures incurred. In April 2005, a portion of the proceeds raised from the Company's initial public offering was used to reduce debt.

Depletion, Depreciation and Accretion

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Depletion, Depreciation and Accretion ($000s)	20,550	4,448	362	34,603	10,403	233
Per boe	25.94	16.15	61	22.94	15.06	52

Depletion, depreciation and accretion ("DD&A") amounted to $20.6 million or $25.94/boe for the third quarter of 2005, compared with $4.4 million or $16.15/boe in the third quarter of 2004, a 61% increase on a per boe basis. DD&A for the nine months ended September 30, 2005 was $34.6 million or $22.94/boe compared to $10.4 million for the nine months ended September 30, 2004. The increase is attributable to increased capital expenditures in 2005 as well as the inclusion of Vaquero costs in the calculation of depletion.

Income Taxes

Cash taxes were limited to federal Large Corporation Tax of $0.4 million in the third quarter of 2005 (2004 - $43,000) and $0.6 million for the nine months ended (2004 - $0.1 million). Large Corporation Tax was higher in 2005 as a result of the completion of the Vaquero Acquisition on May 31, 2005. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine management currently believes no cash income tax will be payable in 2005 or 2006.

Future income tax expense for the third quarter of 2005 is less than the expected statutory rate due to recognizing the benefit of future tax rate reductions in the current quarter.

Cash Flow and Net Earnings

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% Change	2005	2004	% Change
Funds from operations ($000s)	29,796	5,229	470	46,593	13,518	245
Funds from operations per share – diluted	0.65	0.31	110	1.40	0.85	65
Net earnings ($000s)	6,683	507	1,218	7,419	2,129	248
Net earnings per share - diluted	0.15	0.03	400	0.22	0.13	69

Funds from operations increased 470% to $29.8 million in the third quarter of 2005 compared to $5.2 million in the third quarter of 2004. Funds from operations increased 245% to $46.6 million for the nine months ended September 30, 2005 from $13.5 million for the nine months ended September 30, 2004. Funds from operations per share increased 110% for the quarter and increased 65% for the nine months ended September 30, 2005. The increase of funds from operations per share in the third quarter is attributable to higher commodity prices and significantly higher production.

Liquidity and Capital Resources

The Company completed its initial public offering on April 5, 2005 by issuing 4.0 million Common Shares at $18.00 per share for gross proceeds of $72.0 million.

The Company has a revolving term credit facility of $105 million and a demand operating credit facility of $20 million. At September 30, 2005, Highpine had a working capital surplus of $2.9 million and net debt of $86.8 million. The amount drawn under the Company's credit facilities was $90.0 million or 72%, providing excess credit capacity of $35.0 million.

Highpine's 2005 capital budget of approximately $130 million will be funded from cash flow from operations, bank debt and a portion of the $67 million of net proceeds generated from the initial public offering on April 5, 2005.

($000s)	September 30, 2005	December 31, 2004
Bank debt	89,668	34,822
Working capital (surplus) deficiency	(2,895)	14,815
Net debt	86,773	49,637

At November 10, 2005, Highpine's bank debt was approximately $100 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and net of property dispositions, were $102.7 million for the nine months ended September 30, 2005 compared to $37.5 million for the nine months ended September 30, 2004. The increases reflect Highpine's drilling programs at Pembina and Joffre, the construction of the Violet Grove and Joffre facilities as well as costs relating to seismic and land.

The following table sets out Highpine's net capital expenditures for the nine month periods indicated.

	Nine months ended ($000s)		
	September 30, 2005	**September 30, 2004**	**% Change**
Land	34,032	2,857	1,091
Seismic	5,969	4,279	39
Drilling and completions	35,304	23,739	49
Facilities and equipment	27,843	11,127	150
Property acquisitions and disposition (net)	(482)	(4,565)	(89)
Other	79	77	3
Total	102,745	37,514	174

Contractual Obligations

The Company has entered into a new operating lease for office space for the period December 1, 2005 to November 30, 2012. Annual rental obligations are $1.2 million. The existing operating lease which was to expire on June 30, 2009 will be terminated at the end of 2005 at no cost to the Company.

Shareholders' Equity

During the third quarter of 2005, the Company issued 36,250 Common Shares upon the exercise of options for proceeds of $0.1 million.

During the second quarter of 2005, the Company issued 4.0 million Common Shares at a price of $18.00 per share for gross proceeds totalling $72.0 million pursuant to its initial public offering. Costs associated with the issuance of the Common Shares were $4.8 million including the underwriters' fee of $3.7 million. On April 5, 2005, the issued and outstanding Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "HPX".

The Company also issued 19.5 million Common Shares to acquire all the outstanding shares of Vaquero Energy Ltd. on May 31, 2005.

As at November 10, 2005, the Company had 44.2 million Common Shares outstanding and 3.8 million shares issuable upon the exercise of options.

Quarterly Financial Results ($000s except per share data)	2005			2004			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues [1]	52,075	22,320	14,635	12,584	11,787	11,359	6,320
Net earnings (loss)	6,683	(32)	768	1,047	507	1,371	252
Net earnings (loss) per share – basic	0.15	(0.00)	0.04	0.05	0.03	0.09	0.02
Net earnings (loss) per share – diluted	0.15	(0.00)	0.04	0.05	0.03	0.09	0.02
Funds from operations	29,796	9,858	6,940	6,254	5,229	5,493	2,797
Funds from operations per share - basic	0.67	0.31	0.32	0.31	0.31	0.36	0.18
Funds from operations per share – diluted	0.65	0.31	0.32	0.31	0.31	0.36	0.18
Property and corporate acquisitions	-	257,314	-	-	-	-	51,151
Capital expenditures [2]	48,149	19,839	34,757	23,620	12,304	16,711	8,498
Total assets	715,360	677,834	198,599	163,388	138,941	129,187	117,641

Notes:
(1) Total revenues are after hedging expense and include processing and pipeline revenues.
(2) Capital expenditures are net of property dispositions.

CHANGES IN ACCOUNTING POLICIES IN THE CURRENT PERIOD

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new CICA accounting guideline 15 ("AcG-15"), "Consolidation of Variable Interest Entities". This standard requires that certain entities be consolidated by the primary beneficiary. There is no impact on the Company's financial statements as a result of adopting this guideline.

Future Accounting Change

Financial Instruments

The CICA has issued a new accounting standard, CICA Accounting Standard Handbook section 3855, "Financial Instruments Recognition and Measurement." This standard prescribes how and at what amount financial assets, financial liabilities and non-financial derivatives are to be recognized on the balance sheet. The standard prescribes fair value in some cases while cost-based measures are prescribed in other cases. It also specifies how financial instrument gains and losses are to be presented. The new standard is effective for fiscal years beginning on or after October 1, 2006. The Company has not assessed the impact of this standard on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Highpine can be found in Note 1 to the December 31, 2004 consolidated financial statements. A summary of the Company's critical

accounting estimates can be found in management's discussion and analysis for the year ended December 31, 2004.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development and acquisition of crude oil, natural gas and NGLs. Primary risks include the uncertainty associated with exploration drilling, changes in production practices, product pricing, industry competition and government regulation.

Drilling activities are subject to numerous technical risks and uncertainties. Highpine attempts to minimize exploration risk by utilizing trained professional staff and conducting extensive geological and geophysical analysis prior to drilling wells.

Highpine utilizes sound marketing practices in an attempt to partially offset the cyclical nature of commodity prices which are subject to external influences beyond Highpine's control. Fluctuations in commodity prices and foreign exchange rates may significantly impact Highpine's revenue.

The oil and natural gas industry is extremely competitive and Highpine must compete with numerous larger, well-established organizations in all phases of the exploration business.

Highpine monitors and complies with current government regulations that affect its activities, although operations may be adversely affected by changes in government policy, regulations or taxation. In addition, Highpine maintains a level of liability, property and business interruption insurance which is believed to be adequate for Highpine's size and activities. Highpine is unable to obtain insurance to cover all risks within the business or in amounts to cover all possible claims.

Special Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements subject to substantial known and unknown risks and uncertainties, most of which are beyond Highpine's control. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements.

Such factors include, but are not limited to: the impact of general economic conditions in Canada and the United States; industry conditions including changes in laws and regulations, including adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; the results of exploration and development drilling and related activities; imprecision in reserve estimates; the production and growth potential of the Company's various assets; fluctuations in foreign exchange or interest rates; stock market volatility; risks associated with hedging activities; and obtaining required approvals from regulatory authorities.

Accordingly, there is no assurance that the expectations conveyed by the forward-looking statements will prove to be correct. All subsequent forward-looking statements, whether written or orally attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by these cautionary statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable securities laws.

Consolidated Balance Sheets
(Thousands)

	September 30, 2005 (unaudited)	December 31, 2004 (audited)
Assets		
Current assets:		
Accounts receivable	$ 36,531	$ 13,366
Prepaid expenses and deposits	1,702	659
	38,233	14,025
Property, plant and equipment (note 3)	461,377	134,282
Long-term investment, at cost	1,000	1,000
Goodwill	214,750	14,081
	$ 715,360	$ 163,388
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 35,338	$ 28,840
Financial instruments (note 7)	192	-
Bank indebtedness (note 5)	89,668	34,822
	125,198	63,662
Future income taxes	79,849	20,419
Asset retirement obligations (note 4)	5,516	1,974
Shareholders' equity:		
Share capital (note 6)	479,413	52,830
Contributed surplus (note 6)	2,339	511
Retained earnings	23,045	23,992
	504,797	77,333
Contingency (note 8)		
	$ 715,360	$ 163,388

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings and Retained Earnings
(Unaudited; Thousands except per share amounts)

	Three months ended		Nine months ended	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Revenues:				
Oil and gas revenues	51,495	11,676	87,405	29,083
Royalties, net of Alberta royalty tax credits	(12,986)	(3,370)	(22,643)	(7,466)
	38,509	8,306	64,762	21,617
Processing and pipeline revenues	580	111	1,625	382
Interest and other income	1	309	6	342
	39,090	8,726	66,393	22,341
Expenses:				
Operating costs	5,546	1,658	10,998	4,544
Transportation costs	714	163	1,867	441
General and administrative	1,605	571	3,957	1,646
Depletion, depreciation and accretion	20,550	4,448	34,603	10,403
Interest and finance costs	1,080	768	2,439	1,848
Stock based compensation (note 6)	1,080	130	1,852	231
	30,575	7,738	55,716	19,113
Earnings before taxes	8,515	988	10,677	3,228
Taxes:				
Current	419	43	550	112
Future	1,413	438	2,708	987
	1,832	481	3,258	1,099
Net earnings	6,683	507	7,419	2,129
Retained earnings, beginning of period	16,362	22,438	23,992	20,816
Stock dividend and adjustment (note 6)	-	-	(8,366)	-
Retained earnings, end of period	23,045	22,945	23,045	22,945
Net earnings per share (note 6)				
Basic	$0.15	$0.03	$0.23	$0.14
Diluted	$0.15	$0.03	$0.22	$0.13

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(Unaudited; Thousands)

	Three months ended		Nine months ended	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Cash provided by (used in):				
Operating Activities:				
Net earnings	6,683	507	7,419	2,129
Items not involving cash:				
Depletion, depreciation and accretion	20,550	4,448	34,603	10,403
Future income taxes	1,413	438	2,708	987
Gain on sale of investment	-	(294)	-	(294)
Stock based compensation	1,080	130	1,852	231
Unrealized financial instruments	70	-	11	-
Shares issued for services performed	-	-	-	62
Funds from operations	29,796	5,229	46,593	13,518
Change in non-cash working capital relating to operations	(14,940)	(6,444)	(29,505)	(2,909)
	14,856	(1,215)	17,088	10,609
Financing Activities:				
Common shares issued for cash, net of share issue costs	(2)	10,691	67,189	10,691
Proceeds on exercise of stock options	104	-	104	-
Increase (decrease) in bank indebtedness	23,821	(7,817)	17,818	43,335
	23,923	2,874	85,111	54,026
Investing Activities:				
Property, plant and equipment additions	(48,631)	(15,700)	(103,227)	(42,079)
Debenture receivable repayment	-	-	-	3,737
Purchase (sale) of investments	-	1,278	-	(466)
Proceeds on the disposition of property, plant and equipment	482	3,396	482	4,565
Net cash paid on business combination	-	-	(429)	(42,089)
Change in non-cash working capital relating to investing activities	9,370	9,367	975	11,159
	(38,779)	(1,659)	(102,199)	(65,173)
Decrease in cash and cash equivalents	-	-	-	(538)
Cash and cash equivalents, beginning of period	-	-	-	538
Cash and cash equivalents, end of period	-	-	-	-
Cash interest paid	982	615	1,946	1,289
Cash taxes paid	60	(15)	356	60

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Unaudited; Tabular amounts in thousands except per share amounts)

Three and nine months ended September 30, 2005 and 2004

1. **Significant accounting policies:**

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the most recent audited annual consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2004.

2. **Acquisition of Vaquero Energy Ltd.:**

On May 31, 2005, Highpine acquired Vaquero Energy Ltd. ("Vaquero") for consideration of 19.5 million class A common shares with an ascribed value of $350.9 million. Vaquero was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment	$	257,314
Goodwill		200,669
Working capital (deficiency)		(10,821)
Bank debt		(37,028)
Asset retirement obligations		(1,903)
Financial instruments		(181)
Future income taxes		(56,725)
	$	351,325
Consideration		
Acquisition costs	$	429
Class A common shares issued		350,896
	$	351,325

3. **Property, plant and equipment:**

At September 30, 2005, approximately $117.7 million (December 31, 2004 - $13.0 million) of unproved properties were excluded from the depletion calculation. Future development costs of $15.5 million (December 31, 2004 - $9.5 million) were included in the depletion calculation. During the nine months ended September 30, 2005, general and administrative expenses of $0.7 million (September 30, 2004 - $0.2 million) were capitalized.

4. Asset retirement obligations:

At September 30, 2005, the estimated total undiscounted cash flows required to settle asset retirement obligations were $9.3 million. Expenditures to settle asset retirement obligations will be incurred between 2005 and 2025. Estimated cash flows have been discounted using an annual credit adjusted risk-free interest rate of 8.0 percent per annum and have been inflated using an inflation rate of 2.0 percent per annum.

Changes to asset retirement obligations were as follows:

	Nine months ended September 30, 2005	Year ended December 31, 2004
Asset retirement obligations, beginning of period	$ 1,974	$ 378
Liabilities acquired	1,903	950
Liabilities incurred	1,422	1,144
Liabilities disposed of	-	(600)
Accretion expense	217	102
Asset retirement obligations, end of period	$ 5,516	$ 1,974

5. Bank indebtedness:

At September 30, 2005, the Company had available a $105 million revolving term credit facility and a $20 million demand operating credit facility with Canadian financial institutions. The revolving term credit facility revolves until May 31, 2006 unless it is extended for a 364-day period. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25% depending on the Company's ratio of consolidated debt to net income before interest, taxes, depletion, depreciation, accretion and compensation expense. The demand operating facility bears interest at the lenders' prime rate. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

6. Share capital:

	Nine months ended September 30, 2005			Year ended December 31, 2004		
	Number		Amount	Number		Amount
Class A common shares:						
Balance, beginning of period	15,208	$	24,247	13,195	$	13,455
Issued to acquire Vaquero Energy Ltd.	19,494		350,896	-		-
Issued for cash	4,000		72,000	1,200		6,000
Shares issued for services performed	-		-	13		62
Conversion of Class B shares	1,271		1	-		-
Flow-through shares issued	-		-	800		4,800
Flow-through shares renounced	-		(1,613)	-		
Special warrants exercised	3,300		28,582	-		-
Stock dividend and adjustment	930		8,366	-		-
Stock option exercises	36		104	-		-
Contributed surplus transferred on exercise of options	-		24	-		-
Share issue costs less tax effect (2005 – $1,617; 2004 - $38)	-		(3,194)	-		(70)
Balance, end of period	44,239	$	479,413	15,208	$	24,247
Class B common shares:						
Balance, beginning of period	1,271		1	1,271		1
Conversion of Class B shares	(1,271)		(1)	-		-
Balance, end of period	-	$	-	1,271	$	1
Special Warrants:						
Balance, beginning of period	3,300		28,582	-		-
Issued for cash	-		-	3,300		29,700
Exercised	(3,300)		(28,582)	-		-
Share issue costs less tax effect (2004 - $602)	-		-	-		(1,118)
Balance, end of period	-	$	-	3,300	$	28,582
Total		$	479,413		$	52,830

6. Share capital (continued):

On February 3, 2005, the Company filed Articles of Amendment to amend the provisions of the series 1 class B shares and as such, the series 1 class B shares were automatically converted into class A common shares on February 4, 2005. On February 15, 2005, the Company declared a stock dividend in the amount of $7.0 million which resulted in 0.047 of a class A common share being issued for each issued and outstanding class A common share. In accordance with the terms of the issued and outstanding special warrants of the Company the stock dividend resulted in an additional 0.2 million class A common shares being issuable upon exercise of the outstanding special warrants.

On March 31, 2005, 3.5 million class A common shares of the Company were issued upon the exercise of the special warrants.

On April 5, 2005, 4.0 million class A common shares of the Company were issued pursuant to the Company's initial public offering.

On May 31, 2005, 19.5 million class A common shares of the Company were issued as consideration to acquire the outstanding shares of Vaquero.

Per share amounts:

Weighted average number of Common shares outstanding	Three months ended		Nine months ended	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Basic	44,208	16,638	32,071	15,652
Dilutive effect of options	1,529	258	1,200	185
Diluted	45,737	16,896	33,271	15,837

Weighted average common shares outstanding have been retroactively restated to give effect to the February 15, 2005 stock dividend.

Stock options:

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

6. Share capital (continued):

A summary of changes is as follows:

	Nine months ended September 30, 2005		Year ended December 31, 2004	
	Class A Common shares issuable upon exercise of options	Weighted Average exercise price	Class A Common shares issuable upon exercise of options	Weighted Average exercise price
Balance, beginning of period	1,542	$5.26	530	$2.84
Granted	2,221	$18.81	1,012	$6.53
Exercised	(36)	$3.02	-	-
Cancelled	(19)	$5.67	-	-
Adjustment as a result of stock dividend	73	-	-	-
Balance, end of period	3,781	$13.14	1,542	$5.26
Exercisable, end of period	415	$3.38	175	$2.78

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for the 2005 grants:

	Nine months ended September 30, 2005
Dividend yield	-
Expected volatility	45%
Risk free rate of return	4.5%
Expected option life	4 years
Weighted average fair market value per option	$7.40

Contributed surplus:

	Nine months ended September 30, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 511	$ 114
Compensation expense, net of recovery	1,852	397
Transferred to share capital on exercise of options	(24)	-
Balance, end of period	$ 2,339	$ 511

7. **Commodity price risk management:**

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. The Company considers all of these transactions to be effective economic hedges, however, these transactions may not qualify as effective hedges for accounting purposes. The following commodity price risk management agreements were in place at September 30, 2005:

Financial WTI crude oil contracts

Term	Contract	Volume (bbls/d)	Fixed Price/bbl	Unrealized Loss (CDN)
Jan 05 to Dec 05	Swap	700	CDN $47.20	2,544
Jan 06 to Dec 06	Collar	2,000	US $60.00 to $69.80	1,658
Jan 06 to Dec 06	Collar	1,000	US $55.00 to $77.25	574

Financial AECO natural gas contract

Term	Contract	Volume (GJs/d)	Fixed Price/GJ	Unrealized Loss (CDN)
Jan 06 to Dec 06	Collar	5,000	CDN $9.00 to $14.70	192

Physical AECO natural gas contract

Term	Contract	Volume (GJs/d)	Fixed Price/GJ	Unrealized Loss (CDN)
Apr 05 to Oct 05	Collar	3,000	CDN $5.75 to $7.45	361

The financial AECO natural gas contract has not been designated as an effective accounting hedge. Accordingly, the financial AECO natural gas contract has been accounted for as a liability in the consolidated balance sheet based on its fair value.

8. **Contingency:**

On December 14, 2004, the Company was granted a license from the Alberta Energy and Utilities Board (the "AEUB") relating to the expansion of an existing facility. On December 15, 2004, a notice of objection was filed with the AEUB by a corporation which is a joint lease owner where the facility is being constructed. To date, the AEUB has not ruled on the merits of the notice of objection. Although management of the Company is of the view that the objection submitted by the corporation is without merit and will continue to defend the interests of the Company in the facility, it is possible that the AEUB may render a decision in this matter which would have an adverse effect on the Company and its processing capabilities in an area which is significant to the Company.

About Highpine Oil & Gas Limited

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina and Windfall/Chip Lake/Joffre areas of Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

Reader Advisory

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Statements in this press release contain forward-looking information including expectations of future production. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362


SEC MAIL
RECEIVED
PROCESSING
MAR 2 2 2006
WASH. D.C.
213
SECTION

**HIGHPINE OIL & GAS LIMITED AND WHITE FIRE ENERGY LTD.
ANNOUNCE PROPOSED MERGER**

Calgary, Alberta, December 12, 2005 - Highpine Oil & Gas Limited ("Highpine") and White Fire Energy Ltd. ("White Fire") are pleased to jointly announce that the two companies have entered into a merger agreement, whereby Highpine will acquire all of the issued and outstanding shares of White Fire pursuant to a Plan of Arrangement (the "Arrangement"). The Arrangement is subject to approval by the Court of Queen's Bench of Alberta, applicable regulatory authorities and White Fire shareholders no later than February 28, 2006.

Under the Arrangement, shareholders of White Fire will receive for each common share of White Fire held 0.132 of a class "A" common share of Highpine.

This transaction further strengthens Highpine's dominant position in the prolific Pembina Nisku exploration trend and extends Highpine's West Central Gas Fairway with new undeveloped lands and high-quality natural gas drilling prospects.

Highpine will continue to be managed by its current executive team led by Mr. Gordon Stollery, Chairman, President and Chief Executive Officer and Mr. Greg Baum, Executive Vice President and Chief Operating Officer. In addition, Highpine is pleased to announce that Mr. Ken Woolner has agreed to join the board of directors of Highpine and that Mr. Bob Rosine, Mr. Robert Fryk, Mr. Rob Pinckston and Mr. Dave Humphreys of White Fire, have agreed to join the management of Highpine upon the successful completion of the Arrangement. Messrs. Rosine, Fryk, Pinckston and Humphreys have agreed to deposit all of the Highpine shares which they receive pursuant to the Arrangement in escrow which shares will be releasable to them from escrow over a period of approximately three years from the closing date of the Arrangement provided that they are an employee of Highpine on the release dates.

"I am very excited to be able to announce the merger of Highpine and White Fire," said Mr. Stollery. "This combination creates significant operational synergies at Pembina, adds additional Nisku drilling prospects and strengthens Highpine's management and technical teams thereby enhancing our ability to execute our business plan. In addition, White Fire's prospects at Wilson Creek and Ferrier complement our extensive West Central Gas Fairway land holdings and drilling inventory of natural gas prospects. Several of these prospects will be drilled as soon as possible in the new year."

Mr. Woolner, Chairman of White Fire, added, "Consolidation in the Pembina Nisku trend is strategically very beneficial, allowing a few larger companies the strength and resources to optimally drill, exploit and operate the Nisku pools discovered along the trend. Highpine, with its vast land holdings, and control and ownership of the critical facility infrastructure, was the logical company for us to merge with. Our management and technical staff are keen to join Gordon Stollery and the Highpine team to help develop the assets. I strongly believe that this combination will benefit both shareholder groups."

Pro Forma Highpine Highlights:

The merged entity will be a light oil and natural gas (with liquids) exploration company with its core asset base located in an exciting oil exploration play on the prolific Pembina Nisku trend. In addition, Highpine will have diversified oil and gas exploration and development opportunities in Joffre/Gilby, Windfall, Chip Lake, McLeod/Goodwin, Wilson Creek and Ferrier.

Pro forma the 2005 exit production from the merged entity, including Pembina, will be between 13,000 to 14,000 boe/d. The total productive capability, including behind-pipe production will be 16,000 to 17,000 boe/d. Pro forma reserves are estimated at 26 million barrels of proved plus probable reserves. Combined undeveloped land holdings will be approximately 230,000 net acres.

At Pembina, pro forma, Highpine will have:

- Total undeveloped land in excess of 80,000 net acres.

- An average working interest of approximately 72%.
- A 3-D seismic base of approximately 1,000 square kilometres, that essentially covers the entire Nisku play.
- Approximately 90 distinct seismically defined locations at an approximate 70% working interest.
- 20 contingent locations and several additional leads/opportunities in the Nisku play.
- Control of facilities with a capacity net to Highpine of approximately 20,000 bbls/d.

In addition to Pembina, Highpine will have six additional core areas at Joffre/Gilby, Windfall, Chip Lake, McLeod/Goodwin, Wilson Creek and Ferrier. In its West Central Gas Fairway, Highpine will have over 90,000 net acres of undeveloped land and a drilling inventory in excess of 60 drilling locations, at an average working interest of approximately 70%. This inventory targets high quality, medium depth, medium risk, multi-zone natural gas with associated liquids in Western Canada.

On a combined basis, the two companies have a 2006 capital expenditure budget of $160 million and intend to drill approximately 70 to 90 wells in 2006. 2006 production guidance is estimated between 16,000 and 18,000 boe/d. Total combined net debt is approximately $93 million as of December 12, 2005 and Highpine, on closing of the Arrangement, will have approximately 48.3 million basic and 52.0 million fully diluted class "A" common shares outstanding. Pursuant to the Arrangement, the outstanding stock options and common share purchase warrants of Whitefire will be cancelled in consideration of a cash payment equal to the difference between the exercise price of the option or warrant, as applicable, and $3.11.

Management and Board Recommendations

The Arrangement has the support of the board of directors of both White Fire and Highpine.

Upon the recommendation of a Special Committee of independent directors of White Fire, the board of directors of White Fire (excluding John Brussa, also being a member of the Board of Highpine having declared his interest and not participated in consideration or approval of the Arrangement) has concluded that the Arrangement is in the best interests of its shareholders and will recommend that White Fire shareholders vote their White Fire shares in favour of the Arrangement. Directors and officers of White Fire, holding approximately 14% of the fully diluted common shares of White Fire, have entered into lock-up agreements whereby they have agreed to vote their White Fire shares in favour of the Arrangement. Tristone Capital Inc. has provided the board of directors of White Fire with their fairness opinion, subject to their review of the final form of the documents effecting the Arrangement, that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view.

Upon the recommendation of a Special Committee of independent directors of Highpine, the board of directors of Highpine (excluding John Brussa, also being a member of the Board of White Fire having declared his interest and not participated in consideration or approval of the Arrangement) has approved the Arrangement and has received an opinion from FirstEnergy Capital Corp. that the transaction is fair, from a financial point of view, subject to a review of the final form of documents effecting the Arrangement.

White Fire has agreed to pay Highpine a non-completion fee in the amount of $3 million in certain circumstances if the Arrangement is not completed. White Fire has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving White Fire and has granted Highpine certain pre-emptive rights if White Fire receives any other offers.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction. The class "A" common shares of Highpine will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration or applicable exemption therefrom.

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release may contain forward-looking information including expectations of future production and components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the companies. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

The reader is further cautioned that the preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

For further information please contact:

Highpine Oil & Gas Limited
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Canada

A. Gordon Stollery, Chairman, President
and Chief Executive Officer
Greg N. Baum, Executive Vice President
and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance
and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

White Fire Energy Ltd.
Suite 850, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Canada

Bob Rosine, President
and Chief Executive Officer
Robert B. Fryk
Chief Operating Officer

Telephone: (403) 296-4772
Facsimile: (403) 296-4777
Website: www.white-fire.ca

File No. 82-34869


HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES UPDATED CORPORATE PRESENTATION

Calgary, Alberta, January 10, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce that it has posted an updated corporate presentation on its website at www.highpineog.com.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina and Windfall/Chip Lake/Joffre areas of Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

File No. 82-34869


HIGHPINE
OIL & GAS LIMITED

PRESS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

HIGHPINE OIL & GAS LIMITED ANNOUNCES $100.6 MILLION BOUGHT DEAL EQUITY FINANCING

Calgary, Alberta, February 2, 2006 - Highpine Oil & Gas Limited (HPX - TSX) ("Highpine") announces that it has entered into an agreement to sell to a syndicate of underwriters led by RBC Capital Markets and including FirstEnergy Capital Corp, GMP Securities LP, Tristone Capital Inc., BMO Nesbitt Burns Inc., and Wellington West Capital Markets Inc. (collectively, the "Underwriters"), 4,300,000 class A common shares at a price of $23.40 per common share to raise aggregate gross proceeds of $100,620,000 on a bought deal basis. Closing is expected to occur on or about February 23, 2006.

The net proceeds from the financing will be used to fund Highpine's 2006 capital expenditure program and for general corporate purposes. Highpine's 2006 capital expenditure program is anticipated to be approximately $140 million, and will increase to approximately $160 million assuming Highpine acquires White Fire Energy Ltd., which program will primarily fund its Pembina and West Central Gas Fairway exploration and production programs as well as the ongoing evaluation of high impact prospects at Crystal, Medicine Lodge and Ferrier.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina and Windfall/Chip Lake/Joffre areas of Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".
For further information please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The class A common shares offered will not be and have not been registered under the United States Securities Act of 1933 (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release contains certain forward-looking statements, including expectations of future operating and financial results. These statements are based on Highpine's current expectations and assumptions that could prove to be incorrect. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of risks, uncertainties and other factors, such as: changes in the general economic, market, regulatory, industry and business conditions; fluctuations in commodity prices and currency exchange rates; the successful and timely implementation of growth projects; imprecision of reserve estimates; environmental risks; competition from other industry participants; availability of capital; and uncertainties resulting from potential delays or changes in plans, among others. See Highpine's 2004 annual information form and other documents Highpine files with Canadian securities regulatory authorities for further details, copies of which are available from Highpine directly or on its website; www.highpineog.com or on the SEDAR website www.sedar.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

File No. 82-34819


SEC MAIL
RECEIVED
PROCESSING
MAR 22 2006
WASH. D.C.
213
SECTION


HIGHPINE
OIL & GAS LIMITED

PRESS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

HIGHPINE OIL & GAS LIMITED ANNOUNCES $100.6 MILLION BOUGHT DEAL EQUITY FINANCING

Calgary, Alberta, February 2, 2006 - Highpine Oil & Gas Limited (HPX - TSX) ("Highpine") announces that it has entered into an agreement to sell to a syndicate of underwriters led by RBC Capital Markets and including FirstEnergy Capital Corp, GMP Securities LP, Tristone Capital Inc., BMO Nesbitt Burns Inc., and Wellington West Capital Markets Inc. (collectively, the "Underwriters"), 4,300,000 class A common shares at a price of $23.40 per common share to raise aggregate gross proceeds of $100,620,000 on a bought deal basis. Closing is expected to occur on or about February 23, 2006.

The net proceeds from the financing will be used to fund Highpine's 2006 capital expenditure program and for general corporate purposes. Highpine's 2006 capital expenditure program is anticipated to be approximately $140 million, and will increase to approximately $160 million assuming Highpine acquires White Fire Energy Ltd., which program will primarily fund its Pembina and West Central Gas Fairway exploration and production programs as well as the ongoing evaluation of high impact prospects at Crystal, Medicine Lodge and Ferrier.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina and Windfall/Chip Lake/Joffre areas of Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".
For further information please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The class A common shares offered will not be and have not been registered under the United States Securities Act of 1933 (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release contains certain forward-looking statements, including expectations of future operating and financial results. These statements are based on Highpine's current expectations and assumptions that could prove to be incorrect. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of risks, uncertainties and other factors, such as: changes in the general economic, market, regulatory, industry and business conditions; fluctuations in commodity prices and currency exchange rates; the successful and timely implementation of growth projects; imprecision of reserve estimates; environmental risks; competition from other industry participants; availability of capital; and uncertainties resulting from potential delays or changes in plans, among others. See Highpine's 2004 annual information form and other documents Highpine files with Canadian securities regulatory authorities for further details, copies of which are available from Highpine directly or on its website; www.highpineog.com or on the SEDAR website www.sedar.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

File No. 82-34869


HIGHPINE
OIL & GAS LIMITED


WHITEFIRE

JOINT PRESS RELEASE

HIGHPINE OIL & GAS LIMITED
ANNOUNCES CLOSING OF ACQUISITION OF WHITE FIRE ENERGY LTD.

Calgary, Alberta, February 21, 2006 - Highpine Oil & Gas Limited (HPX - TSX) ("Highpine") and White Fire Energy Ltd. (WF - TSX) ("White Fire") announce today that the previously announced Plan of Arrangement (the "Arrangement") involving Highpine and White Fire has been completed. The Arrangement was approved at the special meeting of shareholders of White Fire and by the Court of Queen's Bench of Alberta earlier today. Holders of common shares of White Fire voted 99.9% in favour of the Arrangement resolution. Highpine issued 4,089,087 class "A" common shares to the former shareholders of White Fire on completion of the Arrangement.

Highpine now has 48.3 million class "A" common shares outstanding.

It is anticipated that White Fire's common shares will be delisted from the Toronto Stock Exchange at the close of business on Friday, February 24, 2006.

Highpine is pleased to announce that Mr. Ken Woolner joined the board of directors of Highpine upon completion of the Arrangement and that Mr. Robert Rosine, Mr. Robert Fryk, Mr. Rob Pinckston and Mr. Dave Humphreys of White Fire, joined the management of Highpine in the capacities set forth below upon completion of the Arrangement. Messrs. Rosine, Fryk, Pinckston and Humphreys deposited all of the Highpine shares which they received pursuant to the Arrangement in escrow which shares will be releasable to them from escrow over a period of approximately three years from the closing date of the Arrangement provided that they are an employee of Highpine on the release dates.

Robert Rosine – Executive Vice President, Corporate Development. Mr. Rosine was the President and Chief Executive Officer of White Fire. From June 2004 to April 2005, Mr. Rosine was Chief Operating Officer of Lightning Energy Ltd. and prior thereto, from November 2001 to June 2004, Mr. Rosine was the President and Chief Executive Officer of Brooklyn Energy Corporation which he co-founded.

Robert Fryk – Senior Vice President, Engineering and Operations. Mr. Fryk replaces Vince Farkas, who has left Highpine to pursue other interests. Mr. Fryk is a Professional Engineer with 22 years of experience. Most recently, he was the Chief Operating Officer of White Fire and prior to that he was the Vice President, Engineering and Acquisitions of Lightning Energy Ltd. Mr. Fryk's other prior experience includes co-founding and acting as the Vice President, Engineering and Operations of Brooklyn Energy Corporation and as the Chief Operating Officer of Maxx Petroleum Ltd.

Dave Humphreys – Vice President, Operations. Mr. Humphreys has 19 years of operations and management experience. Most recently he was the Vice President, Operations of White Fire and prior thereto was the Vice President, Operations at Virtus Energy Ltd., Production Manager of Husky Oil and Production Manager of Ionic Energy Ltd.

Rob Pinckston – Vice President, W5M Gas. Mr. Pinckston has 17 years of geological experience. Most recently, Mr. Pinckston was the Vice President, Exploration at White Fire and from January 2001 to March 2005, he was the Exploration Manager of Tempest Energy Corporation which he co-founded. Mr. Pinckston's prior work experience includes working for Husky Oil and Renaissance Energy as a Senior Geologist.

For further information please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

File No. 82-34869


HIGHPINE
OIL & GAS LIMITED

PRESS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAWS.

HIGHPINE OIL & GAS LIMITED COMPLETES $100.62 MILLION BOUGHT DEAL FINANCING

Calgary, Alberta, February 23, 2006 – Highpine Oil & Gas Limited (HPX-TSX) ("**Highpine**" or the "**Company**") is pleased to announce that it has closed its previously announced bought deal financing. At closing, Highpine issued 4,300,000 class A common shares at a price of $23.40 per share for gross proceeds of $100.62 million. The underwriting syndicate was led by RBC Dominion Securities Inc. and included FirstEnergy Capital Corp., GMP Securities L.P., Tristone Capital Inc., BMO Nesbitt Burns Inc. and Wellington West Capital Markets Inc.

The net proceeds of the offering will be used to fund Highpine's capital expenditure program in 2006 and for general working capital purposes.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The common shares offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Reader Advisory

Statements in this press release contain forward-looking information including expectations. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The

Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

File No. 82-34867


HIGHPINE
OIL & GAS LIMITED


SEC MAIL
RECEIVED
PROCESSING
MAR 2 2 2006
WASH., D.C.
213
SECTION

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED TO PRESENT AT THE FIRSTENERGY EAST COAST CANADIAN ENERGY CONFERENCE

Calgary, Alberta, February 27, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") will be presenting at the FirstEnergy Capital Corp. East Coast Canadian Energy Conference, which is taking place March 1st, 2nd and 3rd, 2006 in New York City, New York. Mr. Greg N. Baum, Executive Vice President and Chief Operating Officer of Highpine, is scheduled to present at approximately 1:30 p.m. Eastern time on Thursday, March 2, 2006. The presentation will include information concerning Highpine's 2005 performance and its 2006 strategy and outlook.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina and Windfall/Chip Lake/Joffre areas of Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
website: www.highpineog.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

File No. 82-34869


HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES UPDATED CORPORATE PRESENTATION

Calgary, Alberta, March 2, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce that it has posted an updated corporate presentation on its website at www.highpineog.com.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina and Windfall/Chip Lake/Joffre areas of Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.


SEC MAIL
RECEIVED
PROCESSING
MAR 2 2 2006
WASH. D.C.
213
SECTION


HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES 2005 FINANCIAL AND OPERATIONAL RESULTS AND 2006 OUTLOOK

Calgary, Alberta, March 8, 2006 – Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to provide its financial and operational results from an exceptional growth year in 2005 and its 2006 outlook.

2005 Financial and Operational Highlights

- Oil and gas revenues increased 237% to $147.3 million from $43.7 million in 2004;
- Cash flow increased 277% to $74.6 million from $19.8 million in 2004; Cash flow per diluted share increased 80% to $2.09 from $1.16 in 2004;
- Net earnings increased 286% to $12.3 million from $3.2 million in 2004; Net earnings per diluted share increased 79% to $0.34 from $0.19 in 2004;
- Net capital expenditures, excluding acquisitions, increased 151% to $153.6 million from $61.1 million in 2004;
- Average daily production increased 137% to 6,288 boe/d from 2,648 boe/d in 2004 with 2005 year-end exit rate production of approximately 11,800 boe/d and current production of approximately 13,000 boe/d;
- High operating netbacks of $39.78 per boe for 2005 and $44.90 and $41.93 per boe for Q3/2005 and Q4/2005 respectively, before hedging activities;
- Low operating costs, net of processing revenues, of $6.18 per boe for 2005. Highpine's operating costs trended lower through-out the year, as a result of higher volumes being processed at Company owned facilities. This trend is expected to continue in 2006;
- Drilled 56 (36.4 net) wells with a 63% success rate on fully evaluated wells;
- Drilled 28 (17.5 net) successful oil and gas exploration wells in Pembina and the West Central Alberta Gas Fairway, including the 100% owned Nisku oil discovery at 9-35-48-8 W5M, which is currently flowing at approximately 2,000 boe/d;
- Licensed, designed, constructed and commissioned Highpine's 80% owned and operated 15,000 bbl/d sour oil handling facility with sour gas compression capacity of 23 mmcf/d (raw) at Violet Grove, in the heart of the Nisku trend;
- Commissioned a 100% owned and operated 10 mmcf/d gas processing plant in the West Central Alberta Gas Fairway;
- Acquired 15% ownership in the newly commissioned Dominion operated oil battery at Pembina that is designed to handle 19,000 bbl/d sour oil with sour gas compression capacity of 30.0 mmcf/d (raw); and
- Completed a merger with Vaquero Energy Ltd. ("**Vaquero**") adding complimentary assets in the prolific Pembina Nisku play and the West Central Alberta Gas Fairway.

Year-End Reserves Highlights

- Independent reserve report prepared by Paddock Lindstrom & Associates Ltd. ("**Paddock**") evaluating Highpine's oil, natural gas liquids and natural gas reserves as at December 31, 2005. These reserves do not include the reserves of White Fire Energy Ltd. ("**White Fire**");
  - Proved reserves increased 92% in 2005 to 15.72 million barrels of oil equivalent (mmboe), net of production and revisions; and
  - Proved plus probable reserves increased 100% in 2005 to 24.36 mmboe, net of production and revisions.

Undeveloped Land Holdings

- As at December 31, 2005, Highpine's net undeveloped land holdings increased 132% to 210,000 net acres from 90,600 net acres in 2004;
- Current net undeveloped land holdings, including land acquired since December 31, 2005, and lands acquired with the recently completed merger with White Fire are estimated at 242,000 net acres of which 90,000 net acres are in Pembina and 98,150 net acres are in the West Central Alberta Gas Fairway; and
- The undeveloped land contains our inventory of approximately 150 (105 net) firm drilling locations of which 90 (62.2 net) are in the Pembina Nisku trend. Of that amount, 84 (58 net) of the Pembina locations target potential new reserves for Highpine. The other 6 (4.2 net) firm locations have been assigned reserves in the December 31, 2005 Paddock Reserves Report.

Pembina Drilling Licences

- Highpine is pleased to announce that it has recently obtained two AEUB approved drilling licenses to drill Nisku oil wells at 10-7-48-9 W5M and 13-34-48-10 W5M in the Pembina area. It is expected that the first well will be spudded prior to spring break-up;
- Highpine is also in the process of licensing ten additional locations; and
- In Pembina, thus far in 2006, 2 gross (0.75 net) wells have been drilled and cased and are awaiting completion.

Personnel Appointments

- Greg Baum has been appointed President of the Company, with the overall responsibility of Highpine; and
- Doug McArthur has been appointed Senior Vice President, Exploration, with the overall responsibility for all of Highpine exploration efforts, including Pembina, the West Central Alberta Gas Fairway and new ventures.

2006 Outlook Highlights

- Completed merger with White Fire on February 21, 2006 adding complimentary assets and key White Fire executives;
- Strengthened Highpine's management team increasing Highpine's ability to execute its business plans and identify growth opportunities;
- Completed a bought deal financing offering of 4.3 million common shares raising gross proceeds of $100.6 million;
- Estimated 2006 production guidance to average approximately 16,000 to 18,000 boe/d; and

- 2006 capital expenditure program of $160 million.

Financial and Operational Results

The following table summarizes certain financial and operating information for the periods indicated.

	Three months ended Dec 31			Twelve months ended Dec 31		
(000s except per share data and per boe amounts)	2005	2004	% Change	2005	2004	% Change
Financial						
Total revenue[1]	54,614	12,585	334	143,644	42,051	242
Cash flow from operations	27,957	6,255	347	74,550	19,773	277
Per share – diluted	0.62	0.31	120	2.09	1.16	80
Net earnings	4,855	1,047	364	12,274	3,177	286
Per share – diluted	0.11	0.05	120	0.34	0.19	79
Net debt [2]	109,599	49,637	121	109,599	49,637	121
Total assets	753,690	163,388	361	753,690	163,388	361
Corporate acquisitions (net)([3])	-	-	-	257,314	51,151	403
Capital expenditures([4])	50,861	23,619	115	153,606	61,133	151
Total shares outstanding ([5])	44,250	19,779	124	44,250	19,779	124
Weighted average shares outstanding						
Basic	44,239	19,956	122	35,051	16,747	109
Diluted	44,906	20,474	119	35,718	17,036	110
Operating						
Average daily production						
Crude oil and NGLs (bbl/d)	5,881	1,897	210	3,984	1,578	152
Natural gas (mcf/d)	16,006	6,784	136	13,823	6,423	115
Total (boe/d)	8,549	3,027	182	6,288	2,648	137
Average selling prices([6])						
Crude oil and NGLs ($/bbl)	67.94	49.32	38	67.16	47.61	41
Natural gas ($/mcf)	12.45	7.25	71	9.84	6.91	42
Total ($/boe)	70.06	47.69	47	64.18	45.13	42
Wells drilled – Gross (net)						
Oil	3(2.5)	3(2.2)	-	9(6.5)	13(6.6)	-
Gas	6(5.0)	4(3.9)	-	19(11.0)	25(10.0)	-
Abandoned / other	11(6.6)	-	-	28(18.9)	16(6.1)	-
Total	20(14)	7(6.1)	-	56(36.4)	54(22.7)	-
Drilling success rate	63	100	-	63	80	-
Operating Netback ($/boe)						
Oil and gas sales	70.06	47.69	47	64.18	45.13	42
Processing revenues	0.49	2.31	(79)	0.88	1.06	(17)
Royalties	(20.79)	(9.60)	117	(16.99)	(10.46)	62
Operating costs	(6.63)	(6.53)	2	(7.06)	(6.56)	8
Transportation costs	(1.20)	(0.56)	114	(1.23)	(0.62)	98
Realized hedging loss	(2.32)	(4.28)	(45)	(2.88)	(2.80)	3
Operating Netback	39.61	29.03	36	36.90	25.75	43

Notes:
1) Total revenue is after realized and unrealized hedging losses and gains and includes processing revenues.
2) Net debt includes working capital, excluding unrealized financial instruments.
3) Corporate acquisition only includes the amount allocated to property, plant and equipment.
4) Capital expenditures are presented net of proceeds of disposals.

[5] Total shares outstanding at December 31, 2005 have been restated to give effect to the February 15, 2005 stock dividend.
[6] The average selling prices reported are before hedging expense.

2005 Financial Results

Gross oil and gas revenues increased 237% in 2005 to $147.3 million, an increase of $103.6 million from $43.7 million in 2004. Cash flow increased 277% in 2005 to $74.6 million ($2.09/diluted share), an increase of $54.8 million from $19.8 million ($1.16/diluted share) in 2004. The majority of these increases can be attributed to growth in production volumes resulting primarily from the Company's acquisition of Vaquero combined with production increases in the Pembina and Retlaw areas and increased commodity prices.

Highpine spent $153.6 million of net capital expenditures, excluding acquisitions, in 2005, an increase of 151% from $61.1 million spent in 2004, consisting of $56.7 million on land and seismic, $54.2 million on drilling and $42.7 million on facilities and equipment in 2005.

2005 Operational Results

Highpine's production increased from 3,365 boe/d in the first quarter of 2005 to a 2005 exit rate of approximately 11,800 boe/d. Production increases primarily resulted from the Vaquero acquisition and the start-up of Highpine's 80% owned and operated oil handling facility at Violet Grove, Alberta. This facility was brought on line in June. Start-up operational difficulties resulted in interrupted facility on-stream time for the third and fourth quarters. After a re-start in late December, 2005, the Violet Grove facility has been running satisfactorily in 2006. In addition, Highpine acquired a 15% ownership in the Dominion Oil Battery in late October.

Highpine participated in the drilling of 56 (36.4 net) wells in 2005, achieving an overall success rate of 63% on fully evaluated wells. Due to difficulty in obtaining well drilling permits last year, only 13 (6.2 net) wells were drilled in the prolific Pembina Nisku Fairway. Results of such drilling included 4 (1.5 net) oil wells (including the 9-35 discovery which is currently producing approximately 2,000 boe/d), 3 (1.75 net) dry holes, 5 (2.2 net) water source/injection or other wells, and 1 (0.75 net) active well. The balance of the drilled wells were in the West Central Gas Fairway resulting in an 59% overall success rate. Most notable gas discoveries included wells in Joffre, Ante Creek, Carrot Creek, Goodwin and Windfall/Sakwatamau. The Sturgeon Lake prospect was a dry hole.

Highpine commenced water injection into the Nisku "HH" pool in December, 2005 and into the Nisku "GG" pool in late January, 2006. Water injection into the Nisku II/VV pools is expected to commence in the second quarter of 2006.

Highpine continued to be very active in land and seismic acquisitions in 2005. At year-end the Company's undeveloped land holdings totalled an estimated 210,000 net undeveloped acres of which 175,000 net acres (over 80%) are in Pembina and the West Central Alberta Gas Fairways. The Company's substantial seismic database stands at 3,239 square kilometers of 3D data and 4,636 kilometers of 2D data. A major 3D seismic program is currently being shot on the newest Pembina lands.

Highpine's capital expenditures in 2005 totaled $153.6 million. In addition to drilling 56 (36.4 net) wells, significant expenditures continued to be made in land, seismic and facilities, particularly in the prolific Pembina Nisku Fairway.

Highpine continued to execute its strategy of strengthening its dominant position in Pembina by acquiring an industry partner. In May 2005, Highpine acquired Vaquero which added quality production, land and technical staff, both in Pembina and the West Central Alberta Gas Fairway.

Year-End Reserves Summary

As at December 31, 2005, Highpine's total proved plus probable gross working interest reserves were 24,356 mboe, an increase of 100% compared to 12,177 mboe as at December 31, 2004.

The growth in reserves volumes resulted principally from Highpine's successful 2005 drilling program and the acquisition of Vaquero.

Paddock has evaluated all of the Company's reserves as at December 31, 2005. The December 31, 2005 reserves presented below, include Company working interests before royalty interests and before royalty costs. Where volumes are expressed on a barrel of oil equivalent (boe) basis, gas volumes have been converted to barrels of oil in the ratio of one barrel of oil to six thousand cubic feet of natural gas.

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2005 Based on Forecast Price Assumptions*

December 31, 2005	Natural Gas	Crude Oil & NGLs	Total (6:1)
	(bcf)	*(mbbls)*	*(mboe)*
Proved developed producing	**22.67**	**9,138**	**12,917**
Proved developed non-producing	**8.76**	**747**	**2,207**
Proved undeveloped	**0.33**	**546**	**602**
Total proved	**31.76**	**10,431**	**15,725**
Probable additional	**15.37**	**6,069**	**8,631**
Total proved plus probable	**47.14**	**16,500**	**24,356**

Highpine working interest only – does not include Highpine royalty interests and royalty costs

Oil & Gas Price Forecast	WTI @ Cushing $US/BBL	CDN/US Exchange Rate	AECO C C$/MMBTU
Year			
2006	60.00	0.850	10.54
2007	57.50	0.850	9.52
2008	55.00	0.850	8.32
2009	52.50	0.850	7.71
2010	50.00	0.850	7.10

Reserves Reconciliation*

	Natural Gas		Crude Oil & NGLs		Combined BOE	
	Total Proved	Proved & Probable	Total Proved	Proved & Probable	Total Proved	Proved & Probable
	(bcf)		*(mbbls)*		*(mboe)*	
December 31, 2004	17.95	25.90	5,185	7,860	8,177	12,177
Drilling Additions	8.62	15.85	281	2,951	1,718	5,593
Acquisitions	11.74	17.15	4,213	6,217	6,170	9,075
Dispositions	-	-	-	-	-	-
Technical Revisions	(1.50)	(6.71)	2,206	926	1,955	(194)
Production	(5.05)	(5.05)	(1,454)	(1,454)	(2,295)	(2,295)
December 31, 2005	31.76	47.14	10,431	16,500	15,725	24,356

* *Highpine working interests only – does not include Highpine royalty interests and royalty costs*

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
Reserves Category	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	439,230	382,537	342,028	311,167	286,668	368,429	318,846	284,051	257,883	237,308
Developed Non-Producing	72,123	63,261	56,901	52,066	48,228	47,255	40,616	36,006	32,593	29,940
Total Developed	511,354	445,798	398,929	363,233	334,896	415,684	359,462	320,057	290,476	267,248
Undeveloped	18,126	15,215	13,022	11,319	9,964	11,868	9,821	8,286	7,098	6,157
Total Proved	529,480	461,013	411,951	374,552	344,860	427,552	369, 284	328,343	297,574	273,405
Probable	269,397	207,821	169,706	143,569	124,406	181,064	137,237	110,781	92,878	79,854
Total Proved Plus Probable	798,877	668,833	581,657	518,121	469,266	608,616	506,520	439,124	390,452	353,260

Although Highpine acquired White Fire on February 21, 2006 and therefore did not beneficially own the oil, NGL and natural gas reserves of White Fire until such time, the reserves information is presented below on a proforma basis as if the acquisition of White Fire had been completed effective December 31, 2005. Information disclosed below under the "Pro Forma Reserves" is shown for convenience of reference, on a pro forma basis effective December 31, 2005, evaluated by Paddock.

Pro Forma Reserves

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2005 Based on Forecast Price Assumptions*

December 31, 2005	Natural Gas	Crude Oil & NGLs	Total (6:1)
	(bcf)	*(mbbls)*	*(mboe)*
Proved developed producing	**26.72**	**9,495**	**13,948**
Proved developed non-producing	**11.57**	**1,079**	**3,007**
Proved undeveloped	**0.33**	**546**	**602**
Total proved	**38.61**	**11,120**	**17,556**
Probable additional	**19.45**	**6,455**	**9,697**
Total proved plus probable	**58.07**	**17,575**	**27,252**

** Highpine and White Fire working interests only – does not include Highpine and White Fire royalty interests and royalty costs*

Reserves Category	Net Present Values of Future Net Revenue Before Income Taxes Discounted at (%/year)				
	0	5	10	15	20
	(Thousand of Dollars)				
Proved					
Developed Producing	468,563	406,785	363,100	330,009	303,835
Developed Non-Producing	98,225	85,497	76,892	70,458	65,366
Total Developed	566,789	492,282	439,992	400,467	369,201
Undeveloped	18,126	15,215	13,022	11,319	9,964
Total Proved	584,915	507,497	453,014	411,786	379,165
Probable	295,557	225,459	182,828	153,832	132,682
Total Proved Plus Probable	880,472	732,955	635,842	565,618	511,847

Finding, Development and Acquisition Costs

Highpine has calculated Finding, Development and Acquisition ("**FD&A**") Costs for the 3 year period from 2003 to 2005.

For the 3 year period, the Company's Finding and Development ("**F&D**") costs for its exploration and development program only, averaged $18.24 per boe for proved plus probable reserves and $25.25 per boe for proved reserves. This includes industry competitive F&D costs of $11.60 and $10.96 per proven plus probable boe for 2003 and 2004 respectively. F&D costs for 2005 of $30.36 per proven plus probable boe are heavily influenced by significant up-front land, seismic and facility expenditures. All told, of the $237 million in exploration and development expenditures invested over the 3 years, approximately $120 million (51%) relates to the land, seismic and facilities that helped to create our 150 (105 net) well drilling location inventory, including the facility and infrastructure ownership and control that Highpine enjoys now, and on a go forward basis. The $237 million includes approximately $80 million in the 2005 year alone, a year in which very little high reserve potential Nisku drilling was done.

The acquisition costs were at a reasonable level in 2004, however, the Vaquero merger in 2005 was executed at a high cost of $44.66 per proven plus probable boe. This cost is substantially higher than Company targeted F&D costs, however, the merger was strategic in adding quality production, infrastructure, operating control and consolidation of working interests in many of the Pembina Nisku and West Central Alberta Gas Fairway prospects that form part of our multi-year inventory of drilling opportunities.

On a combined basis, Highpine's 3 year FD&A cost of $27.86 per proven plus probable boe is higher than our internal targets. However, when considering our inventory of high growth potential opportunities, with the significant upfront costs associated with purchasing land, seismic, production facilities, and acquisition goodwill costs behind us, the Company is positioned to achieve top quartile full cycle finding, development and acquisition costs over the next several years as our prospect inventory is drilled and reserves are booked. Highpine also expects to continue to receive upward reserve revisions in our Nisku pools, as we have seen in the past few years.

Total Proved Finding, Development and Acquisition Costs

Years ended December 31,	2005	2004	2003
(000s, except per unit)	$	$	$
Excluding effect of acquisition & dispositions			
Total exploration & development capital costs	**147,306**	66,000	23,279
Net change from previous year's estimated future development costs	**3,773**	5,589	3,931
Total estimated capital for finding & development costs	**151,079**	71,589	27,210
Additions to total proven reserves *(mboe)*	**3,673**	4,318	1,905
Finding & development costs *($/boe)*	**41.13**	16.58	14.28
Three-year average finding & development cost *($/boe)*	**25.25**	-	-
Including effect of acquisition & dispositions			
Total exploration & development capital costs	**552,606**	113,747	23,473
Net change from previous year's estimated future development costs	**3,773**	5,589	3,931
Total estimated capital for finding & development costs	**556,379**	119,336	27,404
Additions to total proven reserves *(mboe)*	**9,844**	6,165	1,770
Finding & development costs *($/boe)*	**56.52**	19.36	15.49
Three-year average finding & development cost *($/boe)*	**39.55**	-	-

Total Proved Plus Probable Finding, Development and Acquisition Costs

Years ended December 31,	2005	2004	2003
(000s, except per unit)	$	$	$
Excluding effect of acquisition & dispositions			
Total exploration & development capital costs	**147,306**	66,000	23,279
Net change from previous year's estimated future development costs	**16,637**	8,542	4,618
Total estimated capital for finding & development costs	**163,943**	74,542	27,897
Additions to total proved plus probable reserves *(mboe)*	**5,399**	6,804	2,404
Finding & development costs *($/boe)*	**30.36**	10.96	11.60
Three-year average finding & development cost *($/boe)*	**18.24**	-	-
Including effect of acquisition & dispositions			
Total estimated exploration & development capital costs	**552,606**	113,747	23,473
Net change from previous year's estimated future development costs	**16,637**	8,542	4,618
Total estimated capital for finding & development costs	**569,243**	122,289	28,091
Additions to total proved plus probable reserves *(mboe)*	**14,474**	9,106	2,246
Finding & development costs *($/boe)*	**39.33**	13.43	12.51
Three-year average finding & development cost *($/boe)*	**27.86**	-	-

Note: The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

2006 Outlook

On February 21, 2006, Highpine completed the acquisition of White Fire and on February 23, 2006, completed a bought deal financing offering of 4.3 million shares at a price of $23.40 per share for gross proceeds of $100.6 million. These transactions position Highpine with a strong asset base, a strengthened management and technical team and a stronger balance sheet. The Company is well positioned to execute its business strategies, including drilling its prospect inventory, reviewing and executing on select strategic acquisitions and evaluating new opportunities.

The Company has a capital expenditure program of approximately $160 million for 2006 with plans to drill approximately 70 to 90 gross (50 to 60 net) wells that are funded from cash flow and existing credit facilities. Of the total budget, approximately $42 million is allocated to development drilling, $69 million to exploration drilling (including undeveloped land acquisition and seismic programs) and $49 million to wellsite equipping, facilities and tie-ins.

Highpine has a large inventory of exploration and development wells to drill in Pembina Nisku and the West Central Alberta Gas Fairways. Approximately 18 (8.7 net) wells have been drilled to date in the first quarter of 2006, including 2 (0.75 net) Nisku wells. Overall success rate is estimated at 83%. Possible discoveries have been made in Pembina, Crystal, Goodwin and Ferrier. Dry holes were drilled at Chip Lake and Goodwin.

Highpine is currently in the process of licensing an additional ten drilling locations in the Pembina area.

Message From Management

We would like to take this opportunity to thank our shareholders who have provided tremendous support from inception as we have made the transition from private start-up through to a publicly traded intermediate exploration and production company with a market capitalization in excess of $1 billion. At Highpine we believe that we have exciting opportunities for continued rapid and profitable growth through 2006 and beyond, through a combination of half and full cycle exploration and development combined with select strategic acquisitions.

Shareholders are invited to attend the annual meeting of shareholders scheduled to be held on Wednesday, May 10, 2006 in the Grand Lecture Theatre of the Metropolitan Centre, Calgary, Alberta commencing at 9:30 a.m. (Calgary time).

MANAGEMENT'S DISCUSSION & ANALYSIS

Acquisition

On May 31, 2005, Highpine acquired Vaquero Energy Ltd. ("Vaquero") for consideration of 19.5 million class A common shares ("Common Shares") of the Company with an ascribed value of $350.9 million (the "Vaquero Acquisition"). Transaction costs of $0.4 million were incurred by Highpine. Vaquero was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin, including the Pembina area of Alberta. The transaction has been accounted for using the purchase method with $257.3 million allocated to property, plant and equipment and $201.7 million allocated to

goodwill. The property, plant and equipment allocation includes $78.7 million allocated to unproved properties. A working capital deficiency of $11.1 million and bank debt of $37.0 million were assumed by Highpine. Asset retirement obligations of $1.9 million, a mark-to-market liability on outstanding financial contracts of $0.2 million and future tax liabilities of $57.6 million were also recorded.

Oil and Gas Revenues and Production

Oil and gas revenues for the year ended December 31, 2005 totalled $147.3 million representing a 237% increase over revenues for the year ended December 31, 2004 of $43.7 million. The increase in revenue is attributable to increased production in the Pembina and Retlaw areas, combined with production from the properties acquired on the Vaquero Acquisition. In addition, higher commodity prices were realized in 2005. Oil and NGL revenue was reduced by a realized hedging expense of $6.1 million (2004 - $2.7 million). Natural gas revenues were further impacted by a realized hedging expense of $0.5 million (2004 - nil).

Production volumes for 2005 averaged 6,288 boe/d compared to an average of 2,648 boe/d in 2004, an increase of 3,640 boe/d or 137%.

Daily Production	Three months ended December 31			Twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Oil and NGLs (bbls/d)	5,881	1,897	210	3,984	1,578	152
Natural gas (mcf/d)	16,006	6,784	136	13,823	6,423	115
Boe/d	8,549	3,027	182	6,288	2,648	137
Oil and NGLs	69%	63%	-	63%	60%	-
Natural gas	31%	37%	-	37%	40%	-
Total	100%	100%		100%	100%	

Pricing

Selling Prices before Hedges	Three months ended December 31			Twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Crude oil and NGLs ($/bbl)	67.94	49.32	38	67.16	47.61	41
Natural gas ($/mcf)	12.45	7.25	72	9.84	6.91	42
Total combined ($/boe)	70.06	47.69	47	64.18	45.13	42

Realized crude oil and NGL prices, prior to hedging expenses, increased 41% in 2005 compared to 2004. Realized natural gas prices increased 42% in 2005 as compared to 2004.

Commodity Price Risk Management

	Three months ended December 31			Twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Average volumes hedged (boe/d)	868	800	9	1,086	550	97
% of production hedged	10%	26%	(62)	17%	21%	(19)
Realized hedging expense ($000s)	1,823	1,191	53	6,613	2,718	143
Realized hedging expense (per boe)	2.32	4.28	(45)	2.88	2.80	3

The Company had in place a 700 bbl/d crude oil swap agreement at a price of CDN $47.20/bbl for all of 2005. The Company also had in place a 700 bbl/d crude oil collar for the period June 1, 2005 to September 30, 2005 with a price range of US $45.00/bbl to US $54.50/bbl. The crude oil collar was assumed by Highpine on the closing of the Vaquero Acquisition.

The Company had a physical natural gas collar for 3,000 GJ/d with a price range of CDN $5.75/GJ to $7.45/GJ for the period May 31, 2005 to October 31, 2005 that was assumed on the closing of the Vaquero Acquisition.

The Company has entered into the following contracts for 2006:

Term	Contract	Volume	Fixed Price	Unrealized Gains at December 31, 2005 (CDN $000s)
Jan 06 to Dec 06	Oil Collar	2,000 bbls/d	US $60.00 to $69.80	540
Jan 06 to Dec 06	Oil Collar	1,000 bbls/d	US $55.00 to $77.25	135
Jan 06 to Dec 06	Gas Collar	5,000 GJs/d	CDN $9.00 to $14.70	763

Royalty Expense

	Three months ended December 31			Twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Total Royalties, net of ARTC ($000s)	16,352	2,674	511	38,995	10,140	285
As a % of oil and gas sales (before hedging expense)	30%	20%	50	26%	23%	13
Per boe	20.79	9.60	117	16.99	10.46	62

Royalties as a percentage of oil and gas sales before hedging expense averaged 26% for 2005 compared to 23% for 2004. Royalty rates as a percentage of revenue have been higher in 2005 due to higher royalty rates on wells in the Pembina area, gross overriding royalties payable on certain properties in the West Central Gas Fairway, and royalty holidays expiring on certain wells.

Operating Costs, Transportation Costs and Processing Revenues

	Three months ended December 31			Twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Operating costs ($000s)	5,212	1,819	187	16,210	6,363	155
Per boe	6.63	6.53	2	7.06	6.56	8
Processing revenues ($000s)	(385)	(644)	(40)	(2,010)	(1,026)	96
Per boe	(0.49)	(2.31)	(79)	(0.88)	(1.06)	(17)
Operating costs (net of processing) per boe	6.14	4.22	45	6.18	5.50	12
Transportation costs ($000s)	947	157	503	2,814	598	371
Per boe	1.20	0.56	114	1.23	0.62	98
Combined per boe	7.34	4.78	54	7.41	6.12	21

On a combined basis, operating costs and transportation costs net of processing revenues increased 21% from $6.12/boe to $7.41/boe.

Operating costs were $16.2 million for 2005 compared to $6.4 million for 2004. Operating costs increased 8% to $7.06/boe for 2005 from $6.56/boe for 2004. These increases are a result of higher industry related costs, as well as higher operating costs in the Pembina area.

Transportation costs for 2005 were 371% higher than for 2004 primarily due to higher production volumes in 2005. In addition, Highpine incurred $0.9 million of sulphur trucking costs for wells in the Pembina area, including a one-time charge of $0.4 million relating to the prior year. On a per unit basis, gas pipeline fees and transportation totaled $0.22/mcf (2004 - $0.16/mcf) and oil trucking was $0.31/bbl (2004 - $0.37/bbl).

In 2005, the Company earned $2.0 million of processing revenues up from $1.0 million in 2004. The increase in processing revenues is primarily attributable to the Joffre gas plant which commenced operations in January of 2005 as well as from facilities in the Pembina area.

Operating Netbacks

(per boe)	Three months ended December 31			Twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Sales price before hedging	70.06	47.69	47	64.18	45.13	42
Processing revenues	0.49	2.31	(79)	0.88	1.06	(17)
Royalties	(20.79)	(9.60)	117	(16.99)	(10.46)	62
Operating costs	(6.63)	(6.53)	2	(7.06)	(6.56)	8
Transportation costs	(1.20)	(0.56)	114	(1.23)	(0.62)	98
Netback before hedges	41.93	33.31	26	39.78	28.55	39
Realized hedging expense	(2.32)	(4.28)	(45)	(2.88)	(2.80)	3
Operating netbacks	39.61	29.03	36	36.90	25.75	43

Operating netbacks before hedging expense increased 39% from $28.55/boe in 2004 to $39.78/boe for 2005 as a result of higher commodity prices in 2005 partially offset by higher royalties, operating costs and transportation costs.

General and Administrative Expenses

	Three months ended December 31			Twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Gross expenses ($000s)	2,510	1,232	104	7,154	3,110	130
Capitalized ($000s)	(690)	(63)	995	(1,377)	(295)	367
Net expenses ($000s)	1,820	1,169	56	5,777	2,815	105
$/boe	2.31	4.20	(45)	2.52	2.90	(13)
% capitalized	27	5	440	19	9	111

General and administrative expenses decreased 13% on a per boe basis from $2.90/boe in 2004 to $2.52/boe in 2005 as a result of increased production volumes in the year.

Stock Based Compensation

Stock based compensation expense of $3.2 million was recorded in 2005 compared to $0.4 million in 2004. The increase was primarily the result of stock options granted to former Vaquero employees that have remained with Highpine and to new employees hired in the year.

Interest and Finance Costs

Interest and finance costs for 2005 were $3.6 million an increase of 58% from $2.3 million 2004. Interest and finance costs were higher in 2005 due to higher average debt levels as a result of capital expenditures incurred.

Depletion, Depreciation and Accretion

	Three months ended December 31			Twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Depletion, depreciation and accretion ($000s)	19,290	4,484	330	53,893	14,887	262
Per boe	24.53	16.10	52	23.48	15.36	53

Depletion, depreciation and accretion ("DD&A") amounted to $53.9 million or $23.48/boe for 2005, compared with $14.9 million or $15.36/boe in 2004, a 53% increase on a per boe basis. The increase is attributable to significant capital expenditures incurred in 2005 combined with the costs of the Vaquero Acquisition.

Income Taxes

Cash taxes of $0.7 million for 2005 (2004 - $0.2 million) relate to the Federal Large Corporation Tax. Large Corporation Tax was higher in 2005 as a result of a higher capital tax base resulting from the completion of the Vaquero Acquisition on May 31, 2005. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine management currently believes no cash income tax will be payable in 2006.

Cash Flow and Net Earnings

	Three months ended December 31			Twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Funds from operations ($000s)	27,957	6,255	347	74,550	19,773	277
Per diluted share	0.62	0.31	100	2.09	1.16	80
Net earnings ($000s)	4,855	1,047	363	12,274	3,177	286
Per diluted share	0.11	0.05	120	0.34	0.19	79

Funds from operations increased 277% to $74.6 million in 2005 compared to $19.8 million in 2004 with funds from operations per diluted share increasing 80% for the year. The increase of funds from operations as well as per diluted share in 2005 is attributable to higher commodity prices and significantly higher production volumes realized in 2005. Net income increased 286% to $12.3 million in 2005 from $3.2 million in 2004.

Liquidity and Capital Resources

At December 31, 2005, the Company had a revolving term credit facility of $105 million and a demand operating credit facility of $20 million. At December 31, 2005, Highpine had a working capital deficiency of $4.9 million and net debt of $109.6 million. The bank debt was $104.7 million or 84%, providing excess credit capacity of $20.3 million. On February 21, 2006, the amount available under the Company's credit facilities was increased from $125 million to $150 million.

Highpine's 2006 capital budget of approximately $160 million will be funded from available bank debt, cash flow from operations and the proceeds of a bought deal equity financing which closed on February 23, 2006. The bought deal equity financing resulted in Highpine issuing 4.3 million common shares at $23.40 per share for net cash proceeds of $96.6 million.

(000s)	December 31, 2005	December 31, 2004
Bank debt	104,707	34,822
Working capital deficiency	4,892	14,815
Net debt	109,599	49,637

At March 7, 2006, Highpine's bank debt was approximately $26.0 million which includes the assumption of $3.7 million of White Fire's bank debt.

Contractual Obligations

The Company was committed to make future payments pursuant to contractual obligations at December 31, 2005 as follows:

($ thousands)	Total	2006	2007/2008	2009/2010	After 2010
Operating leases (1)	8,355	1,261	2,354	2,420	2,320

1) Operating leases include leases for office space and field equipment.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and net of property dispositions, were $153.6 million for the year ended December 31, 2005 compared to $61.1 million for 2004. Highpine incurred significant expenditures at Crown land sales acquiring parcels in Pembina and the Company's West Central Gas Fairway. Drilling and completion expenditures were focused in Pembina and the Company's West Central Gas Fairway. Facility expenditures were primarily attributable to Highpine's Violet Grove oil processing facilities. Other expenditures are comprised of office related expenditures including the acquisition of a field office building in Drayton Valley.

($ millions)	Three months ended December 31			Twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Land	8.3	9.8	(15)	42.3	12.4	241
Seismic	8.4	0.5	1,580	14.4	4.8	200
Drilling and completions	18.8	3.5	437	54.2	27.2	99
Facilities and equipment	8.6	10.2	(16)	36.4	21.6	69
Property acquisitions and disposition (net)	4.3	(0.4)	-	3.8	(5.0)	-
Office and other	2.5	-	-	2.5	0.1	2,400
Total	50.9	23.6	116	153.6	61.1	151

Shareholders' Equity

During 2005, 47,500 Common Shares were issued on the exercise of stock options for proceeds of $0.2 million.

The Company issued 4.0 million Common Shares at a price of $18.00 per share for gross proceeds totaling $72.0 million pursuant to its initial public offering. Costs associated with the issuance of the Common Shares were $4.8 million including the underwriters' fee of $3.7 million. On April 5, 2005, the issued and outstanding Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "HPX".

The Company also issued 19.5 million Common Shares to acquire all the outstanding shares of Vaquero Energy Ltd. on May 31, 2005.

Outstanding Common Shares

As at March 7, 2006, the Company had 52.8 million Common Shares outstanding and had granted options to employees, directors and officers to acquire a further 4.5 million Common Shares.

Transaction with Related Party

As at December 31, 2005, $122,000 was due from an officer of the Company. The loan was repaid in February 2006.

Fourth Quarter Review

The following are the highlights of the fourth quarter of 2005:

- Highpine's funds from operations increased by 347% from $6.3 million in the fourth quarter of 2004 to $28.0 million in the fourth quarter of 2005. Funds from operations per diluted share increased by 100% as a result of cash flow generated from properties relating to the Vaquero Acquisition, increased production from Highpine's drilling program and higher commodity prices. Highpine's production increased from 3,027 boe/d in the fourth quarter of 2004 to 8,549 boe/d in the fourth quarter of 2005.

- Highpine acquired a 15% interest in the Dominion Violet Grove oil battery and also increased its interest in the Keyera Easyford facility.

Proposed Transaction

On December 12, 2005, Highpine announced that it had entered into an agreement with White Fire Energy Ltd. ("White Fire") whereby Highpine would acquire all the issued and outstanding shares of White Fire pursuant to a plan of arrangement. On February 21, 2006, upon closing the plan of arrangement, shareholders of White Fire received 0.132 Common Shares of the Company for each Common Share of White Fire held resulting in the Company issuing approximately 4.1 million common shares to the former White Fire shareholders. On February 21, 2006, Highpine assumed $3.7 million outstanding on White Fire's credit facility which was repaid using Highpine's credit facilities.

The acquisition of White Fire will increase the Company's production of crude oil, natural gas and natural gas liquids which is expected to result in increased earnings and increased cash flows.

Resolution of Contingency

On December 14, 2004, the Company was granted a license from the Alberta Energy and Utilities Board (the "AEUB") relating to the expansion of an existing facility. On December 15, 2004, a notice of objection was filed with the AEUB by a corporation which is a joint lease owner where the facility was being constructed. In the fourth quarter of 2005, the corporation rescinded the objection.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licenses;
- Finding and producing reserves economically;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding our activities;

- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

HIGHPINE OIL & GAS LIMITED

Consolidated Balance Sheets
(Unaudited Thousands)

	December 31, 2005	December 31, 2004
Assets		
Current assets:		
ccounts receivable	$ 40,716	$ 13,366
repaid expenses and deposits	1,795	659
inancial instruments (note 8)	763	-
	43,274	14,025
Property, plant and equipment	493,330	134,282
Long-term investment, at cost	1,000	1,000
Deferred charges (note 3)	251	-
Goodwill (note 2)	215,835	14,081
	$ 753,690	$ 163,388

Liabilities and Shareholders' Equity

	December 31, 2005	December 31, 2004
Current liabilities:		
ccounts payable and accrued liabilities	$ 47,403	$ 28,840
ank indebtedness (note 4)	104,707	34,822
	152,110	63,662
Future income taxes	84,167	20,419
Asset retirement obligations (note 5)	5,898	1,974
Deferred lease inducements	492	-
Shareholders' equity:		
hare capital (note 6)	479,496	52,830
'ontributed surplus (note 6)	3,627	511
etained earnings	27,900	23,992
	511,023	77,333
Commitments (note 7)		
Subsequent events (note 4 and 9)		
	$ 753,690	$ 163,388

See accompanying notes to consolidated financial statements.

HIGHPINE OIL & GAS LIMITED

Consolidated Statements of Earnings and Retained Earnings
(Unaudited; Thousands except per share amounts)

	Three months ended December 31, 2005	Three months ended December 31, 2004	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004
Revenues:				
Oil and gas revenues	$ 55,097	$ 13,132	$ 147,303	$ 43,743
Royalties, net of Alberta royalty tax credits	(16,352)	(2,674)	(38,995)	(10,140)
Financial instruments				
Realized (losses)	(1,823)	(1,191)	(6,613)	(2,718)
Unrealized gains	955	-	944	-
	37,877	9,267	102,639	30,885
Processing revenues	385	644	2,010	1,026
Interest and other income	1	64	7	406
	38,263	9,975	104,656	32,317
Expenses:				
Operating costs	5,212	1,819	16,210	6,363
Transportation costs	947	157	2,814	598
General and administrative	1,820	1,169	5,777	2,815
Depletion, depreciation and accretion	19,290	4,484	53,893	14,887
Interest and finance costs	1,192	448	3,631	2,296
Stock based compensation (note 6)	1,299	165	3,151	396
	29,760	8,242	85,476	27,355
Earnings before taxes	8,503	1,733	19,180	4,962
Taxes:				
Current	173	73	723	185
Future	3,475	613	6,183	1,600
	3,648	686	6,906	1,785
Net earnings	4,855	1,047	12,274	3,177
Retained earnings, beginning of period	23,045	22,945	23,992	20,815
Stock dividend and adjustment (note 6)	-	-	(8,366)	-
Retained earnings, end of period	$ 27,900	$ 23,992	$ 27,900	$ 23,992
Net earnings per share (note 6)				
Basic	$ 0.11	$ 0.05	$ 0.35	$ 0.19
Diluted	$ 0.11	$ 0.05	$ 0.34	$ 0.19

See accompanying notes to consolidated financial statements.

HIGHPINE OIL & GAS LIMITED

Consolidated Statements of Cash Flows
(Unaudited; Thousands)

	Three months ended		Twelve months ended	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Cash provided by (used in):				
Operating Activities:				
Net earnings	4,855	1,047	12,274	3,177
Items not involving cash:				
Depletion, depreciation and accretion	19,290	4,484	53,893	14,887
Gain on sale of investment	-	(54)	-	(350)
Future income taxes	3,475	613	6,183	1,600
Shares issued for services performed	-	-	-	63
Stock based compensation	1,299	165	3,151	396
Unrealized financial instruments	(955)	-	(944)	-
Amortization of leasehold inducements	(7)	-	(7)	-
Funds from operations	27,957	6,255	74,550	19,773
Change in non-cash working capital relating to operations	11,488	(31)	(18,017)	(2,940)
	39,445	6,224	56,533	16,833
Financing Activities:				
Common shares issued for cash, net of share issue costs	-	-	67,189	10,692
Proceeds on exercise of stock options	72	-	176	-
Increase in bank indebtedness	15,039	(11,907)	32,857	31,428
Special warrants issued for cash, net of issue costs	-	27,981	-	27,981
	15,111	16,074	100,222	70,101
Investing Activities:				
Property, plant and equipment additions	(50,788)	(24,027)	(154,015)	(66,106)
Debenture receivable repayment	-	-	-	3,737
Proceeds on sale of investment	-	56	-	350
Long-term investment, at cost	-	-	-	(760)
Proceeds on the disposition of property, plant and equipment	(73)	408	409	4,973
Net cash paid on business combination	-	-	(429)	(42,089)
Deferred lease inducements	581	-	581	-
Deferred charges	(251)	-	(251)	-
Change in non-cash working capital relating to investing activities	(4,025)	1,265	(3,050)	12,424
	(54,556)	(22,298)	(156,755)	(87,471)
Decrease in cash and cash equivalents	-	-	-	(537)
Cash and cash equivalents, beginning of period	-	-	-	537
Cash and cash equivalents, end of period	-	-	-	-
Cash interest paid	1,124	362	3,070	1,651
Cash taxes paid	138	-	494	60

See accompanying notes to consolidated financial statements.

For the twelve months ended December 31, 2005 and 2004 (Unaudited; Tabular amounts in thousands except per share amounts)

1. Summary of Accounting Policies:

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the most recent audited annual consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2004.

2. Acquisition:

Vaquero Energy Ltd.

On May 31, 2005, the Company acquired Vaquero Energy Ltd. ("Vaquero") for consideration of 19.5 million class A common shares with an ascribed value of $350.9 million. Vaquero was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment (including unproved properties totalling $78,657)	$	257,314
Goodwill		201,754
Working capital (deficiency)		(11,062)
Bank debt		(37,028)
Asset retirement obligations		(1,903)
Financial instruments		(181)
Future income taxes		(57,569)
	$	351,325
Consideration		
Acquisition costs	$	429
Class A common shares issued		350,896
	$	351,325

3. Deferred charges:

In December 2005, the Company incurred various costs in connection with the acquisition of White Fire Energy Ltd. (note 9). Deferred charges represent part of the overall consideration paid and will be allocated to the net assets acquired on the acquisition of White Fire Energy Ltd.

4. **Bank indebtedness:**

At December 31, 2005 the Company had available a $105 million revolving term credit facility and a $20 million demand operating credit facility with Canadian financial institutions. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25% depending on the Company's ratio of consolidated debt to net income before interest, taxes, depletion, depreciation, accretion and compensation expense. The demand operating credit facility bears interest at the lenders' prime rate. The facilities are reviewed and renewed semi-annually on April 30 and October 31. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

On February 21, 2006, the amount available under the Company's credit facilities was increased from $125 million to $150 million.

5. **Asset retirement obligations:**

At December 31, 2005, the estimated total undiscounted amount required to settle asset retirement obligations was $10.0 million which will be incurred between 2006 and 2026. This amount has been discounted using a credit adjusted risk-free interest rate of 8.0 percent per annum and inflated using an inflation rate of 2.0 per cent per annum.

Changes to asset retirement obligations were as follows:

	2005	2004
Asset retirement obligations, beginning of period	$ 1,974	$ 378
Liabilities acquired	1,903	950
Liabilities incurred	1,694	1,144
Liabilities disposed of	-	(600)
Accretion	327	102
Asset retirement obligations, end of period	$ 5,898	$ 1,974

6. **Share capital:**

(a) Authorized:

(i) an unlimited number of Class A common shares without par value; and

(ii) an unlimited number of Class B common shares without par value issuable in series. The Class B common shares are non-voting and are not entitled to the receipt of dividends.

(b) Shares issued:

	2005		2004	
	Number	Amount	Number	Amount
Class A common shares:				
Balance, beginning of period	15,208	24,247	13,195	$ 13,455
Issued for cash	4,000	72,000	1,200	6,000
Issued to acquire Vaquero	19,494	350,896	-	-
Shares issued for services performed	-	-	13	63
Conversion of Class B shares	1,271	1	-	-
Special warrants exercised	3,300	28,582	-	-
Stock dividend and adjustment	930	8,366	-	-
Stock option exercises	47	176	-	-
Contributed surplus transferred on exercise of options	-	35	-	-
Flow-through shares issued	-	-	800	4,800
Flow-through shares renounced	-	(1,613)	-	-
Share issue costs less tax effect of (2005 - $1,617; 2004 - $38)	-	(3,194)	-	(71)
Balance, end of period	44,250	479,496	15,208	24,247
Class B common shares:				
Balance, beginning of period	1,271	1	1,271	1
Conversion of Class B shares	(1,271)	(1)	-	-
Balance, end of period	-	-	1,271	1
Special warrants:				
Balance, beginning of period	3,300	28,582	-	-
Issued for cash	-	-	3,300	29,700
Exercised	(3,300)	(28,582)	-	-
Share issue costs less tax effect of (2004 - $602)	-	-	-	(1,118)
Balance, end of period	-	-	3,300	$ 28,582
Total		479,496		$ 52,830

On May 31, 2005, 19.5 million class A common shares of the Company were issued as consideration to acquire the outstanding shares of Vaquero.

On April 5, 2005, 4.0 million class A common shares of the Company were issued pursuant to the Company's initial public offering. Costs associated with the initial public offering totalled approximately $4.8 million.

On March 31, 2005, 3.5 million class A common shares of the Company were issued upon the exercise of the special warrants.

On February 15, 2005, the Company declared a stock dividend in the amount of $7.0 million which resulted in 0.047 of a class A common share being issued for each issued and outstanding class A common share. In accordance with the terms of the issued and outstanding special

warrants of the Company the stock dividend resulted in an additional 0.2 million class A common shares being issuable upon exercise of the outstanding special warrants.

On February 3, 2005, the Company filed Articles of Amendment to amend the provisions of the series 1 class B shares and as such, the series 1 class B shares were automatically converted into class A common shares on February 4, 2005.

(c) Per share amounts:

Weighted average number of Common shares outstanding	Three months ended December 31, 2005	Three months ended December 31, 2004	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004
Basic	44,239	19,956	35,051	16,747
Dilutive effect of options	667	518	667	289
Diluted	44,906	20,474	35,718	17,036

Weighted average Class A common shares outstanding have been retroactively restated to give effect to the February 15, 2005 stock dividend.

(d) Stock options:

The Company has a stock option plan to provide options for directors, officers and employees to purchase Class A common shares of the Company. The stock options are exercisable over six years, with a vesting period over four years.

The following summarizes the options outstanding at December 31, 2005 and 2004:

	2005		2004	
	Class A common shares issuable	Weighted average exercise price	Class A common shares issuable	Weighted average exercise price
Balance, beginning of period	1,542	$ 5.26	530	$ 2.84
Granted	2,308	18.96	1,012	6.53
Exercised	(47)	(3.89)	-	-
Cancelled	(224)	(17.00)	-	-
Adjustment as a result of stock dividend	73	-	-	-
Balance, end of period	3,652	$ 13.06	1,542	$ 5.26
Exercisable, end of period	556	$ 4.33	175	$ 2.78

Details of the exercise prices and expiry dates of options outstanding at December 31, 2005 are as follows:

	Options outstanding			Options exercisable	
Range of exercise price	Class A common shares issuable	Weighted average years to expiry	Weighted average exercise price	Class A common shares issuable	Weighted average exercise price
$2.60 - $5.00	1,110	3.77	$ 3.73	447	$ 3.33
$8.10 - $14.00	598	4.99	$ 9.92	109	$ 8.43
$18.00 - $21.35	1,944	5.51	$ 19.36	-	-
	3,652	4.89	$ 13.06	556	$ 4.33

The fair value of stock options granted during the twelve months ended December 31, 2005 and December 31, 2004 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Expected volatility	45%	50%
Risk free rate of return	4.5%	4.5%
Expected option life	4 years	4 years
Weighted average fair market value per option	$7.43	$3.48

The Company does not anticipate paying any dividends during the expected life of the options.

(e) Contributed surplus:

		2005		2004
Balance, beginning of period	$	511	$	115
Stock based compensation expense		3,151		396
Transferred on exercise of stock options		(35)		-
Balance, end of period	$	3,627	$	511

7. **Commitments:**

The Company is committed to operating leases for office space and equipment annually as follows:

2006	$	1,261
2007		1,196
2008		1,158
2009		1,210
2010		1,210
Thereafter		2,320

8. **Financial instruments:**

The following financial instrument contracts were outstanding at December 31, 2005:

Financial WTI crude oil contracts

Term	Contract	Volume (bbls/d)	Fixed Price/bbl	Unrealized Gain (CDN)
Jan 06 to Dec 06	**Collar**	**2,000**	**US $60.00 to $69.80**	**540**
Jan 06 to Dec 06	**Collar**	**1,000**	**US $55.00 to $77.25**	**135**

Financial AECO natural gas contract

Term	Contract	Volume (GJs/d)	Fixed Price/GJ	Unrealized Gain (CDN)
Jan 06 to Dec 06	Collar	5,000	CDN $9.00 to $14.70	763

The financial AECO natural gas contract does not qualify as an effective hedge for accounting purposes and as such, the unrealized gain has been recorded in income and as a financial instrument asset.

9. **Subsequent events:**

   (a) Public offering:

   On February 23, 2006, the Company and a syndicate of underwriters closed a bought deal equity financing pursuant to which the syndicate sold 4.3 million Class A common shares for gross proceeds of $100.6 million (net proceeds - $96.6 million).

   (b) Acquisition of White Fire Energy Ltd.:

   On February 21, 2006, the Company closed the previously announced acquisition of White Fire Energy Ltd. ("White Fire") by way of a Plan of Arrangement. Under the Plan of Arrangement, shareholders of White Fire received 0.132 class A common shares of the Company for each common share of White Fire held. The Company issued approximately 4.1 million class A common shares to shareholders of White Fire.

10. **Comparative balances:**

   Certain of the comparative balances have been reclassified to conform to the current period's presentation.

Additional Information

Additional information regarding Highpine and its business and operations may be found in its annual information form, 2005 management's discussion and analysis and December 31, 2005 audited consolidated financial statements which will be filed on SEDAR on or before March 31, 2006.

Highpine has also posted a March 2006 corporate presentation on its website at www.highpineog.com.

Reader Advisory

The reserve report containing the reserve information outlined above was prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook ("**COGE Handbook**") and the reserves definitions contained in National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* ("**NI 51-101**") and the COGE Handbook.

All evaluations of future net cash flows are stated before and after the provision for income taxes and prior to indirect costs and after deduction of royalties, estimated future capital expenditures and well abandonment costs and after giving effect to the Alberta Royalty Tax Credit. It should not be assumed that the present values of estimated future net cash flows shown above is representative of the fair market value of Highpine's crude oil, natural gas liquids and natural gas reserves. There is no assurance that the price and cost assumptions used in estimating such future net cash flows will be consistent with actual

prices and costs and variances could be material. The recovery and reserve estimates of Highpine's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

In this press release, the term "gross working interest reserves" means Highpine's total working interest before royalties owned by others.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Statements in this press release contain forward-looking information including expectations of future production and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("**GAAP**") requires management to make certain judgements and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Funds flow from operations and operating netbacks are not recognized measures under GAAP. Management believes that in addition to net income, funds flow from operations and operating netbacks are useful supplemental measures as they demonstrate Highpine's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Readers are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating these measures may differ from other companies and, accordingly, they may not be comparable to measures used by other companies. For these purposes, Highpine defines funds flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netbacks as revenue less royalties and operating expenses.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina and Windfall/Chip Lake/Joffre/Ferrier areas of West Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
website: www.highpineog.com